QUANTA
SERVICES

**NOTICE OF 2022 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT**

# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



Quanta Services, Inc.

**2800 Post Oak Boulevard, Suite 2600**
**Houston, TX 77056 | (713) 629-7600**

**TO BE HELD MAY 27, 2022**

To our Stockholders:

The annual meeting of stockholders of Quanta Services, Inc. ("Quanta") will be held in the Williams Tower, 2nd Floor Conference Center, Auditorium No. 1, located at 2800 Post Oak Boulevard, Houston, Texas 77056, on May 27, 2022, at 8:30 a.m. local time. At the meeting, you will be asked to consider and act upon the following matters, which are more fully described in the accompanying Proxy Statement:

1. Election of nine directors nominated by Quanta's Board of Directors;
2. Approval, by non-binding advisory vote, of Quanta's executive compensation;
3. Ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for fiscal year 2022;
4. Approval of an amendment to the Quanta Services, Inc. 2019 Omnibus Equity Incentive Plan to, among other changes, increase the number of shares of Quanta common stock that may be issued thereunder by 2,173,000 shares; and
5. Action upon any other matters that are properly brought before the meeting, or any adjournments or postponements of the meeting, by or at the direction of the Board of Directors.

Our stockholders of record at the close of business on April 1, 2022, are entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the meeting.

By Order of the Board of Directors,

Carolyn M Campbell

**Carolyn M. Campbell**
Corporate Secretary

Houston, Texas
April 14, 2022

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 27, 2022:**

The Notice, Proxy Statement and 2021 Annual Report to Stockholders are available at www.proxydocs.com/PWR.

# PROXY STATEMENT SUMMARY



**Quanta Services, Inc.**
**2800 Post Oak Boulevard, Suite 2600**
**Houston, TX 77056 | (713) 629-7600**

This summary highlights selected information about the items to be voted on at the 2022 annual meeting of stockholders (the "Annual Meeting") of Quanta Services, Inc. (together with its subsidiaries, "Quanta" or the "Company"). This summary does not contain all of the information that you should consider in deciding how to vote. You should read the entire Proxy Statement carefully before voting.

## 2022 Annual Meeting of Stockholders



**Where**
Williams Tower, 2nd Floor Conference Center, Auditorium No. 1, located at 2800 Post Oak Boulevard, Houston, Texas 77056



**When**
May 27, 2022,
at 8:30 a.m. local time



**Record Date**
Our stockholders of record at the close of business on April 1, 2022, are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements of the meeting.

## Annual Meeting Agenda and Voting Recommendations

Stockholders are being asked to vote on four agenda matters:

| Proposal | Board Recommendation |
|---|---|
| **Proposal 1** | |
| Election of nine directors nominated by Quanta's Board of Directors | **FOR Each Director Nominee** |
| **Proposal 2** | |
| Approval, by non-binding advisory vote, of Quanta's executive compensation | **FOR** |
| **Proposal 3** | |
| Ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for fiscal year 2022 | **FOR** |
| **Proposal 4** | |
| Approval of an amendment to the Quanta Services, Inc. 2019 Omnibus Equity Incentive Plan to, among other changes, increase the number of shares of Quanta common stock that may be issued thereunder by 2,173,000 shares | **FOR** |

## Voting Your Shares

Your vote is important. Even if you plan to attend the Annual Meeting in person, the Board of Directors of Quanta (the "Board") recommends that you cast your vote as soon as possible. Stockholders of record may vote by any of the below methods.

**Internet**
www.proxypush.com/PWR

**Telephone**
1-866-390-5316

**Mail**
If you received a paper copy of the proxy form by mail, complete, sign, date and return your proxy card in the pre-addressed, postage-paid envelope provided.

# Proposal 1: Election of Directors

The Board of Directors unanimously recommends a vote **FOR** the election of each of the director nominees.

▶      See page 2 for further information

## Director Nominees

The following table provides summary information about each director nominee. Each director nominee is elected annually by a majority of votes cast.

| Name, Age, and Principal Position / Experience | Director Since | Committees | | | |
|---|---|---|---|---|---|
| | | AC | CC | GNC | IC |
| **Earl C. (Duke) Austin, Jr.** (52)<br>President and Chief Executive Officer of Quanta | 2016 | | | | |
| **Doyle N. Beneby** (62) Independent<br>President and Chief Executive Officer of Midland Cogeneration Venture | 2016 | | ■ | | ■ |
| **Vincent D. Foster** (65) Independent<br>Executive Chairman and Former Chief Executive Officer of Main Street Capital Corporation | 1998 | ■ F | | | ■ |
| **Bernard Fried** (65) Independent<br>Principal of BF Consulting and Former Chief Executive Officer of Plastikon Industries, Inc. | 2004 | ■ F | ■ | | |
| **Worthing F. Jackman** (57) Independent<br>President and Chief Executive Officer of Waste Connections, Inc. | 2005 | ■ F | ■ | | |
| **Holli C. Ladhani** (51) Independent<br>Former President and Chief Executive Officer of Select Energy Services, Inc. | 2021 | | | ■ | ■ |
| **David M. McClanahan** (72) Independent<br>Chairman of the Board of Quanta and Former President and Chief Executive Officer of CenterPoint Energy, Inc. | 2016 | | | | |
| **Margaret B. Shannon** (72) Independent<br>Former Vice President and General Counsel of BJ Services Company | 2012 | | | ■ | ■ |
| **Martha B. Wyrsch** (64) Independent<br>Former Executive Vice President and General Counsel of Sempra Energy | 2019 | ■ | ■ | | |

**Committees**
**AC** - Audit Committee
**GNC** - Governance and Nominating Committee
**CC** - Compensation Committee
**IC** - Investment Committee

**F** Financial Expert

# Snapshot of 2022 Director Nominees



**Independence**

**89%**
Directors

All director nominees are independent except the CEO

8 Independent
1 Non Independent

**Tenure**

**10.1**
Years  Average Tenure

5  0-6 years
1  7-12 years
3  12+ years

**Age**

**62**
Years  Average Age

2  <55
3  55-64
4  65+

**Gender/Ethnic Diversity**

**44%**
Diversity

3  Female
1  African-American

# Board Qualifications, Skills and Experience

The Board regularly reviews the desired qualifications, skills and experiences that it believes are appropriate to oversee Quanta's business and long-term strategy. Attributes brought by director nominees include:



Industry Experience — 9/9

Risk Oversight and Management — 9/9

Operations/Strategic Planning — 8/9

Senior Leadership — 9/9

Finance/Accounting/Capital Allocation — 6/9

Government/Regulatory — 4/9

Legal/Compliance — 3/9

Environmental/Social/Governance — 6/9

Other Public Company Board Experience — 7/9

# Corporate Governance Highlights

We are committed to strong governance standards, as evidenced by the key best practices below.

✓ Annual election of directors
✓ Five new directors added since 2016
✓ Majority voting standard for election of directors in uncontested elections
✓ Director resignation policy
✓ Holders of Quanta common stock vote as a single class on all matters
✓ Independent Chairman of the Board
✓ Annual stockholder engagement
✓ Robust stock ownership requirements for directors and officers
✓ Meaningful annual limit on non-employee director compensation
✓ Code of Conduct that applies to all directors, officers and employees
✓ Robust oversight process of business strategy, risk management and corporate sustainability and responsibility matters

# Proposal 2: Advisory Vote to Approve Executive Compensation

The Board of Directors unanimously recommends a vote **FOR** the advisory resolution approving Quanta's executive compensation.

▶ See page 24 for further information

## Compensation Overview

Despite continuing to operate through unprecedented health conditions and a challenging economic environment as a result of the novel coronavirus disease that began in 2019 ("COVID-19"), Quanta continued to execute and perform at a high level and achieved strong financial results during 2021. While certain of Quanta's operations were impacted by the pandemic and broader challenges in the energy market, the Company achieved many record financial results based on continued collaboration with customers, including record annual revenues, net income attributable to common stock and earnings per share.

During 2021, the Company also accomplished key strategic objectives related to base business operations growth, workforce development and customer expansion. Notably, Quanta completed its largest acquisition to date by acquiring Blattner Holding Company ("Blattner"), a premier utility-scale renewable energy infrastructure solutions provider, which significantly expanded Quanta's service offerings with respect to the renewable energy market and ability to collaborate with customers on their energy-transition projects and long-term plans. The Company believes its performance and accomplishments are indicative of the resiliency and sustainability of its business model. Additionally, as a result of the Company's ability to perform notwithstanding the difficult circumstances, the Compensation Committee, as supported by the Company's Chief Executive Officer ("CEO"), did not make any adjustments in 2021 directly related to the COVID-19 pandemic.

Quanta's strong performance during 2021 resulted in a payout under the 2021 annual incentive plan at approximately 165.9% of target and the completion of an exceptional 2019-2021 performance cycle that resulted in performance exceeding the maximum performance goals set under the 2019 long-term incentive plan. Additionally, the performance targets and metrics utilized in the Company's 2021 long-term incentive plan, which apply to the 2021-2023 performance cycle, continue to represent improvement over prior performance and/or targets and support Quanta's strategic initiatives with respect to return on invested capital, efficient and sustainable usage of property and equipment and employee safety.

### 2021 Target Compensation Mix

Quanta's named executive officer ("NEO") compensation is primarily comprised of base salary, short-term cash incentives and long-term equity incentives. Target award levels generally reflect competitive market levels and practices, with upside opportunity for performance above target levels, and performance measures are chosen to align the interests of executives with stockholders.

**Mr. Austin**


12%
Base Salary
15%
Short-Term Cash Incentive
73%
Long-Term Equity Incentive
88%
At Risk

**Other NEOs (Total)**


20%
Base Salary
58%
Long-Term Equity Incentive
22%
Short-Term Cash Incentive
80%
At Risk

## 2021 Long-Term Incentive Plan Equity Mix

A significant portion of equity-based incentive awards (70% with respect to the CEO and 60% with respect to other NEOs) are tied to measurable Company performance over a 3-year performance period.



**Mr. Austin**

30% Time-Based    70% Performance-Based

**Other NEOs**

40% Time-Based    60% Performance-Based

# Elements of Executive Compensation

| | Element and Form of Compensation | Performance / Payment Criteria | Purpose |
|---|---|---|---|
| **FIXED** | **Base Salary** Cash | Individual performance and experience in the role are factors | To provide fixed compensation necessary to attract and retain key executives, and offset the cyclicality in our business that may impact variable pay |
| **AT RISK** | **Short-Term Incentive** Cash | Tied to the achievement of performance targets related to (i) AIP Adjusted EBITDA (as defined below); (ii) AIP Adjusted EBITDA margin (as defined below); and (iii) safety performance | To incentivize and reward achievement of annual financial and operational performance targets, which focus on profitable growth and safe execution |
| | **Long-Term Incentive** Performance Stock Units ("PSUs") | Cliff-vest at the end of a 3-year performance period  Tied to the achievement of return on invested capital, relative total stockholder return, capital efficiency and certain sustainability-based metrics (i.e., fleet idle time and composite driver safety) | To incentivize achievement of our long-term financial performance targets that focus on strategic initiatives  To align management and stockholder interests and to attract and promote retention of key executives  To incentivize sustainable performance through reduced environmental impact and enhanced employee safety |
| | Restricted Stock Units ("RSUs") | Vest over three years in equal annual installments | To align management and stockholder interests and attract and promote retention of key executives |
| **OTHER** | **Other Compensation** Retirement Benefits and Perquisites | Not applicable | To maintain the health and safety of executives  To provide a competitive compensation package and, in certain cases, optimize key executives' time |

v

## Compensation Governance

We are committed to strong governance standards that ensure our executive compensation programs are closely aligned with the interests of our stockholders and other stakeholders, as evidenced by the policies and practices described below.

# What We Do

✓ **Stock Ownership Guidelines.** We maintain meaningful stock ownership guidelines that align our executives' long-term interests with those of our stockholders and discourage excessive risk-taking.

✓ **Clawback Policy.** We maintain a clawback policy that permits our Board to recover from executive officers and key employees of Quanta and its subsidiaries cash or equity incentive compensation in certain circumstances involving a restatement of the Company's financial statements.

✓ **Annual Review.** Our Compensation Committee engages its own independent compensation consultant, which performs an annual comprehensive market analysis of our executive compensation program and pay levels.

✓ **Annual Say-on-Pay Vote.** We provide our stockholders with an annual opportunity to participate in an advisory vote on NEO compensation.

✓ **Performance-Based Compensation.** The majority of the target compensation for our NEOs is subject to objective and measurable financial and operational performance metrics.

✓ **Performance Thresholds and Maximums.** All performance-based awards require that the Company achieve a threshold level of performance to receive any award and provide for a cap on the maximum award in the event the established performance criteria is dramatically exceeded.

✓ **Modest Perquisites.** Our NEOs receive a modest amount of perquisites, which are intended to promote wellness, provide convenience in light of the demands of their positions, assist them in serving necessary business purposes, and provide a competitive compensation package.

✓ **Sustainability Performance Metrics.** Both short-term cash incentive compensation and long-term equity incentive compensation for NEOs are tied to successful performance of sustainability initiatives, including employee safety measures and efficient utilization of equipment.

# What We Don't Do Ⓧ

X **Anti-Pledging Policy**. We maintain an anti-pledging policy that prohibits directors and executive officers from pledging Quanta securities as collateral for a loan absent pre-clearance and demonstration of financial capacity to repay without resorting to the pledged securities.

X **Anti-Hedging Policy.** We maintain an anti-hedging policy that prohibits directors and executive officers from hedging the economic risk of ownership of Quanta common stock.

X **No Gross-Up.** Our employment agreements with NEOs do not provide for gross-ups of excise taxes on severance or other payments in connection with a change of control.

# Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm

The Board of Directors unanimously recommends a vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for fiscal year 2022.

▶ See page 66 for further information

# Proposal 4: Approval of Amendment to Omnibus Equity Incentive Plan

The Board of Directors unanimously recommends a vote FOR approval of the amendment to the Quanta Services, Inc. 2019 Omnibus Equity Incentive Plan (the "2019 Omnibus Plan").

▶      See <span style="color:red">page 69</span> for further information

## Summary of Amendment

Stockholders are being asked to approve an amendment to the 2019 Omnibus Plan. The 2019 Omnibus Plan was approved by the Board on March 21, 2019 and by Quanta's stockholders on May 23, 2019. On March 30, 2022, the Board approved Amendment No. 1 to the 2019 Omnibus Plan, subject to stockholder approval, which increases the number of shares of Quanta common stock that may be issued thereunder by 2,173,000 shares and clarifies that dividends and dividend equivalents granted in tandem with any award under the 2019 Omnibus Plan will not be paid unless and until such award vests and the restrictions on such award lapse (the "Amendment").

## Quanta's Grant Practices and Use of Equity-Based Compensation

- **Motivation and Alignment of Interests.** Quanta utilizes equity-based compensation to attract, retain and incentivize key personnel and believes that such equity-based compensation has been integral to Quanta's success in the past and will be important for continued strong performance.

- **Broad-Based Grant Practices.** Quanta grants equity-based compensation to management and key operations personnel at the majority of our operating companies and has awarded equity-based incentive compensation to approximately 2,500 individuals on an annual average basis over the last three fiscal years. Approximately 79% of the equity-based compensation awards under the 2019 Omnibus Plan have been granted to employees that are not executive officers or directors of Quanta. We believe these broad-based grants help align incentives throughout the organization, which is key given our decentralized structure.

- **Strategic Grant Practices.** Quanta has historically utilized strategic acquisitions as a key component of our strategic plan, including to broaden our customer base, expand its geographic area of operations, grow our portfolio of services and increase opportunities across the organization. Granting equity-based compensation awards to key personnel of an acquired business helps foster retention and an ownership culture and align incentives throughout Quanta's decentralized structure. Since May 2019, when the 2019 Omnibus Plan was adopted, Quanta has granted equity-based compensation awards covering approximately 1.3 million shares to key employees of acquired businesses in connection with the closing of strategic acquisitions.

- **Stock Repurchases Offset Dilution.** Quanta repurchased approximately 7.8 million shares of Quanta common stock from 2019 through 2021, which has provided a significant return of capital to investors and offset the dilutive effect of shares underlying equity-based compensation awards granted during 2019, 2020 and 2021.

- **Reasonable Share Request.** Quanta believes that the increase to the number of shares of Quanta common stock available for issuance under the 2019 Omnibus Plan, together with the remaining shares currently available for issuance under the 2019 Omnibus Plan, would be sufficient for equity compensation awards over approximately the next three years, and that such a request is reasonable and consistent with general market practices.

- **Impact of Insufficient Shares.** If stockholders do not approve the Amendment, we expect that we will have an insufficient number of shares available to make equity-based compensation a meaningful part of our employees' overall compensation in the future, requiring us to consider providing additional cash awards or remuneration in order to maintain competitive levels of compensation. We believe that outcome could negatively impact our ability to align employee compensation with the interests of our stockholders.

# 2019 Omnibus Plan Best Practices

The 2019 Omnibus Plan includes features designed to protect stockholder interests and reflect our compensation and governance principles, as described below.

- **One-Year Minimum Vesting Requirement.** Subject to certain limited exceptions, the 2019 Omnibus Plan requires future equity awards to have minimum vesting periods of not less than one year from the date an award is granted.

- **No Payment of Dividends on Unvested Awards.** As further clarified by the Amendment, payment of dividends and dividend equivalents on shares underlying unvested awards is expressly prohibited until awards vest or restrictions lapse, such that declared dividends and dividend equivalents are subject to forfeiture until such vesting and/or lapsing.

- **Director Compensation Limit.** Awards under the 2019 Omnibus Plan and all other compensation payable to each non-employee director is subject to an aggregate limit of $500,000 per year, provided that a newly elected director may receive up to $750,000 for his or her initial calendar year of service on the Board and a director serving as Chairman of the Board or Lead Director may receive up to $750,000 per calendar year.

- **No Liberal Share Recycling.** Shares tendered or withheld to cover taxes or pay the exercise of an award are not again available for grant under the 2019 Omnibus Plan.

- **Clawback Policy.** Incentive compensation is subject to recoupment as required by law or pursuant to the Company's clawback policy (as described in further detail in *Compensation Discussion & Analysis – Clawback Policy*), or if the Board determines that a participant has violated applicable restrictive covenants.

- **No Discounted Options or Stock Appreciation Rights.** Options and stock appreciation rights must have an exercise price or base price at or above the fair market value per share of Quanta common stock on the date of grant.

- **Prohibition on Repricing.** Repricing of stock options and stock appreciation rights without the approval of our stockholders is expressly prohibited.

- **No Liberal Change in Control Definition.** The 2019 Omnibus Plan does not include a "liberal" change in control definition (i.e., mergers require actual consummation).

- **No Excise Tax Gross-Ups.** A default "best-net" parachute payment provision states that either parachute payments will be reduced to avoid excise taxes or a participant will receive the full benefit and pay the related excise taxes, whichever results in the better after-tax result for the participant.

- **Transfer Restrictions.** The 2019 Omnibus Plan includes robust transfer restrictions, including that no award may be transferred to a third-party financial institution for value.

- **Fixed Term and Fixed Share Authorization.** The 2019 Omnibus Plan has a term of ten years and does not have an "evergreen" feature (i.e., the amount of shares authorized is fixed and can only be increased with stockholder approval).

# TABLE OF CONTENTS

Board Recommendation ✓ X

# QUANTA BOARD OF DIRECTORS

## Proposal 1: Election of Directors

**The Board of Directors unanimously recommends a vote FOR the election of each of the director nominees.**

The Board currently consists of ten directors, whose current terms of office all expire at the Annual Meeting. Pat Wood, currently a member of our Board, has not been nominated for re-election at the Annual Meeting. Having considered the size, structure and composition of the Board, and based on the recommendation of the Governance and Nominating Committee, the Board approved a decrease in the number of directors constituting the Board by one, effective as of May 27, 2022, so that the Board shall thereafter consist of nine directors until otherwise determined in accordance with Quanta's bylaws.

The Board proposes that the following nine nominees be elected for a new term of one year or until their successors are duly elected and qualified or until their earlier death, resignation or removal. Each of the nominees has consented to serve if elected. If a nominee becomes unwilling or unavailable to serve as a director, the Board may designate a substitute nominee or reduce the number of directors that constitute the Board. In that case, the persons named as proxies will vote for the substitute nominee designated by the Board. Proxies cannot be voted for a greater number of persons than the number of nominees named below.

**The Board unanimously recommends a vote FOR the election of Ms. Ladhani, Ms. Shannon, Ms. Wyrsch and Messrs. Austin, Beneby, Foster, Fried, Jackman and McClanahan.**

## Director Nominees

The following provides biographical information about each director nominee, including a description of the experience, qualifications and skills that have led the Board to determine that each nominee should serve on the Board.

### EARL C. (DUKE) AUSTIN, JR.



**Director Since:** 2016
**Age:** 52
Key Skills and Attributes
• Industry Experience
• Risk Oversight and Management
• Operations / Strategic Planning
• Senior Leadership
• Environmental / Social / Governance

Positions with Quanta
• President
• Chief Executive Officer

**Experience**

Mr. Austin has been a member of the Board and served as Quanta's President and Chief Executive Officer since March 2016. He previously served as Quanta's Chief Operating Officer from January 2013 until January 2022 and as President of the Electric Power Division and Oil and Gas Division from May 2011 to December 2012 and had responsibility for oversight of power and pipeline operations since January 2011. He served as President of the Oil and Gas Division from October 2009 to May 2011 and as President of North Houston Pole Line, L.P., an electric and natural gas specialty contractor and subsidiary of Quanta, from 2001 until September 2009. He currently serves as chairman of the Texas State University System Board of Regents and as a director of the Southwest Line Chapter of the National Electrical Contractors Association. Mr. Austin holds a Bachelor of Arts degree in Business Management.

**Qualifications**

The Board believes Mr. Austin's qualifications to serve on the Board include his significant contributions to Quanta in strategy and operational and safety leadership, including through his service as our Chief Executive Officer and his prior service as our Chief Operating Officer, as well as his extensive technical expertise and knowledge of the industries Quanta serves. Mr. Austin also brings extensive knowledge of all aspects of the Company's operations as a result of his service as our Chief Executive Officer.

## DOYLE N. BENEBY



**Director Since:** 2016
**Age:** 62

**Key Skills and Attributes**
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Government / Regulatory
- Environmental / Social / Governance

**Other Public Company Board Service**
- Korn Ferry
  (2015 to current)
- Capital Power Corp.
  (2012 to current)

### Experience

Mr. Beneby has been a member of the Board since March 2016. Mr. Beneby has served as President and Chief Executive Officer of Midland Cogeneration Venture, a natural gas-fired combined electrical and energy generating plant located in the United States, since November 2018. He previously served as the Chief Executive Officer of New Generation Power International from October 2015 until May 2016 and as President and Chief Executive Officer of CPS Energy from August 2010 until September 2015. Mr. Beneby has served as a director of Korn Ferry since September 2015 and as a director of Capital Power Corp. since May 2012. Mr. Beneby holds a Bachelor of Science degree in Engineering and a Master of Business Administration degree.

### Qualifications

The Board believes Mr. Beneby's qualifications to serve on the Board include his extensive executive-level experience at a municipal electric and gas utility and his service as a chief executive officer and director of other public companies, as well as his operational, safety and financial expertise and knowledge of the industries Quanta serves.

### Committee Memberships
- Compensation (Chairman)
- Investment

## VINCENT D. FOSTER



**Director Since:** 1998
**Age:** 65

**Key Skills and Attributes**
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Legal / Compliance

**Other Public Company Board Service**
- Main Street Capital Corporation
  (2007 to current)
- Team Industrial Services, Inc.
  (2005 – 2017)

### Experience

Mr. Foster has been a member of the Board since 1998. He has served as Executive Chairman of the Board of Main Street Capital Corporation, a specialty investment company, since March 2007 and as Senior Managing Director of Main Street Capital Partners, LLC (and its predecessor firms), a private investment firm, since 1997. He also served as Chief Executive Officer of Main Street Capital Corporation from March 2007 until November 2018. Mr. Foster previously served as a director of Team Industrial Services, Inc. from 2005 until July 2017, U.S. Concrete, Inc. from 1999 to 2010, Carriage Services, Inc. from 1999 to 2011 and HMS Income Fund, Inc. from June 2012 to March 2013. He has also served on the Eli Broad College of Business Advisory Board for Michigan State University since 2020. Mr. Foster holds a Juris Doctor degree and is a Certified Public Accountant.

### Qualifications

The Board believes Mr. Foster's qualifications to serve on the Board include his significant contributions and service to Quanta since its inception, his experience as chief executive officer of a public corporation, his many years of service on boards of other public companies and his extensive tax, accounting, merger and acquisitions, financial, legal and corporate governance expertise.

### Committee Memberships
- Audit
- Investment (Chairman)

# BERNARD FRIED



**Director Since:** 2004

**Age:** 65

**Key Skills and Attributes**
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation

## Experience

Mr. Fried has been a member of the Board since March 2004. He has served as Principal of BF Consulting, a provider of management consulting services, since September 2011, and previously served as Chief Executive Officer and as a director of Plastikon Industries, Inc., a plastics manufacturing company, from April 2016 to September 2017. Mr. Fried also previously served as the Executive Chairman of OpTerra Energy Group, an energy conservation measures services provider, from June 2012 to February 2016, and as the Executive Chairman of Energy Solutions International, a software provider to the pipeline industry, from March 2011 to May 2015. Mr. Fried also served as Chief Executive Officer and President of Siterra Corporation, a software services provider, from May 2005 to March 2011, as Chief Executive Officer and President of Citadon, Inc., a software services provider, from 2001 until November 2003, and as Chief Financial Officer and Managing Director of Bechtel Enterprises, Inc. from 1997 until 2000. Mr. Fried holds a Bachelor of Engineering degree and a Master of Business Administration degree.

## Qualifications

The Board believes Mr. Fried's qualifications to serve on the Board include his executive management experience, including at companies within Quanta's industries, his prior service on company boards, and his extensive executive-level experience in operations, risk oversight, information technology systems, human resources, finance and international business.

## Committee Memberships
- Audit
- Compensation

# WORTHING F. JACKMAN



**Director Since:** 2005

**Age:** 57

**Key Skills and Attributes**
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Environmental / Social / Governance

**Other Public Company Board Service**
- Waste Connections, Inc. (2019 to current)

## Experience

Mr. Jackman has been a member of the Board since May 2005. He has served as Chief Executive Officer and a director of Waste Connections, Inc., an integrated solid waste services company, since July 2019 and as President of Waste Connections, Inc. since July 2018. He previously served as its Executive Vice President and Chief Financial Officer from September 2004 until July 2018 and as Vice President – Finance and Investor Relations from April 2003 until August 2004. From 1991 until April 2003, Mr. Jackman held various positions with Deutsche Bank Securities, Inc., an investment banking firm, most recently serving as Managing Director, Global Industrial and Environmental Services Group. Mr. Jackman holds a Bachelor of Science degree in Business Administration – Finance and a Master of Business Administration degree.

## Qualifications

The Board believes Mr. Jackman's qualifications to serve on the Board include his corporate experience, including as chief executive officer and chief financial officer of a public corporation, as well as his investment banking experience and extensive financial and accounting expertise.

## Committee Memberships
- Audit (Chairman)
- Compensation

# HOLLI C. LADHANI



**Director Since:** 2021
**Age:** 51
**Key Skills and Attributes**
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Environmental / Social / Governance

**Other Public Company Board Service**
- Marathon Oil Company
  (2021 to current)
- Noble Energy, Inc.
  (2017 – 2020)
- Atlantic Power Corporation
  (2010 – 2018)
- Rosetta Resources
  (2013 – 2015)

## Experience

Ms. Ladhani has been a member of the Board since July 2021. She previously served as President, Chief Executive Officer and a director of Select Energy Services, Inc., a publicly traded provider of water management and chemical solutions to the energy industry, from November 2017 until January 2021. Prior to its merger with Select Energy, Ms. Ladhani served as Chairman, President and Chief Executive Officer of Rockwater Energy Solutions, Inc., a provider of chemical solutions to the energy industry, from 2015 until November 2017, as well as in various other positions with Rockwater from its formation in 2011 until 2015, including Executive Vice President – Chemical Technologies and Chief Financial Officer. Prior to that, she served as Executive Vice President and Chief Financial Officer of Dynegy Inc., then a publicly traded independent power producer, from 2005 until 2011, and in various other positions with Dynegy from 2000 to 2005, including Chief Accounting Officer and Treasurer. She also held positions of increasing responsibility at PricewaterhouseCoopers, LLP from 1992 to 2000, including Senior Manager.

Ms. Ladhani has served as a director of Marathon Oil Corporation, a publicly traded independent exploration and production company, since March 2021 and as a director of Priority Power Management, LLC, a full-service energy solutions provider, since April 2021, and she also currently serves on the Board of Trustees at Rice University. She previously served as a director of Noble Energy, Inc., a publicly traded independent exploration and production company, from 2017 through the sale of Noble in October 2020, as a director of Atlantic Power Corporation, a publicly traded independent power producer, from 2010 until 2018 and as a director of Rosetta Resources Inc., a publicly traded independent exploration and production company, from 2013 until 2015. Ms. Ladhani holds a Bachelor of Arts degree in Business Administration and a Master of Business Administration degree.

## Qualifications

The Board believes Ms. Ladhani's qualifications to serve on the Board include her extensive experience, including as Chief Executive Officer and Chief Financial Officer of companies within the energy industry, as well as her financial and accounting expertise and her years of service on boards of other public and private companies.

## Committee Memberships

- Governance and Nominating
- Investment

# DAVID M. MCCLANAHAN



**Director Since:** 2016
**Age:** 72
**Chairman of the Board**
**Key Skills and Attributes**
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Government / Regulatory

**Other Public Company Board Service**
- CenterPoint Energy, Inc.
  (2002 – 2013)

## Experience

Mr. McClanahan has been a member of the Board since March 2016 and Chairman of the Board since May 2017. He previously served as President and Chief Executive Officer of CenterPoint Energy, Inc. from October 2002 until December 2013 and as Special Advisor to the Chief Executive Officer of CenterPoint Energy, Inc. from January 2014 until July 2014. From 1999 until 2002, Mr. McClanahan served as President and Chief Operating Officer of all regulated operations for Reliant Energy, Inc. He also previously served as a director of CenterPoint Energy, Inc. from 2002 until 2013. Mr. McClanahan holds a Bachelor of Arts degree in Mathematics and a Master of Business Administration degree and is a Certified Public Accountant.

## Qualifications

The Board believes Mr. McClanahan's qualifications to serve on the Board include his extensive experience, including as a chief executive officer of a public company in the electric power and natural gas industries and his prior service on the board of a public company, as well as his technical expertise and knowledge of the industries Quanta serves and his financial, accounting and regulatory expertise.

# MARGARET B. SHANNON



**Director Since:** 2012
**Age:** 72
**Key Skills and Attributes**
- Industry Experience
- Risk Oversight and Management
- Senior Leadership
- Government / Regulatory
- Legal / Compliance
- Environmental / Social / Governance

**Other Public Company Board Service**
- Matador Resources Company
  (2011 – 2016)

## Experience

Ms. Shannon has been a member of the Board since December 2012. She served as Vice President and General Counsel of BJ Services Company, an international oilfield services company, from 1994 to 2010, when it was acquired by Baker Hughes Incorporated. Prior to 1994, she was a partner with the law firm of Andrews Kurth LLP. Ms. Shannon served on the board of directors of Matador Resources Company, an exploration and production company, from June 2011 to December 2016. In addition, she has been active in several not-for-profit organizations in Houston. Ms. Shannon holds a Bachelor of Arts degree and a Juris Doctor degree.

## Qualifications

The Board believes Ms. Shannon's qualifications to serve on the Board include her extensive experience in the energy industry, as well as in corporate governance, and her years of service on boards of other public and private companies.

## Committee Memberships

- Governance and Nominating
- Investment

# MARTHA B. WYRSCH



Director Since: 2019
Age: 64

Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Government / Regulatory
- Legal / Compliance
- Environmental / Social / Governance

Other Public Company Board Service
- National Grid plc
  (2021 to current)
- First American Financial Corporation
  (2018 to current)
- Spectris plc
  (2012 to 2021)
- Noble Energy, Inc.
  (2019 to 2020)

## Experience

Ms. Wyrsch has been a member of the Board since October 2019. She previously served as Executive Vice President and General Counsel of Sempra Energy, an energy infrastructure and services company with operations in the United States and internationally, from September 2013 until March 2019, where she oversaw legal and compliance matters. She also previously served as President – North America of Vestas American Wind Technology, a wind turbine services company, from 2009 until 2012, where she had direct responsibility for North American sales, construction, services and maintenance. From 2007 until 2008 she served as President and Chief Executive Officer of Spectra Energy Transmission, a natural gas transmission and storage business in the United States and Canada, and from 1999 through 2007, she served in various roles of increasing responsibility with Duke Energy Corporation, including as President and Chief Executive Officer, Gas Transmission from 2005 until 2007. Ms. Wyrsch has served as a director of First American Financial Corporation, a publicly traded financial services company, since 2018 and as a director of National Grid plc, a publicly traded electricity and gas utility company, since September 2021. She also previously served as a director of Spectris plc, a provider of specialty instrumentation and controls that is listed on the London Stock Exchange, from 2012 until 2021 and as a director of Noble Energy, Inc., a publicly traded independent oil and natural gas exploration and production company, from December 2019 through the sale of Noble in October 2020. Ms. Wyrsch holds a Bachelor of Arts degree and a Juris Doctor degree.

## Qualifications

The Board believes Ms. Wyrsch's qualifications to serve on the Board include her experience as an executive officer of large, publicly traded utility and energy companies and her experience serving as a public company director, as well as her technical expertise and knowledge of the industries Quanta serves and her legal expertise and experience with respect to corporate governance.

## Committee Memberships
- Compensation
- Governance and Nominating

# Mix of Skills, Experience, and Other Attributes of Director Nominees

Our director nominees have an effective mix of backgrounds, knowledge, and skills. The table below provides a summary of certain collective competencies and attributes of the director nominees. The lack of an indicator for a particular item does not mean that the director nominee does not possess that skill or experience, and we look to each director to be knowledgeable in all of these areas. Rather, the indicator represents that the item is a core competency that the director nominee brings to the Board. Our director nominees also have a wide range of additional skills and experience not mentioned, which are further described in their biographies above.

| | Austin | Beneby | Foster | Fried | Jackman | Ladhani | McClanahan | Shannon | Wyrsch | Average |
|---|---|---|---|---|---|---|---|---|---|---|
| **Industry Experience** Understanding of, and experience in, the industries or markets we serve as a result of serving as a director or executive officer of a company that operates in such industries or markets | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | |
| **Risk Oversight and Management** Experience as a chief executive officer, president or other executive officer of a public or private company or leadership of a regulatory agency, with responsibility for, among other things, talent development and management of human capital | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | |
| **Operations / Strategic Planning** Experience in an executive officer role responsible for the oversight of operations and the development of a business strategy for a public or private company | ■ | ■ | ■ | ■ | ■ | ■ | ■ | | ■ | |
| **Senior Leadership** Business and strategic management experience from service in a significant leadership position, such as a chief executive officer, chief financial officer or other senior leadership role. | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | |
| **Finance / Accounting / Capital Allocation** Experience as a chief financial officer of, or service in a similar financial oversight function for, a public or private company or meets the definition of financial expert within the meaning of U.S. Securities and Exchange Commission ("SEC") regulations | | | | ■ | ■ | ■ | ■ | | ■ | |
| **Government / Regulatory** Service in, or experience interacting with, governmental or regulatory entities | | ■ | | | | | ■ | ■ | ■ | |
| **Legal / Compliance** Experience overseeing the legal department of a public company or practicing law or holds a legal degree | | | ■ | | | | | ■ | ■ | |
| **Environmental / Social / Governance** Experience with governance principles or corporate responsibility and sustainability initiatives | ■ | ■ | | | ■ | ■ | | ■ | ■ | |
| **Other Public Company Board Experience** Current or prior service on the board of directors of a public company | | ■ | ■ | | ■ | ■ | ■ | ■ | ■ | |
| **Diversity** Represents diversity of race, ethnicity and/or gender | | ■ | | | | ■ | | ■ | ■ | |
| **Independence** Independent within the meaning of SEC regulations, New York Stock Exchange ("NYSE") corporate governance listing standards and our Corporate Governance Guidelines | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | |
| **Age** (in years) | 52 | 62 | 65 | 65 | 57 | 51 | 72 | 72 | 64 | 62 |
| **Tenure** (in years) | 6 | 6 | 24 | 18 | 17 | 1 | 6 | 10 | 3 | 10.1 |

# CORPORATE GOVERNANCE

We are committed to having sound corporate governance practices that maximize stockholder value in a manner consistent with legal requirements and the highest standards of integrity. In that regard, the Board has adopted guidelines that provide a framework for the governance of Quanta, and we continually review these guidelines and regularly monitor developments in the area of corporate governance. Our Corporate Governance Guidelines are posted in the Investor Relations / Governance section of our website at **www.quantaservices.com**.

## Board Leadership Structure

The Board believes that the leadership structure of Quanta's Board should include either an independent non-executive Chairman of the Board or a Lead Director who satisfies Quanta's standards for independence. The Board reviews its leadership structure from time to time to assess whether it continues to serve the best interests of Quanta and its stockholders.

### Chairman of the Board

Quanta's Corporate Governance Guidelines provide that the Board will appoint a Chairman of the Board, who may but need not be an employee of Quanta. The Chairman of the Board generally presides over all regular sessions of the Board and Quanta's annual meetings of stockholders. With input from the CEO (if the Chairman is an independent director), or in consultation with the Lead Director (if the Chairman is not an independent director), the Chairman sets the agenda for Board meetings, subject to the right of each Board member to suggest the inclusion of items on any agenda. The Chairman of the Board may vote at any meeting of the Board on any matter called to a vote, subject to the legal, fiduciary and governance requirements applicable to all members of the Board. If the Chairman of the Board is an independent director, the duties and responsibilities of the Chairman of the Board generally include the following:

- working with the Chief Executive Officer to ensure directors receive timely, accurate and complete information to enable sound decision making, effective monitoring and advice;
- encouraging active engagement of all directors;
- directing discussions toward a consensus view and summarizing discussions for a complete understanding of what has been agreed;
- encouraging the Board's involvement in strategic planning and monitoring the Chief Executive Officer's implementation;
- coordinating, monitoring and maintaining a record of all meetings of independent directors and discussing Board executive session results with the Chief Executive Officer;
- promoting effective relationships and open communication between the independent directors and the management team;
- coordinating, together with the Compensation Committee, the formal evaluation of the Chief Executive Officer on an annual basis;
- coordinating, together with the Governance and Nominating Committee, the succession plans for the Chief Executive Officer;
- identifying matters specifically reserved for the decision of the Board and ensuring that the Board sets appropriate levels of authority for management;
- coordinating, together with the Governance and Nominating Committee, a process for the annual evaluation of the Board, its members and its committees; and
- reviewing management's investor relations strategy and participating, where appropriate, in its implementation.

Additional duties and responsibilities of the Chairman of the Board may be established from time to time by the Board and the Governance and Nominating Committee of the Board.

In May 2021, the Board re-appointed David McClanahan, an independent director, as non-executive Chairman of the Board to serve as such until his successor is duly elected and qualified at the next annual meeting of the Board or until his earlier resignation or removal. Mr. McClanahan has served as Quanta's non-executive Chairman of the Board since his initial appointment in May 2017. The Board may modify this structure in the future to ensure that the Board leadership structure for Quanta remains effective and advances the best interests of our stockholders.

## Lead Director

In the event the Chairman of the Board is not an independent director, our Corporate Governance Guidelines provide that a Lead Director will be elected exclusively by the independent directors. The Lead Director must be an independent director and will assist the Chairman of the Board and the remainder of the Board in assuring effective corporate governance in managing the affairs of the Board. The Lead Director is responsible for ensuring that the quality, quantity and timeliness of the flow of information between management and the Board enables the Board to fulfill its functions and fiduciary duties in an efficient and effective manner. In addition, the Lead Director will coordinate the activities of the other independent directors, preside over the Board when the Chairman of the Board is not present, consult with the Chairman of the Board as to agenda items for Board and committee meetings, and perform such other duties and responsibilities as the Board deems appropriate.

# The Board's Role in Strategy

The Board recognizes the importance of ensuring that the Company's overall business strategy is designed to create long-term, sustainable value for stockholders and benefit all of Quanta's stakeholders. While the formulation and implementation of Quanta's strategy is primarily the responsibility of management, the Board plays an active oversight role, carried out primarily through regular reviews and discussions with management, including both broad-based presentations and more in-depth analyses and discussions of specific areas of focus and evolving business, industry, societal, operating and economic conditions. Directors have full and free access to Quanta's management and Company information, and, as necessary and appropriate, directors may consult with independent legal, financial, accounting and other advisors.

Periodically, the Board undertakes a robust qualitative and quantitative review of management's five-year strategic plan, which includes both financial and operational performance goals and the strategic initiatives designed to support those goals. In connection with management's current five-year strategic plan, the Board and management discuss, among other things, key strategic initiatives, including those set forth below.

- The Company's commitment to its workforce, including with respect to safety, training, and operational excellence of its craft skilled labor and the attraction, development and retention of exceptional employees in a diverse and inclusive environment.
- The continued growth of the Company's base business operations and continuing to differentiate the solutions the Company provides to its customers.
- The Company's expectations and strategies with respect to margin performance and, if necessary, improvement in each operating segment.
- The Company's growth opportunities with existing and potential customers and in existing and adjacent markets where craft skilled labor is critical to providing cost-certain solutions.
- The Company's capital allocation initiatives and considerations, including expected investment and acquisition activity, as well as planned strategic operating initiatives for each operating segment.
- The Company's commitment to maintaining its entrepreneurial culture through its decentralized management structure while also ensuring appropriate corporate oversight.

The Board also annually reexamines the strategic plan, reviewing management's progress on its strategic initiatives and revised financial projections based on, among other things, prior period financial results and recent acquisition activity. The Board and management discuss and consider market trends and opportunities, the Company's competitive positioning, recent regulatory and legal changes, and emerging technologies and challenges in the industries Quanta serves. Furthermore, on an ongoing basis, the Board evaluates specific business decisions in light of the strategic plan, including proposed acquisitions or investments and capital allocation decisions. The Board's oversight of risk management (as described below) also enhances the directors' understanding of the risks associated with the Company's strategy and the Board's ability to provide guidance to and oversight of management in executing the strategic plan.

# The Board's Role in Risk Oversight

The Board oversees an enterprise-wide approach to risk management, designed to support the achievement of long-term organizational objectives and enhance stockholder value. The annual enterprise risk management assessment, managed by Quanta's Chief Executive Officer, General Counsel, Chief Financial Officer and Chief Compliance Officer, provides visibility to the Board about the identification, assessment, monitoring and management of critical risks and management's risk mitigation strategies.

In this process, risk is assessed throughout the business, including operational, industry, financial and reputational risks, legal and regulatory risks and data and systems security risks. A component of the Board's oversight function is not only understanding the risks the Company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for Quanta. The involvement of the full Board in setting Quanta's business strategy, both short-term and long-term, is a key part of its understanding of Quanta's risks and how those risks may evolve in response to changes in strategy or business environment, and what constitutes an appropriate level of risk for Quanta.

As set forth below, the Board and the committees of the Board have oversight responsibility for risk management in certain areas.

- **Board.** The full Board, in addition to its ultimate oversight responsibility for the risk management process, focuses on the development and review of the Company's CEO succession plan and succession planning and talent development for other key management positions. The Board also reviews and evaluates certain key strategic risks, such as, among other things, customer business model developments, technological changes, structural or organizational risk, certain uninsurable risks, and risks pertaining to capital allocation decisions. Additionally, as part its focus on key strategic risks, the Board considers the significant opportunities and challenges arising from the physical risks associated with changes in climate, as well as technological advances, market developments and additional regulatory and compliance costs that arise in response to climate change. The full Board also focuses on oversight of the Company's human capital management, which is a key strategic risk of the Company. Specifically, the Board conducts an annual review of management's enterprise-wide talent development initiatives that are designed to maintain a workforce that meets the Company's future needs and a quarterly review (with additional updates as necessary) of Company safety performance and key employee safety matters.

- **Audit Committee.** The Audit Committee focuses on risks relating to the Company's financial reporting and accounting policies and the Company's independent registered public accounting firm, internal controls and internal audit function, as well as the Company's compliance with legal and regulatory requirements. The Audit Committee also concentrates on risks related to information technology security programs, including cybersecurity, and senior management reports periodically to the committee and/or the Board on significant information security matters.

- **Compensation Committee.** The Compensation Committee focuses on risks relating to Quanta's compensation policies and programs to determine whether they encourage excessive risk-taking and whether they are aligned with Quanta's risk management profile. The Compensation Committee also evaluates compensation policies and practices and strives to create incentives that are designed to mitigate such risks.

- **Investment Committee.** The Investment Committee focuses on risks associated with prospective acquisitions, dispositions, investments and certain significant capital expenditures.

- **Governance and Nominating Committee.** The Governance and Nominating Committee focuses on risks relating to Quanta's corporate governance, Board membership and structure and management succession planning, as well as corporate responsibility and sustainability matters, including environmental issues, social issues and practices and policies relating to the support of business, charitable, educational and industry/trade organizations and with respect to political activity. The Governance and Nominating Committee also periodically reviews Quanta's risk management process, reporting its findings to the Board.

For additional information regarding the risks facing the Company, review the risk factors included in Item 1A. of Part I of Quanta's Annual Report on Form 10-K for the fiscal year ended December 31, 2021. The risks described therein are not the only risks facing the Company, and additional risks and uncertainties not currently known, or that may currently be deemed to be immaterial based on the information known to the Company, may materially adversely affect the Company's business, financial condition or results of operations in future periods.

# Board Independence

The Board has determined that each of our current directors, other than our Chief Executive Officer, Mr. Austin, has no material relationship with Quanta (either directly or as a partner, stockholder or officer of an organization that has a relationship with Quanta) and is "independent" within the meaning of the NYSE corporate governance listing standards. The Board has made these determinations based in part on its finding that these independent directors meet the categorical standards for director independence set forth in our Corporate Governance Guidelines and in the NYSE corporate governance listing standards. With each current director other than Mr. Austin deemed independent, the Board exceeds the NYSE requirement that a majority of directors be independent.

When evaluating the independence of Mr. Jackman, the Board considered Quanta's employment of his son, who is employed at a non-management level and received less than $120,000 in aggregate compensation during 2021. When evaluating the independence of Ms. Wyrsch, the Board considered her service as a director of National Grid plc, a customer of Quanta. The Board determined that these relationships were not material and that the positions held by these individuals and the amounts involved did not prevent a finding of independence under the NYSE standards or our Corporate Governance Guidelines.

When evaluating the independence of Mr. Wood, who is currently a director but has not been nominated for re-election at the Annual Meeting, the Board considered his service as a director of SunPower Corporation, a potential customer of Quanta, and his service as an officer of Hunt Energy Network, which recently engaged in a transaction with an operating company of Quanta, as described in further detail in *Certain Transaction – Related Party Transactions*. The Board also considered Mr. Wood's service as a board representative of LUMA Energy, LLC, an entity that is partially owned by, but not in a consolidated group with, Quanta and that directly compensates Mr. Wood for his service on its board. The Board determined that these relationships were not material and that the positions held by Mr. Wood and the amounts involved did not prevent a finding of independence under the NYSE standards or our Corporate Governance Guidelines.

Our Corporate Governance Guidelines, which include our categorical standards for director independence, are posted in the Investor Relations / Governance section of our website at www.quantaservices.com.

## Executive Sessions of Non-Management Directors

In accordance with the NYSE corporate governance listing standards, our non-management directors, each of whom is "independent" within the meaning of NYSE corporate governance listing standards and our Corporate Governance Guidelines, meet in executive session without management at each regularly scheduled Board meeting. The executive sessions are presided over by the Chairman of the Board or, if the Chairman of the Board is not independent, by the Lead Director, or in the absence of an independent Chairman of the Board or Lead Director, by an independent director selected by the executive session participants.

## Director Meetings

During the year ended December 31, 2021, the Board held seven meetings. Each director attended every meeting of the Board and at least 75% of the meetings of the committees of the Board on which they served. We encourage, but do not require, the members of the Board to attend the annual meeting of stockholders. Last year, all directors, other than a director not standing for re-election at the meeting, attended the annual meeting of stockholders.

# Committees of the Board

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Investment Committee. The Board has examined the composition of each standing committee and has determined that each member of these committees is "independent" within the meaning of SEC regulations, NYSE corporate governance listing standards and our Corporate Governance Guidelines. Each standing committee operates under a formal charter adopted by the Board that governs its responsibilities, all of which are posted in the Investor Relations / Governance section of our website at www.quantaservices.com. The current membership and the number of meetings held during the last fiscal year and the primary responsibilities of each committee are set forth below:

## Audit Committee

  

### Chairman of the Committee
Worthing F. Jackman[(I)(F)]

### Committee Members
Vincent D. Foster[(I)(F)]

Bernard Fried[(I)(F)]

### Meetings During 2021:
8

- Appointing, compensating and overseeing the independent registered public accounting firm, considering, among other things, the accounting firm's qualifications, independence and performance
- Reviewing and approving audit and non-audit services performed by the accounting firm and determining whether the performance of such services is compatible with the accounting firm's independence
- Reviewing and approving the scope and procedures of the accounting firm's annual audit, and reviewing the final audit, including any comments, recommendations or problems encountered
- Reviewing and discussing with the accounting firm, among other things, critical accounting policies and practices and any alternative treatments of financial information within generally accepted accounting principles in the United States ("GAAP")
- Conducting an annual review of the accounting firm's internal quality control measures and all relationships between the accounting firm and Quanta, as well as the lead partner of the accounting firm and partner rotation requirements under applicable rules and regulations
- Reviewing management's report on internal control over financial reporting and the accounting firm's attestation of Quanta's internal control over financial reporting
- Reviewing any significant deficiencies or material weaknesses in the design or operation of Quanta's internal control over financial reporting and any fraud involving management or other financial reporting personnel
- Monitoring the quality and integrity of financial statements and earnings press releases, as well as the financial information and earnings guidance provided therein (including non-GAAP information)
- Overseeing systems of disclosure controls and procedures
- Reviewing the performance of Quanta's internal audit function, including the internal audit director, and the scope and results of the annual internal audit plan
- Establishing and maintaining procedures for receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters and for the confidential submission of employee reports regarding questionable accounting or auditing matters
- Considering policies with respect to risk assessment and risk management
- Overseeing Quanta's compliance program and regularly reviewing with the Company's chief compliance officer the implementation and effectiveness of the program, including actual and alleged violations of the company's code of conduct
- Reviewing and approving, as appropriate, related party transactions

[(I)] Independent within the meaning of SEC regulations, NYSE corporate governance listing standards and our Corporate Governance Guidelines

[(F)] Audit Committee Financial Expert within the meaning of SEC regulations, as determined by the Board

# Compensation Committee

   

**Chairman of the Committee**
Doyle N. Beneby[(l)]

**Committee Members**
Bernard Fried[(l)]
Worthing F. Jackman[(l)]
Martha B. Wyrsch[(l)]

**Meetings During 2021:**
6

- Reviewing, approving and overseeing the administration of Quanta's incentive compensation plans, including the issuance of awards pursuant to equity-based incentive plans
- Evaluating the Chief Executive Officer's performance annually in light of Quanta's compensation goals and objectives and determining the Chief Executive Officer's compensation based on this evaluation
- Reviewing and approving all compensation of other executive officers of Quanta and reviewing management's recommendations with respect to compensation of leadership personnel at Quanta's key operating companies and other subsidiaries
- Reviewing and approving executive officer employment agreements and other compensation arrangements
- Reviewing the relationships between risk management policies and practices and compensation, including whether compensation arrangements encourage excessive risk-taking
- Considering the results of the most recent stockholder advisory vote on the compensation of Quanta's NEOs

# Governance and Nominating Committee

   

**Chairman of the Committee**
Pat Wood, III[(l)]

**Committee Members**
Holli C. Ladhani[(l)]
Margaret B. Shannon[(l)]
Martha B. Wyrsch[(l)]

**Meetings During 2021:**
12

- Developing, recommending and periodically reviewing corporate governance principles applicable to the Board and Quanta
- Establishing qualifications for membership on the Board and its committees and evaluating the structure of the Board
- Making recommendations to the Board regarding persons to be nominated for election or re-election to the Board and appointment of directors to Board committees
- Evaluating policies regarding the recruitment of directors
- Making recommendations to the Board regarding persons proposed by the Chief Executive Officer to be elected as executive officers of Quanta
- Supporting the Board's Chief Executive Officer succession planning and talent development for succession candidates
- Periodically reviewing the processes for succession planning and talent development of Quanta's executive officers and the leadership personnel at Quanta's key operating companies and subsidiaries
- Periodically reviewing Quanta's enterprise risk management processes
- Periodically reviewing and discussing with management environmental, social and governance matters, and Quanta's public reporting on corporate responsibility and sustainability
- Periodically reviewing and discussing with management the Company's practices and policies relating to the support of business, charitable, educational and industry/trade organizations and with respect to political activity
- Making recommendations to the Board regarding compensation and benefits for non-employee directors

[(l)] Independent within the meaning of SEC regulations, NYSE corporate governance listing standards and our Corporate Governance Guidelines

## Investment Committee







**Chairman of the Committee**

Vincent D. Foster[(I)]

**Committee Members**

Doyle N. Beneby[(I)]
Holly C. Ladhani[(I)]
Margaret B. Shannon[(I)]
Pat Wood, III[(I)]

**Meetings During 2021:**

6

- Considering and approving certain acquisitions, investments and dispositions by Quanta, including the terms, transaction structure, and consideration involved
- Evaluating certain capital expenditures by Quanta that are outside the capital budget approved by the Board
- Monitoring ongoing activities in connection with certain investments and acquisitions
- Tracking certain completed acquisitions and investments
- Conducting a qualitative and quantitative review of certain historical transactions
- Assessing policies regarding transactions that hedge certain commodity, interest rate, currency and other business risks

(I) Independent within the meaning of SEC regulations, NYSE corporate governance listing standards and our Corporate Governance Guidelines

# Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee served as an employee or officer of Quanta or any of its subsidiaries during 2021, was formerly an officer of Quanta or any of its subsidiaries, or had any relationship with Quanta requiring disclosure herein as a related party transaction. Additionally, no executive officers served on the compensation committee or as a director of another company, one of whose executive officers served on Quanta's Compensation Committee or as a director of Quanta.

# Code of Conduct

The Board has adopted a Code of Conduct that applies to all directors, officers and employees of Quanta and its subsidiaries, including the principal executive officer, principal financial officer and principal accounting officer or controller. The Code of Conduct is posted in the Investor Relations / Governance section of our website at **www.quantaservices.com**. We intend to post at the above location on our website any amendments or waivers to the Code of Conduct that are required to be disclosed pursuant to Item 5.05 of Form 8-K.

# Engagement and Communications with the Board

The Board believes that effective corporate governance includes constructive conversations and the development of long-term relationships with our stockholders. We value such engagement and believe it is important to address any questions or concerns on Company policies and practices. We also review and analyze the voting results and feedback from our annual meetings to identify any topics of interest or concern.

Members of our management have historically engaged in extensive investor outreach on a variety of financial and operational topics, including long-term strategy, capital allocation priorities and industry dynamics. In a given year, we have numerous interactions with stockholders and members of the investment community on these matters and host or participate in various investor conferences and events.

We also conduct an annual stockholder engagement program focused on corporate responsibility and sustainability topics, as well as other governance- and compensation-related topics, including executive compensation, board structure and composition, oversight of strategy and risk, and equity incentive compensation grant practices. Our engagement team includes members of senior management, and when requested, independent directors or subject matter experts, and seeks to identify and address any areas of concern. During the fourth quarter of 2021 and the first quarter of 2022, in connection with this program, we contacted stockholders representing approximately 50% of Quanta's outstanding common stock as of September 30, 2021 and ultimately engaged with more than half of the stockholders contacted. Management and the Board received and reviewed valuable feedback on several topics, including, among other things, those set forth below.

- **Sustainability Matters.** Key discussion topics included human capital management (e.g., workforce safety and training) and diversity, equity and inclusion efforts; environmental impact and stewardship; business strategy alignment with climate change impacts; and importance of alignment with sustainability reporting frameworks.
- **Governance Matters.** Key discussion topics included board diversity and director recruitment process; board tenure considerations; political activity by the Company; and continued Board and management oversight of key sustainability matters.
- **Compensation-Related Matters.** Key discussion topics included financial and operational metrics utilized in the company's compensation program, including sustainability-related metrics; grant practices with respect to equity-based compensation; and overall structure of equity awards to key personnel (e.g., vesting period, performance-based vs. time-based).

This feedback helped inform subsequent discussions and decisions regarding our governance and compensation practices, as well as our sustainability priorities. For example, during the first quarter of 2022, Quanta adopted an enterprise-wide political activity policy covering political contributions and lobbying activity by the Company, which incorporated certain feedback received in connection with stockholder engagements. Additionally, in its upcoming 2021 corporate sustainability report, Quanta intends to publish further quantitative information pertaining to its environmental impact, employee safety and training and other sustainability matters, and input from our stockholder engagements was utilized in shaping our priorities with respect to these metrics.

## ENGAGEMENT CYCLE

**Engagement with Stockholders**
- Management and directors engage in discussions with stockholders to solicit feedback on current policies and practices
- Topics include corporate governance, executive compensation, sustainability and other matters



**Report to Board and Management**
- Review stockholder feedback and areas for potential further development
- Evaluate enhancements to policies and practices if needed
- Provide reports to executive management and the Board



**Maintain Dialogue with Stockholders**
- Continue engagement with stockholders to discuss any items in advance of annual meeting



**Annual Meeting**
- Analyze vote results
- Identify developments or enhancements in corporate governance, executive compensation, sustainability and other matters



Stockholders and other interested parties may communicate with one or more of our directors, including our non-management directors or independent directors as a group, a committee or the full Board by writing to Corporate Secretary at the address for our corporate headquarters, which is currently: Quanta Services, Inc., 2800 Post Oak Blvd., Suite 2600, Houston, Texas 77056. All communications will be reviewed by the Corporate Secretary and forwarded to one or more of our directors, as appropriate.

# Board and Committee Evaluations

Board and committee evaluations play an important role in ensuring the effective functioning of the Board. Therefore, the Board and each committee conduct annual self-assessments, which are overseen by the Governance and Nominating Committee. The results of these assessments are compiled, without attribution, and sent to the directors for a full Board assessment and to the committee members of each committee for a committee assessment. Additionally, the Chairman of the Board conducts one-on-one discussions with each director to gather feedback on Board and committee operations, practices and performance. Information derived from the evaluation process is also considered by the Governance and Nominating Committee when searching for and evaluating potential future director candidates.

## BOARD EVALUATION PROCESS



Governance and Nominating Committee periodically reviews evaluation process to ensure proper feedback is solicited

Each director participates in evaluations of the Board and applicable committees on an unattributed basis

Throughout the remainder of the year, directors provide additional feedback outside the evaluation process

One-on-one discussions are held between Chairman of the Board and each director in order to elicit further feedback

Policies and practices are updated as appropriate in response to feedback Included in evaluations

Evaluations of the Board and committees are considered by the full Board and each committee

# Identifying and Evaluating Nominees for Director

The Governance and Nominating Committee regularly evaluates the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If any vacancies are anticipated or arise, the Governance and Nominating Committee will consider director candidates suggested by incumbent directors, management, third-party search firms and others. The Governance and Nominating Committee will also consider director nominations by stockholders that are made in compliance with our bylaws. All applications, recommendations or proposed nominations for Board membership received by Quanta will be referred to the Governance and Nominating Committee. The manner in which the qualifications of a nominee are evaluated does not differ if the nominee is recommended by a stockholder.

The Governance and Nominating Committee has the authority to retain, at Quanta's expense, a third-party search firm to help identify and facilitate the screening and interview process of potential director nominees. Once a potential director nominee is identified or recommended, the committee makes an initial determination as to whether to conduct a full evaluation based on, among other things, the information provided with the recommendation, the committee's own knowledge of the candidate, supplemental inquiries to the recommending person or others, or a background check. If the committee determines to further pursue the candidate, the candidate is evaluated based on the qualifications described below.

The Governance and Nominating Committee also considers other relevant factors it deems appropriate, such as the current composition of the Board (including with respect to diversity in experience, background, gender and ethnicity), the balance of management and independent directors, the need for a certain Board committee expertise, and the candidate's activities unrelated to Quanta (including service as a director on the boards of other public companies). After this evaluation, the committee determines whether to interview the candidate and may ask the candidate to meet with members of Quanta's management or other Board members. After completing its evaluation, if the committee believes the candidate would be a valuable addition to the Board, it will recommend to the Board the candidate's nomination for appointment or election as a director.

The Board values diversity in its broadest sense. With that goal in mind, and pursuant to our Corporate Governance Guidelines, the Board endeavors to have a group of directors representing:

- diverse experiences at policy-making levels of organizations that are relevant to Quanta's activities and operations, which may come from business, government, education, technology and non-profit organizations;
- diversity of tenure, which ensures a proper balance between Board refreshment and director continuity; and
- diverse backgrounds and attributes including with respect to gender, ethnicity and geography.

The Board has further committed to identifying and appointing a group of diverse directors by adopting a formal policy within our Corporate Governance Guidelines, which requires that the initial pool of qualified candidates identified in connection with a new independent director search must include women and ethnically diverse candidates.

In alignment with these principles, the Board has taken deliberate steps to identify and appoint qualified, diverse candidates meeting the above characteristics, including in connection with its completed director candidate searches in 2016, 2019 and 2021. Through these candidate searches, the Board has identified and appointed three directors with diverse attributes, and the Board remains committed to continue to identify and consider diverse director candidates in future director searches.

# Director Qualifications

Our Corporate Governance Guidelines contain Board membership qualifications that the Governance and Nominating Committee considers in selecting nominees for our Board. The guidelines state that members of the Board should possess the highest standards of personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our stockholders, and must have an inquisitive and objective perspective, practical wisdom, mature judgment, the willingness to speak their mind and the ability to challenge and stimulate management in a constructive manner. The guidelines also provide that Board members should have experience in areas that are relevant to Quanta's business and demonstrated leadership skills in the organizations with which they are or have been affiliated. The Board wants its members to represent a broad range of viewpoints and backgrounds, and our Corporate Governance Guidelines expressly mention seeking candidates who would add gender and ethnic diversity to our Board. Members of the Board must also be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve for an extended period of time. As such, a Board member should not serve on more than four public company boards, and a Board member that is a chief executive officer (or equivalent position) with another public company should not serve on more than three public company boards. Board members will not be nominated for election to the Board if the election would occur after their 75th birthday; however, the full Board may make exceptions in special circumstances.

# Director Compensation

The Governance and Nominating Committee has the responsibility of recommending to the Board compensation and benefits for non-employee directors. The committee is guided by certain director compensation principles set forth in our Corporate Governance Guidelines:

- compensation should fairly pay directors for work required;
- compensation should be appropriate and competitive to ensure Quanta's ability to attract and retain highly qualified directors;
- compensation should align directors' interests with the long-term interests of stockholders; and
- the structure of the compensation should be simple, transparent and easy for stockholders to understand.

The Governance and Nominating Committee and the Board aim to set director compensation levels at or near the market median relative to directors at companies of comparable size, industry, and scope of operations in order to ensure directors are paid competitively for their time commitment and responsibilities. A market competitive compensation package is important because it enables us to attract and retain highly qualified directors who are critical to our long-term success. Additional director compensation practices have been adopted to align with market best practices and ensure director interests are closely aligned with the interests of our stockholders as set forth below.

- **Annual Limit on Total Compensation**. We adopted a meaningful annual limit on non-employee director compensation, as described further in *Annual Limit on Non-Employee Director Compensation*.
- **Stock Ownership Guidelines.** We maintain meaningful stock ownership guidelines that align our directors' long-term interests with those of our stockholders, as described further in *Stock Ownership Guidelines for Non-Employee Directors*.
- **Anti-Hedging / Pledging Policy.** We maintain a policy that prohibits directors from hedging the economic risk of ownership of Quanta common stock or pledging Quanta securities as collateral for a loan absent pre-clearance and demonstration of financial capacity to repay without resorting to the pledged securities.
- **Appropriate Compensation Mix.** The majority of director compensation is equity-based. Cash retainers, including incremental Board and committee leadership retainers, are intended to provide fixed compensation for time spent, while the equity-based compensation component recognizes director responsibility for strategic oversight and stockholder value.
- **Annual Review.** Our Governance and Nominating Committee re-assesses our non-employee director compensation annually and intends to continue to engage an independent compensation consultant to perform a comprehensive market analysis of our director compensation program and practices. The results of this review for 2020 and 2021 are described in *Compensation Program Review and Prospective Change*.
- **No Additional Compensation for Employee Directors.** Directors who also serve as employees of Quanta receive no additional compensation for director service.

## Current Director Compensation

At every annual meeting of stockholders at which a non-employee director is elected or re-elected, each such director receives (i) an annual award of RSUs having a value of $150,000 and (ii) subject to the prospective increase in the annual Board membership cash retainer described below, the applicable following annual cash retainer(s):

| | Annual Membership Cash Retainer | Annual Cash Retainer Supplement For Committee Chairmanship |
|---|---|---|
| Board of Directors | $85,000 | – |
| Audit Committee | $15,000 | $20,000 |
| Compensation Committee | $10,000 | $15,000 |
| Governance and Nominating Committee | $10,000 | $15,000 |
| Investment Committee | $10,000 | $15,000 |

Upon initial appointment to the Board other than at an annual meeting of stockholders, a non-employee director receives (for the period from the appointment through the end of the current director service year) a pro-rata portion of the annual equity award and applicable annual cash amounts. Our non-employee Chairman of the Board receives additional annual compensation in the amount of $180,000, of which 50% is payable in cash and 50% is payable in RSUs. Upon the initial appointment of a non-employee Chairman of the Board, other than immediately following the annual meeting of stockholders, such director receives (for the period from the appointment through the end of the current director service year) a pro rata portion of the additional annual compensation.

Unless the non-employee director's Board service is terminated earlier, RSUs generally vest in full upon conclusion of the director service year. Subject to the terms of applicable award agreements, unvested RSUs held by (i) any non-employee director who is not nominated for or elected to a new term, including for example, due to a reduction in the size of the Board, age precluding a re-nomination, the identification of a new nominee, or the desire to retire at the end of a term, or (ii) any non-employee director who resigns at Quanta's convenience, including any resignation resulting from the non-employee director's failure to receive a majority of the votes cast in an election for directors as required by Quanta's bylaws, vest in full on the earlier of (a) the conclusion of the director service year, or (b) the date of such non-employee director's termination of service. RSUs are generally settled in shares of Quanta common stock, provided that a non-employee director may elect to settle up to 50% of any award in cash if he or she is in compliance with Quanta's stock ownership guidelines as of the date of settlement and is expected to remain in compliance immediately following settlement.

Generally, meeting fees are not paid to our non-employee directors. However, in order to compensate for the time required to accommodate extraordinary meeting activity, each non-employee director receives a fee for attendance at the tenth and any subsequent Board meeting or the tenth and any subsequent committee meeting, in each case during a single director service year, as follows: $2,000 for attendance at an in-person board meeting; $1,000 for participation at a telephonic board meeting; $1,000 for attendance at an in-person committee meeting; and $500 for participation at a telephonic committee meeting.

Directors are also reimbursed for reasonable out-of-pocket expenses incurred to attend meetings of the Board or the committees thereof, and for other expenses reasonably incurred in their capacity as directors of Quanta. Directors who are also employees of Quanta or any of its subsidiaries do not receive additional compensation for serving as directors. Currently, eight non-employee director nominees are standing for election at the annual meeting. As an executive officer of Quanta, Mr. Austin received no compensation for his service as a director of Quanta.

## Compensation Program Review and Prospective Change

During the prior three fiscal years, the Governance and Nominating Committee retained a compensation consultant to, among other things, review and provide observations and recommendations regarding Quanta's non-employee director compensation program and highlight relevant trends in director compensation. The consultant examined director compensation data for a group of peer companies, as well as director compensation survey data, and presented its findings and observations to the Governance and Nominating Committee. After considering the implications of the ongoing COVID-19 pandemic and the current economic environment, the Board, upon recommendation of the Governance and Nominating Committee, decided to forego any changes to the director compensation program in 2020 and 2021.

However, after reviewing the information presented during the fourth quarter of 2021 and upon recommendation by the Governance and Nominating Committee, in order to better align with competitive peer group practices, the Board approved a $15,000 increase in the annual Board membership cash retainer (from $85,000 to $100,000), and a $10,000 increase in the dollar value of the annual RSU award for Board membership (from $150,000 to $160,000). The prospective changes are scheduled to be effective as of May 27, 2022, and no other changes to the director compensation program were made.

## Annual Limit on Non-Employee Director Compensation

The 2019 Omnibus Plan contains an annual limit on non-employee director compensation, inclusive of all cash compensation and any awards under the 2019 Omnibus Plan that may be made to a non-employee director for service during any calendar year. The annual limit is $500,000 per year, provided that a newly elected director may receive up to $750,000 for his or her initial calendar year of service on the Board and a director serving as Chairman of the Board or Lead Director may receive up to $750,000 for service during any calendar year.

## Deferred Compensation Plan for Non-Employee Directors

Non-employee directors are eligible to participate in a deferred compensation plan maintained by Quanta. No later than December 31 of each year, each non-employee director may voluntarily elect to defer all or a portion (in 5% increments) of his or her annual cash retainers, including but not limited to, compensation for board membership, committee membership and board/committee leadership, and RSUs to be earned with respect to services performed in the following year. Deferral elections are irrevocable and if no deferral election is made, no compensation is deferred. Deferred cash amounts are allocated to a separate recordkeeping account maintained for the non-employee director that reflects the amounts deferred and any earnings (positive or negative). The account is credited with returns according to the performance of certain deemed investment choices selected by the non-employee director from time to time. However, Quanta has no obligation to provide any deemed investment choice other than a default investment option selected by the Compensation Committee. The interest rate earned on the deferred cash amounts is not above-market or preferential. Deferred RSUs are recorded in an account maintained for the non-employee director that reflects the number of shares deferred. Quanta also makes a cash payment of dividend equivalents on the shares deferred at the same time and at the same rate as dividends are paid on Quanta common stock. In general, deferred compensation is distributed to the non-employee director (or his or her beneficiary) upon the director leaving the Board or at a date elected in advance by the director. Additionally, deferred amounts can be distributed upon certain unforeseen emergencies suffered by the non-employee director or upon a change in control of Quanta.

## Stock Ownership Guidelines for Non-Employee Directors

Non-employee directors are required to hold stock with a value equivalent to five times the annual cash retainer for Board membership (excluding the annual cash retainer for committee membership or any supplement for serving as a committee chairman or as Chairman of the Board). Non-employee directors have five years from the fiscal year-end following initial election to the Board to accumulate the stock ownership prescribed by the guidelines. As of December 31, 2021, all non-employee directors were in compliance with the requirements of the stock ownership guidelines. Specifically, Messrs. Beneby, Foster, Fried, Jackman, McClanahan and Wood and Ms. Shannon and Ms. Wyrsch exceeded the prescribed ownership level, and Ms. Ladhani, who was appointed in July 2021, was making ratable progress toward the prescribed ownership level within her accumulation period, which ends as of December 31, 2026.

# 2021 Director Compensation Table

The following table sets forth the compensation for each non-employee director during the 2021 fiscal year.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards[1] ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|
| Doyle N. Beneby | 120,000 | 149,392 | – | 269,392 |
| Vincent D. Foster | 125,000 | 149,392 | – | 274,392 |
| Bernard Fried | 110,000 | 149,392 | – | 259,392 |
| Worthing F. Jackman | 130,000 | 149,392 | – | 279,392 |
| Holli C. Ladhani | 90,403 | 132,725 | – | 223,128 |
| David M. McClanahan | 175,000 | 239,046 | – | 414,046 |
| Margaret B. Shannon | 105,000 | 149,392 | – | 254,392 |
| Pat Wood, III | 120,000 | 149,392 | – | 269,392 |
| Martha B. Wyrsch | 105,000 | 149,392 | – | 254,392 |
| J. Michal Conaway[2] | – | – | 10,000 | 10,000 |

[1] The amounts shown reflect the aggregate grant date fair value (based on the closing price of Quanta common stock on the date of grant) of RSUs granted during the fiscal year ended December 31, 2021 calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, as further described in Note 14 to the Company's audited consolidated financial statements in its 2021 Annual Report on Form 10-K. The value ultimately realized by the directors upon the actual vesting of the awards may or may not be equal to this determined value. The average of the closing prices of Quanta common stock for the twenty consecutive trading days immediately preceding the date of grant was used to determine the number of RSUs granted. As of December 31, 2021, Mr. McClanahan held unvested awards covering 2,501 shares, Ms. Ladhani held unvested awards covering 1,479 shares and each of the remaining non-employee directors held unvested awards covering 1,563 shares.

[2] Mr. Conaway did not stand for re-election at Quanta's 2021 annual meeting of stockholders and, accordingly, did not receive any annual cash retainers or equity awards during 2021 in respect of his Board service. However, in light of his dedicated service to the Board over the course of 14 years, he was awarded a retirement gift in the form of a travel voucher in the amount shown.

# EXECUTIVE OFFICERS

The current executive officers of Quanta are as follows:

| Name | Age | Current Position(s) with Quanta |
|---|---|---|
| Earl C. (Duke) Austin, Jr. | 52 | President, Chief Executive Officer and Director |
| Derrick A. Jensen | 51 | Chief Financial Officer |
| Paul C. Gregory | 58 | Chief Strategy Officer |
| Redgie Probst | 45 | Chief Operating Officer |
| Donald C. Wayne | 55 | Executive Vice President and General Counsel |
| Jayshree Desai | 50 | Chief Corporate Development Officer |
| Paul M. Nobel | 54 | Vice President and Chief Accounting Officer |
| Dorothy Upperman | 59 | Vice President – Tax |

**Earl C. (Duke) Austin, Jr.** For a description of the business background of Mr. Austin, see *Quanta Board of Directors – Director Nominees above*.

**Derrick A. Jensen** has served as our Chief Financial Officer since May 2012. He previously served as our Senior Vice President – Finance, Administration and as Chief Accounting Officer from March 2011 to May 2012, as our Vice President and Chief Accounting Officer from March 1999 to March 2011 and as our Controller from December 1997 until March 2009. Prior to joining Quanta, he served as a manager for the public accounting firm of Arthur Andersen LLP. Mr. Jensen holds a Bachelor of Business Administration degree in Accounting and became a Certified Public Accountant in the State of Texas in 1997.

**Paul C. Gregory** has served as our Chief Strategy Officer since January 2017. He previously served as our President – Underground Utility and Infrastructure Division from January 2017 to January 2022. He also previously provided consulting services to Quanta from 2014 until December 2016, focusing on Quanta's underground utility, pipeline and industrial services operations, corporate strategy and mergers and acquisitions activity. Mr. Gregory also previously served as President and Chief Executive Officer of Gregory & Cook Construction, Inc., a pipeline and related infrastructure construction company, from 1998 until 2008. Mr. Gregory holds a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree.

**Redgie Probst** has served as our Chief Operating Officer since January 2022. He previously served as our President – Electric Power Division from March 2019 to January 2022, as Senior Vice President – Electric Power from May 2018 to March 2019 and as Regional Vice President – Electric Power from June 2016 until May 2018. He also previously served as President and Chief Executive Officer of Probst Electric Inc. and Summit Line Construction, Inc., electric specialty contracting companies that he founded in 2004 and 2008, respectively, and that were acquired by Quanta in November 2013. His responsibilities in those positions included oversight of business strategy and operations matters. Mr. Probst attended Utah Valley University for its line workers program and is a certified journeyman lineman, master electrician and journeyman substation technician.

**Donald C. Wayne** has served as our Executive Vice President and General Counsel since May 2017. He previously served as Senior Vice President, General Counsel and Corporate Secretary of Archrock, Inc., a publicly traded provider of natural gas compression and related products and services, from November 2015 through May 2017, and in similar roles for its predecessor companies, Exterran Holdings, Inc. and Universal Compression Holdings, Inc., from August 2006 through November 2015. Mr. Wayne also served, from August 2006 through May 2017, as Senior Vice President and General Counsel of Archrock GP LLC and in similar roles for the other managing general partners of Archrock Partners, L.P. and its predecessor entities, each a publicly traded master limited partnership, and as a director of Archrock GP LLC from November 2015 through May 2017. Mr. Wayne also previously served as Vice President and General Counsel of U.S. Concrete, Inc., a publicly traded provider of ready-mixed concrete and related products and services, from 1999 to 2006. Prior to joining U.S. Concrete, Inc., he served as an attorney with the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. Mr. Wayne holds a Bachelor of Arts degree, a Master of Business Administration degree and a Juris Doctor degree.

**Jayshree Desai** has served as our Chief Corporate Development Officer since January 2020. She previously served as President and a director of ConnectGen LLC, a renewal energy company focused on utility-scale renewable energy and storage development, from July 2018 through December 2019, where she had primary responsibility for organizational management, business strategy and capital allocation. Ms. Desai also previously served as Chief Operating Officer of Clean Line Energy Partners LLC, an electric transmission development company, from January 2010 through July 2018, where she had primary responsibility for, among other things, strategic planning, finance and capital management and human resources. She also previously served as Chief Financial Officer of Horizon Wind Energy (now EDP Renewables North America), a renewable energy company, from 2002 through 2010, where she had primary responsibility for finance, accounting, tax, treasury and information technology operations. In addition, Ms. Desai has served as a director of TPI Composites, Inc., a publicly traded independent manufacturer of wind turbine components, since October 2017. Ms. Desai holds a Bachelor of Business Administration degree and a Master of Business Administration degree.

**Paul M. Nobel** has served as our Vice President and Chief Accounting Officer since May 2021. He previously served as interim Chief Financial Officer of Lilis Energy, Inc., an exploration and development company operating in Texas and New Mexico, from February 2020 to July 2020, where he had primary responsibility for finance and treasury functions. He also previously served as Senior Vice President and Chief Accounting Officer of Kosmos Energy Ltd., a publicly traded international full-cycle offshore oil and gas exploration and production company, from July 2012 to November 2019, and as Senior Vice President and Chief Accounting Officer of World Fuel Services Corporation, a publicly traded global energy management company serving commercial and industrial customers, from July 2005 to July 2012. In these previous positions, Mr. Nobel had primary responsibility for the accounting and reporting functions and significant responsibility with respect to tax, financial planning and analysis and risk management. He also previously served as a senior manager for the public accounting firm of Deloitte & Touche LLP. Mr. Nobel holds a Bachelor of Science degree in Accounting and is a Certified Public Accountant.

**Dorothy Upperman** has served as our Vice President – Tax since October 2014. She previously served in various tax management roles with Wal-Mart Stores, Inc., including Sr. Director, Income Tax from 2008 to October 2014 and Director of Federal Audits & SOX Controls from 2007 to 2008. From 1998 to 2004, Ms. Upperman held various positions with Ernst & Young, LLP, most recently serving as Senior Manager. Ms. Upperman holds a Bachelor of Business Administration degree in Accounting and is a Certified Public Accountant.

# COMPENSATION DISCUSSION & ANALYSIS

## Compensation Committee Report

We have reviewed and discussed the following Compensation Discussion and Analysis with management. Based on our review and discussions with management, we have recommended to Quanta's Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is furnished by the Compensation Committee of the Board of Directors.

Doyle N. Beneby, Chairman
Bernard Fried
Worthing F. Jackman
Martha B. Wyrsch

## Executive Summary

This Compensation Discussion and Analysis describes Quanta's executive compensation program for 2021. We use this program to attract, motivate and retain the employees who lead our Company. In particular, this section explains the Compensation Committee's guiding principles for executive compensation and how the Compensation Committee made its compensation decisions for our NEOs for 2021.

### Named Executive Officers

Our NEOs for 2021 include the following five executive officers:

| Name | Position(s) with Quanta during 2021 |
|---|---|
| Earl C. (Duke) Austin, Jr.[1] | President, Chief Executive Officer and Chief Operating Officer |
| Derrick A. Jensen | Chief Financial Officer |
| Paul C. Gregory[2] | Chief Strategy Officer and President – Underground Utility and Infrastructure Division |
| Redgie Probst[1] | President – Electric Power Division |
| Donald C. Wayne | Executive Vice President and General Counsel |

[1] Mr. Probst served as our President – Electric Power Division through January 25, 2022 and was appointed Chief Operating Officer effective January 26, 2022. Mr. Austin ceased to serve as our Chief Operating Officer concurrently with Mr. Probst's appointment to such position.

[2] Mr. Gregory also served as our President – Underground Utility and Infrastructure Division through January 25, 2022.

# Key 2021 Performance Highlights

During 2021, Quanta continued to execute and perform at a high level and achieved strong financial results despite the ongoing impact of the COVID-19 pandemic, including with respect to changing workforce and operating requirements, supply chain disruptions and other logistical challenges, and volatility with respect to capital markets and demand and spending across many sectors of the overall economy. Despite these uncertainties, Quanta's management and employees remained focused on continuing to collaborate with customers and operate at a high level, develop, expand and differentiate the services offered to customers, execute key strategic initiatives designed to position the Company for long-term success, and deliver value to stakeholders.

| 2021 Company Performance | |
| --- | --- |
| ▲ **Revenues** | Record annual revenues of $12.98 billion (15.9% increase as compared to 2020) |
| ▲ **Net Income** | Record net income attributable to common stock of approximately $486.0 million (9.1% increase as compared to 2020) |
| ▲ **Diluted EPS** | Record diluted earnings per share attributable to common stock of $3.34 per share (8.8% increase as compared to 2020) |
| ▲ **Remaining Performance Obligations and Backlog** | Meaningful increase in remaining performance obligations and backlog as of year-end 2021 as compared to year-end 2020, positioning the Company well for future performance |
| ▲ **Cash Dividend** | Increased per share cash dividend amount paid in 2021 by 20% as compared to 2020 |

Quanta also continued to move forward on its strategic initiatives, which are expected to position the Company for successful financial performance in the medium and long term. Certain achievements during 2021 are described below.

- **Transformational Acquisition.** Completed the acquisition of Blattner, a premier utility-scale renewable energy infrastructure solutions provider in North America, with decades of experience and a strong safety culture. The acquisition of Blattner represents Quanta's largest acquisition to date and transforms our ability to collaborate with customers on their energy-transition strategies. Blattner's services also represent the majority of our new renewable energy solutions operating segment.

- **Emergency Restoration Services.** Generated another record year of revenues attributable to emergency restoration services, while also expanding our emergency response capabilities. These capabilities allow us to quickly mobilize significant resources in support of our customers in response to increasing severe weather events and disasters.

- **Expansion of Other Key Services.** Continued development and expansion of certain other services on which we are strategically focused, including front-end design, engineering, permitting, environmental and program management capabilities and communications services.

- **Development of Craft Skilled Labor.** Commenced operations at the LUMA College for Technical Training in Puerto Rico, with the first class of electric utility line workers graduating in October 2021. This educational institution was developed along with ATCO, our partner in the LUMA Energy, LLC joint venture, and is designed to support the advancement of craft skilled labor in Puerto Rico.

- **Maintained Strong Financial Profile.** We maintained our investment grade credit rating while issuing $1.5 billion of senior notes and expanding our senior credit facility to finance the acquisition of Blattner, which we believe highlights the merits of the acquisition and our strong financial profile, as well as the expected sustainability and positive outlook for our business.

## Overview of 2021 Executive Compensation Decisions

Key executive compensation decisions by our Compensation Committee affecting our NEOs' 2021 compensation included the following.

- **2021 Financial Performance Targets.** Based on Quanta's continued strong performance, the primary financial performance targets established for the 2021 annual and long-term incentive plans generally represent meaningful increases as compared to prior performance targets.



**Adjusted EBITDA**[1] **(as defined in AIP)**

$1.137 billion (2021 Target)

75.5% — $648 million (2017 Target)

4.4% — $1.089 billion (2020 Target)

**Adjusted EBITDA Margin (as defined in AIP)**

9.21% (2021 Target)

16.6% — 7.90% (2017 Target)

8.0% — 8.53% (2020 Target)

**Average ROIC (as defined in LTIP)**

2021 Target

169 bps — 2017 Target

26 bps — 2020 Target

[1] For a reconciliation of AIP Adjusted EBITDA to operating income determined in accordance with GAAP see *Appendix A* to this Proxy Statement

- **Payouts Under the 2021 Annual Incentive Plan.** Based on the strong financial and operational performance in 2021 described above, the Company's overall performance resulted in total payout at approximately 166% of target, as described in further detail in *Annual Incentive Plan*. Quanta's performance in 2021 also completed another consecutive year in which a number of record results were achieved.



**REVENUES**

$12.98 billion (FY 2021)

8.2% — Compound Annual Growth Rate $9.47 billion (FY 2017)

15.9% — Overall Increase $11.20 billion (FY 2020)

**OPERATING INCOME**

$663.5 million (FY 2021)

15.0% — Compound Annual Growth Rate $378.8 million (FY 2017)

8.5% — Overall Increase $611.4 million (FY 2020)

**ADJUSTED EBITDA (as defined in AIP)**

$1.18 billion (FY 2021)

13.5% — Compound Annual Growth Rate $710.0 million (FY 2017)

10.3% — Overall Increase $1.07 billion (FY 2020)

- **Payouts Under the 3-Year Performance Period Completed in 2021.** Quanta's continued strong performance of its strategic initiatives again resulted in improvement in return on invested capital ("ROIC") and capital efficiency, profitable growth and stock price appreciation for the 3-year performance period ending December 31, 2021. As described in further detail in *Executive Compensation Decisions for 2021 – Results for the 3-Year Performance Period Ended December 31, 2021*, Quanta's performance during this period exceeded the maximum performance goals that were set with respect to ROIC improvement and average capital efficiency and resulted in relative total stockholder return ("TSR") between the 50th and 75th percentile of the established peer group. These performance outcomes resulted in the maximum achievement of 200% with respect to the 3-year performance period under our 2019 long-term incentive plan.



**3-YEAR AVERAGE CAPITAL EFFICIENCY (as defined in LTIP)**

22.56% (FY 2021)

446 bps

Overall Increase 18.1% (FY 2018)

**3-YEAR AVERAGE RETURN ON INVESTED CAPITAL (as defined in LTIP)**

9.90% (FY 2021)

166 bps

Overall Increase 8.24% (FY 2018)

**STOCK PRICE PEFORMANCE**

$114.66 / share (December 31, 2021 Closing Price)

281%

Overall Increase $30.10 / share (December 31, 2018 Closing Price)

- **2021 Base Salary, Target Award Levels and Performance-Based Mix.** In light of the current economic environment, the Compensation Committee did not approve any increases to base salary and target incentive compensation under the 2021 annual and long-term equity incentive plans for the NEOs, other than with respect to Mr. Probst in order to better align his compensation with his responsibilities at Quanta and in light of his appointment as Chief Operating Officer in January 2022. The Compensation Committee also decided that the percentage of the NEOs' target equity incentive amounts subject to performance metrics over a 3-year period would remain the same for 2021 (namely, 70% for Mr. Austin and 60% for the other NEOs), with the remaining amounts awarded in the form of RSUs that vest over a 3-year period subject to continued service.

- **No Reduction or Adjustment for COVID-19 Pandemic.** Similar to 2020, our 2021 compensation program targets were set by the Compensation Committee without discount for the impact of the COVID-19 pandemic, and as a result of the Company's ability to perform notwithstanding certain challenging circumstances arising from the pandemic, the Compensation Committee, as supported by the CEO, did not make any mid- or end-of-cycle adjustments to the performance/payout scales under any of the Company's compensation plans or include any adjustments directly related to the COVID-19 pandemic.

- **Continued Refinement of Sustainability Performance Metrics.** As described in further detail in *Elements of Executive Compensation* and *Executive Compensation Decisions for 2021*, the Compensation Committee continued to review and refine the performance metrics aligned with sustainability-related strategic initiatives and adopted a revised safety performance metric in the 2021 annual incentive plan. The new metric is designed to provide an enhanced overall assessment of safety performance by measuring and targeting a reduction in significant safety events.

## Say-on-Pay Vote

At Quanta's 2021 annual meeting of stockholders, more than 96% of our stockholders voting on the "say-on-pay" proposal approved the compensation of our NEOs as described in our proxy statement filed in 2021. Accordingly, the Compensation Committee did not implement any changes to our executive compensation program as a result of the advisory vote. However, as described further in *Executive Compensation Decisions for 2021*, the Compensation Committee did revise the safety performance metric included in the 2021 annual incentive plan, with the objective to enhance its ability to assess the overall safety performance of the Company and determined to transition to evaluating relative TSR performance based on a single broad-based market index (i.e., the S&P MidCap 400 Index) under the 2021 long-term incentive plan. Additionally, as a key objective of our stockholder engagement program, which is described further in *Corporate Governance – Engagement and Communications with the Board,* members of senior management and the Board solicit feedback from stockholders on our executive compensation program that is relayed directly to the full Board to be considered when evaluating opportunities to further enhance our executive compensation programs and practices in future years. The Compensation Committee also continues to monitor trends and developments to ensure that Quanta provides the appropriate executive compensation incentives to remain competitively positioned to attract and retain executive talent and to ensure that management's interests are aligned with those of our stockholders.

## How Our Performance is Linked to Pay

Quanta's NEO compensation is primarily comprised of base salary, annual cash incentives and long-term equity incentives. Our compensation philosophy links executive compensation to both individual and Company performance. Base salaries are generally set based upon, among other things, the median of our competitive market, the nature of the position and the contribution, experience, level of responsibility and length of service of the NEO. Target annual incentives generally reflect competitive market levels and practices, with upside opportunity for performance above target levels. Performance measures are designed to align the interests of executives with stockholders, reward successful achievement of annual financial and operating goals while maintaining focus on long-term financial performance and sustainability, and incentivize successful capital allocation strategies, as discussed in further detail in *Executive Compensation Decisions for 2021*.

## 2021 TARGET COMPENSATION MIX

**Mr. Austin**


12%
Base Salary
15%
Short-Term Cash Incentive
73%
Long-Term Equity Incentive
88%
At Risk

**Other NEOs (Total)**


20%
Base Salary
58%
Long-Term Equity Incentive
22%
Short-Term Cash Incentive
80%
At Risk

The Compensation Committee considers the median target total direct compensation for officers in our peer group when setting compensation levels for each NEO. Additionally, the Compensation Committee believes that a significant portion of the target compensation of the NEOs should be at risk. The short-term cash incentive awards and long-term equity incentive awards to our NEOs are "at risk" compensation, meaning those awards are either variable based on the level of performance compared to our incentive targets or peer group performance or are subject to continued employment and stock price performance during a 3-year vesting period. Further, equity-based incentive awards under our 2021 long-term incentive plan represented a substantial portion of each NEO's compensation as a percentage of total direct compensation and a significant portion of such equity-based incentive awards (70% with respect to the CEO and 60% with respect to the other NEOs) are subject to measurable company performance over a 3-year performance period. Equity-based awards play an important role in our compensation program because they provide incentives for the creation of stockholder value and promote executive retention and an ownership culture.

# Good Governance and Best Practices

We are committed to strong governance standards that ensure our executive compensation programs are closely aligned with the interests of our stockholders, as evidenced by the policies and practices described below.

- **Stock Ownership Guidelines.** We maintain meaningful stock ownership guidelines that align our executives' long-term interests with those of our stockholders and discourage excessive risk-taking.
- **Clawback Policy.** We include a clawback provision in each of our incentive compensation plans and have adopted a standalone clawback policy, both of which permit our Board to recover from executive officers and key employees of Quanta and its subsidiaries cash or equity incentive compensation in certain circumstances involving a restatement of the Company's financial statements.
- **Anti-Pledging Policy.** We maintain a policy that prohibits directors and executive officers from pledging Quanta securities as collateral for a loan absent pre-clearance and demonstration of financial capacity to repay without resorting to the pledged securities.
- **Anti-Hedging Policy.** We maintain a policy that prohibits directors and executive officers from hedging the economic risk of ownership of Quanta common stock.
- **Annual Review.** Our Compensation Committee engages its own independent compensation consultant, which performs an annual comprehensive market analysis of our executive compensation program and pay levels.
- **Annual Say-on-Pay Vote.** We provide our stockholders with an annual opportunity to participate in an advisory vote on the compensation of our NEOs.
- **No Gross-Up.** Our employment agreements with NEOs do not provide for gross-ups of excise taxes on severance or payments in connection with a change of control.
- **Performance-Based Compensation.** The majority of the target compensation for our NEOs is subject to objective and measurable financial and operational performance metrics.

- **Performance Thresholds and Maximums.** All performance-based awards require that the Company achieve a threshold level of performance to receive any award and provide for a cap on the maximum award in the event the established performance criteria is dramatically exceeded.

- **Modest Perquisites.** Our NEOs receive a modest amount of perquisites, which are intended to promote wellness, provide convenience in light of the demands of their positions, assist them in serving necessary business purposes, and provide a competitive compensation package.

- **Sustainability Performance Metrics**. Both short-term cash incentive compensation and long-term equity incentive compensation for NEOs are tied to successful performance of sustainability initiatives, including employee safety measures and efficient utilization of equipment.

# Compensation Philosophy

Each member of the Compensation Committee is independent within the meaning of SEC regulations, the NYSE corporate governance listing standards and our Corporate Governance Guidelines. The Compensation Committee administers the compensation programs for all of our NEOs, and its guiding principles for NEO compensation are set forth below.

| Principle | Description |
| --- | --- |
| Competitive | Compensation programs and levels are competitive with market practices of similarly situated companies, allowing for attraction and retention of Quanta's key contributors |
| Equitable | Compensation programs should be administered equitably throughout the Company |
| Performance-Based | Incentive payouts should vary based on measurable Company performance, specifically as it relates to achievement in prior and current years, Quanta's overall business plan and the experience of stockholders |
| Affordable | Decisions relative to compensation programs and levels should consider the affordability of the compensation program on an ongoing basis |
| Balanced | Compensation programs should be designed to balance short-term and long-term business interests, employees and stockholder interests, costs / benefits and motivational value |
| Strategy and Culture | Compensation programs should support Quanta's overall business strategy and reflect Quanta's ownership culture |
| Prudent Risk Taking | Compensation programs should reflect the risk profile of Quanta's business and avoid motivating outsized risks that could materially impact the business, as described further in *Risk Considerations in Our Compensation Program* |
| Transparent | Performance measures, outcomes and administration of compensation programs should be able to be communicated transparently to Quanta's interested stakeholders |
| Compliant | Quanta's compensation programs are designed and administered to comply with applicable laws and regulations and should take into account investor and proxy advisor policies |

Beginning in the first quarter of the fiscal year, the Compensation Committee determines the terms of our annual and long-term incentive plans and establishes the performance metrics that will be used in evaluating the performance of the NEOs under the plans. In addition, the Compensation Committee establishes prospective base salary rates and target incentive percentages for each NEO for the current annual and long-term performance periods. Following the end of the fiscal year, the Compensation Committee meets to discuss our prior year's performance, evaluate the performance of our NEOs, and determine the amounts, if any, that will be awarded to each NEO under the incentive plans.

As set forth above, the Compensation Committee seeks to maintain the competitiveness of our executive compensation levels with those of our peers and competitors. The Compensation Committee considers various factors in determining overall compensation and each compensation component, including (i) the results of compensation benchmarking studies and changes in compensation practices of our competitors; (ii) economic and market conditions; (iii) changes in our business operations; (iv) the executive officer's position, experience, length of service and performance; (v) Company performance; and (vi) the judgment of each member of the Compensation Committee based upon prior experiences with executive compensation matters.

# Elements of Executive Compensation

The key components of our current compensation and benefits programs for our NEOs are summarized in the table below. Each component has a critical role in motivating and rewarding strong performance and retaining the NEOs who deliver such performance. The Compensation Committee considers each compensation component individually and all compensation components in the aggregate when making compensation decisions.

| Compensation Element | Form of Compensation | Performance / Payment Criteria | Purpose |
|---|---|---|---|
| Base Salary | Cash | Individual performance and experience in the role are factors | To provide fixed compensation necessary to attract and retain key executives and to offset the cyclicality in our business that may impact variable pay |
| Short-Term Incentive | Cash | Tied to the achievement of performance targets related to (i) AIP Adjusted EBITDA, (ii) AIP Adjusted EBITDA margin, and (iii) safety performance, in each case established by the Compensation Committee | To incentivize and reward achievement of annual financial and operational performance targets, which focus on profitable growth and safe execution |
| Long-Term Incentive | PSUs | PSUs cliff-vest at the end of a 3-year performance period, subject to continued service, and are tied to the achievement of performance targets related to (i) ROIC, coupled with relative TSR, (ii) property and equipment utilization (i.e., capital efficiency), (iii) idle time for the Company's fleet of vehicles and (iv) composite driver safety rating, in each case established by the Compensation Committee | To incentivize achievement of our long-term financial performance targets that focus on strategic initiatives<br><br>To align management and stockholder interests and to attract and retain key executives<br><br>To incentivize sustainable performance through reduced environmental impact and enhanced employee safety |
| | RSUs | RSUs vest over three years in equal annual installments, subject to continued service | To attract and retain key executives and to align management and stockholder interests |
| Retirement Benefits | 401(k) Matching<br><br>Non-Qualified Deferred Compensation Plan | – | To provide a competitive compensation package |
| Perquisites | Executive Physical Program<br><br>Annual Perquisite Allowance<br><br>CEO Aircraft Usage<br><br>Identity Theft Protection and Monitoring | – | To maintain the health and safety of executives, to provide a competitive compensation package and, in certain cases, to optimize key executives' time |

During 2021, the Compensation Committee undertook a review of certain aspects of the compensation program, considering input from the CEO, other senior management of the Company and its compensation consultant, and made certain refinements as summarized below and further described in *Executive Compensation Decisions for 2021*.

- **Annual Incentive Plan – Safety Performance.** The Compensation Committee evaluated the safety performance metric included in the annual incentive plan, with the objective of transitioning to a new indicator for assessing overall safety performance of the Company. The Compensation Committee concluded that transitioning to a performance indicator tied to the measurement and targeted reduction of significant safety events (i.e., life-altering events) was an appropriate change to this performance metric, as reducing these events is a key operational focus of the Company and of utmost importance to the overall safety of Quanta's employees.

- **Long-Term Incentive Plan – Relative TSR.** The Compensation Committee evaluated the benchmark group for determining relative TSR performance by the Company, considering several indices and peer groups. The Compensation Committee decided to transition to evaluating relative TSR performance based on a single broad-based market index – the S&P MidCap 400 Index – because, among other things, it contains the majority of the Company's direct competitors and has a more proportionate weighting toward industrial companies than certain other indices considered.

# Executive Compensation Decisions for 2021

## Base Salary

Base salary is a critical element of NEO compensation because it provides a base level of monthly income that is consistent with competitive practices. Base salaries for NEOs are determined annually by the Compensation Committee during the first quarter of the fiscal year, taking into account such factors as competitive industry salaries (especially the salary practices of companies in our peer group described below in *Compensation Process*), a subjective assessment of the nature of the position, and the contributions, experience, level of responsibility and length of service of the NEO. During 2021, the Compensation Committee, after taking into account, among other things, the overall economic environment as a result of the COVID-19 pandemic, the results of a benchmarking study performed by its compensation consultant and a recommendation from Mr. Austin (other than with respect to himself), concluded to increase the base salary only for Mr. Probst to better align his salary with his responsibilities at Quanta.

| Named Executive Officer | 2021 Base Salary Rate (After Increase) | Percentage Increase from Prior Base Salary Rate |
|---|---|---|
| Mr. Austin | $1,150,000 | — |
| Mr. Jensen | $ 679,800 | — |
| Mr. Gregory | $ 875,500 | — |
| Mr. Probst[1] | $ 700,000 | 7.7% |
| Mr. Wayne | $ 566,500 | — |

[1] Mr. Probst's base salary was $650,000 through March 31, 2021 and was increased to $700,000 for the remainder of 2021.

## Annual Incentive Plan

Our annual incentive plan for senior leadership is designed to provide our NEOs with performance awards payable annually in recognition of Quanta achieving specified financial and safety performance targets, which are approved by the Compensation Committee at the beginning of the fiscal year. The Compensation Committee elects to pay such performance awards in cash.

Awards for an eligible NEO that begins employment during the performance year will be pro-rated from the date of hire, unless otherwise determined by the Chief Executive Officer and with the approval of the Compensation Committee. Generally, an NEO must be employed by Quanta on the date any cash incentive compensation is paid, and otherwise forfeits any and all rights to such compensation. However, an NEO who ceased to be employed prior to the payment date has the potential to receive an award (or some portion thereof) pursuant to contractual provisions or as otherwise determined by the CEO (other than with respect to himself) and with approval of the Compensation Committee. See *Executive Compensation – Potential Payments Upon Termination or Change in Control.*

The payout for each NEO under the annual incentive plan is calculated as a percentage of such NEO's base salary (the "AIP Target Incentive"), which is then multiplied by the weighted achievement percentage associated with the Company performance metrics, as set forth in the following calculation:



| | | | | | | |
|---|---|---|---|---|---|---|
| Annual Incentive Plan Target Incentive Amount | X | Adjusted EBITDA Component (60%) | X | Achievement Percentage | = | Adjusted EBITDA Component Payout |
| | | | | | | + |
| | X | Adjusted EBITDA Margin Component (20%) | X | Achievement Percentage | = | Adjusted EBITDA Margin Component Payout |
| | | | | | | + |
| | X | Safety Performance Component (20%) | X | Achievement Percentage | = | Safety Performance Component Payout |
| | | | | | | Total Annual Incentive Plan Award Payout |

The Compensation Committee, after taking into account, among other things, the results of a benchmarking study performed by its compensation consultant, recommendations from Mr. Austin (other than with respect to himself), each NEO's position, experience, level of responsibility and length of service, established the target incentives under the 2021 annual incentive plan set forth below. The target percentages were unchanged from 2020 for each NEO other than Mr. Probst. For Mr. Probst, in connection with his appointment as Chief Operating Officer, as described further in *Executive Officer Transition Matters*, the Compensation Committee calculated his 2021 target incentive amount based on his new target bonus opportunity as Chief Operating Officer.

| Named Executive Officer | Base Salary Rate Utilized | Target Incentive (% of Base Salary Rate) | Target Incentive (Amount) |
|---|---|---|---|
| Mr. Austin | $1,150,000 | 125% | $1,437,500 |
| Mr. Jensen | $ 679,800 | 110% | $ 747,780 |
| Mr. Gregory | $ 875,500 | 110% | $ 963,050 |
| Mr. Probst | $ 800,000 | 110% | $ 880,000 |
| Mr. Wayne | $ 566,500 | 90% | $ 509,850 |

## Adjusted EBITDA Component

***Calculation.*** The adjusted EBITDA component of the annual incentive plan, which accounts for 60% of a participant's annual incentive opportunity, is based on Quanta's achievement of annual adjusted EBITDA, defined for purposes of the annual incentive plan as operating income, *plus* amortization, depreciation and stock based compensation, *adjusted for* investments in unconsolidated affiliates and other operational activities affecting net income that are not included in operating income ("AIP Adjusted EBITDA"). Additional adjustments to actual AIP Adjusted EBITDA may be considered and approved by the Compensation Committee, including but not limited to, acquired business results (net of acquisition and integration costs), fair value changes in contingent consideration liabilities associated with acquired businesses, impairments and other charges related to divested or discontinued businesses, foreign currency exchange rate fluctuations, unforecasted strategic initiatives, and other unforeseen, unusual or one-time items.

***Rationale.*** Generally, short-term incentives motivate and reward achievement and performance of Quanta's annual financial and operational goals. The Compensation Committee believes this performance metric is a valuable measure of cash-based operating performance and encourages our NEOs to grow the Company's business, including through expanding and developing relationships with existing and potential customers and expanding service offerings in existing and adjacent markets. Further, when combined with the margin-based performance metric discussed below, NEOs are encouraged to ensure that such growth is profitable and does not include excessive risk.

***Performance / Achievement.*** Performance with respect to this component is measured by comparing actual AIP Adjusted EBITDA for the performance year to a target amount of AIP Adjusted EBITDA, which was established based on the amount of AIP Adjusted EBITDA correlated with the midpoint of the Company's full-year 2021 earnings guidance, as announced during the first quarter of the year, and the Company's 2021 business plan. Based upon the performance/payout scale adopted by the Compensation Committee for the 2021 performance year, NEOs could earn cash awards for this component of the annual incentive plan as follows (when performance falls between the designated payout points above the threshold amount, the cash awards are determined by interpolation):

| AIP Adjusted EBITDA (in millions) | Achievement Percentage |
|---|---|
| Less than $1,023.7 | 0% |
| $1,023.7 | 25% |
| $1,046.4 | 50% |
| $1,137.4 | 100% |
| $1,171.5 | 150% |
| $1,251.2 or greater | 200% |

The 2021 target amount of AIP Adjusted EBITDA represented an approximate 6.7% increase from actual AIP Adjusted EBITDA achieved in 2020. For the 2021 performance year, the Compensation Committee concluded that actual AIP Adjusted EBITDA was $1,176 million, which represents an achievement percentage of 152.8%. For a reconciliation of AIP Adjusted EBITDA to operating income for the year ended 2021 determined in accordance with GAAP, see *Appendix A* to this Proxy Statement.

## Adjusted EBITDA Margin Component

***Calculation.*** The adjusted EBITDA margin component of the annual incentive plan, which accounts for 20% of a participant's annual incentive opportunity, is based on Quanta's achievement of annual targeted margin performance on the AIP Adjusted EBITDA earned by the Company. Adjusted EBITDA margin is measured as AIP Adjusted EBITDA (as defined above), *divided by* consolidated revenues (adjusted to exclude foreign currency exchange rate fluctuations and revenues attributable to businesses acquired during the performance year) ("AIP Adjusted EBITDA margin").

***Rationale.*** The Compensation Committee believes this performance metric is highly correlated with stockholder return and reinforces the Company's focus on margin improvement and profitable growth, which complements the AIP Adjusted EBITDA metric described above by penalizing management for focusing solely on revenue growth. The Compensation Committee also believes this metric supports the ROIC component included in the long-term incentive plan described below by rewarding the investment of capital in a manner that results in a profitable return.

***Performance / Achievement.*** Performance with respect to this component is measured by actual AIP Adjusted EBITDA margin for the performance year as compared to a target margin, which was established based on the target amount of AIP Adjusted EBITDA set forth above and the midpoint of the Company's full-year 2021 revenue guidance, announced during the first quarter of the year, and the Company's 2021 business plan. Based upon the performance/payout scale adopted by the Compensation Committee for the 2021 performance year, NEOs could earn cash awards for this component of the annual incentive plan as follows (when performance falls between the designated payout points above the threshold amount, the cash awards are determined by interpolation):

| AIP Adjusted EBITDA Margin | Achievement Percentage |
|---|---|
| Less than 8.91% | 0% |
| 8.91% | 25% |
| 9.06% | 50% |
| 9.21% | 100% |
| 9.36% | 150% |
| 9.56% or greater | 200% |

The 2021 target AIP Adjusted EBITDA margin represented an approximate 8% increase from target AIP Adjusted EBITDA margin under the Company's prior year annual incentive plan. While the 2021 target AIP Adjusted EBITDA margin was below actual performance for the prior year, the Compensation Committee determined that it was appropriate based on the overall significant increase in targeted margin performance as compared to the targets in prior years (i.e., 106 bps increase as compared to target AIP Adjusted EBITDA margin utilized with respect to the 2019 performance scale for this metric), as well as the fact that maintaining similar margin performance from the prior year while continuing to expand the business and given the remaining overall macroeconomic uncertainty represented a challenging and valuable goal for the Company that would motivate management and yield similar incentive opportunities as prior years.

For the 2021 performance year, the Compensation Committee concluded that actual AIP Adjusted EBITDA margin was 9.44%, which represents an achievement percentage of 170.9%. For a reconciliation of adjusted consolidated revenues to consolidated revenues determined in accordance with GAAP and a calculation of AIP Adjusted EBITDA margin for the year ended 2021, see *Appendix A* to this Proxy Statement.

## Safety Performance Component

*Calculation.* The final component of the annual incentive plan, which accounts for the remaining 20% of a participant's annual incentive opportunity, is based on the Company's achievement of a measurable safety performance goal. Performance with respect to this component is measured based on improvement with respect to the incidence of significant safety events (e.g., life-altering safety events) for the performance year as compared to performance with respect to such events in the prior year. As described in *Elements of Executive Compensation*, this performance indicator was adopted in the 2021 annual incentive plan, as the Compensation Committee concluded that utilizing such a metric was an appropriate enhancement in evaluating the Company's overall safety performance, as a reduction of these events is a key operational focus of the Company and of the utmost importance to the overall safety of Quanta's employees. Performance with respect to significant safety events is calculated through an internal safety predictive measure and is defined as the number of significant safety events in the performance year, *multiplied by* 1,000,000, and *divided by* the Company's total workhours for the applicable year.

*Rationale.* Generally, this goal aligns with the Company's strategic priority of a commitment to workforce safety and management's expectation that the Company will achieve industry-leading safety performance. Furthermore, the Compensation Committee believes utilization of a metric relating to significant safety events is appropriate given the importance of preventing such events and that measuring these events can often provide greater insight into the overall safety performance of the Company than traditional safety metrics. Furthermore, it has been a key strategic initiative of the Company to track, analyze and reduce significant safety events, and the Company has utilized significant resources in recent years developing the internal predictive measure designed to measure such events. Therefore, the Compensation Committee believes that achievement of this goal has a significant positive impact on both short-term financial performance by reducing costs associated with safety incidents and long-term performance and sustainability, as safe performance impacts the Company's ability to maintain and increase its business with existing and potential customers and attract and retain employees.

*Performance / Achievement.* For 2021, target performance with respect to significant safety events was set based on improvement from prior year performance. Specifically, the NEOs could earn cash awards for this component of the annual incentive plan as follows (when performance falls between the designated payout points, the cash awards are determined by interpolation):

| Improvement from Prior Year | Achievement Percentage |
| --- | --- |
| 5.0% | 25% |
| 10.0% | 100% |
| 15.0% | 200% |

For the 2021 performance year, the Company's performance with respect to significant safety events improved 31%, resulting in an achievement percentage of greater than 200% for that metric. As a result, the overall achievement percentage for the safety performance component was 200%.

## Overall Performance and Payout

Overall performance based on the weighted results set forth above resulted in a total achievement percentage of 165.9%, and therefore the total payout to each NEO under the 2021 annual incentive plan was as follows:

| Named Executive Officer | Achievement Percentage | Total AIP Incentive Award Earned |
|---|---|---|
| Mr. Austin | 165.9% | $2,384,813 |
| Mr. Jensen | 165.9% | $1,240,567 |
| Mr. Gregory | 165.9% | $1,597,700 |
| Mr. Probst | 165.9% | $1,459,920 |
| Mr. Wayne | 165.9% | $ 845,841 |

# Long-Term Incentive Plan

Our long-term incentive plan for senior leadership is designed to provide our NEOs with long-term incentive awards payable in equity. The targeted incentive amount for each NEO under the long-term incentive plan is determined annually by the Compensation Committee (the "Long-Term Target Incentive"). The Compensation Committee approved the following Long-Term Target Incentives for 2021 after taking into account, among other things, the results of a benchmarking study performed by its compensation consultant, recommendations from Mr. Austin (other than with respect to himself), each NEO's position, experience, level of responsibility and length of service, and with respect to Mr. Probst, his relatively new role and additional responsibilities with Quanta:

| Named Executive Officer | 2020 Total Long-Term Target Incentive (% of Base Salary) | 2021 Total Long-Term Target Incentive (% of Base Salary) | 2021 Total Long-Term Target Incentive (Amount) |
|---|---|---|---|
| Mr. Austin | 600% | 600% | $6,900,000 |
| Mr. Jensen | 275% | 275% | $1,869,450 |
| Mr. Gregory | 350% | 350% | $3,064,250 |
| Mr. Probst | 225% | 275% | $1,925,000 |
| Mr. Wayne | 225% | 225% | $1,274,625 |

Generally, an NEO must be employed by Quanta on the date an award vests or is earned under the long-term incentive plan or otherwise forfeits any and all rights to such award. However, an NEO who ceases to be employed prior to the completion of the 3-year performance period described below has the potential to receive an award (or some portion thereof) pursuant to contractual provisions or as otherwise determined by the Chief Executive Officer (other than with respect to himself) and with approval of the Compensation Committee. See *Executive Compensation – Potential Payments Upon Termination or Change in Control.* Awards for an NEO who becomes a participant in the long-term incentive plan during the performance period are pro-rated from the date of hire; however, in any event, an NEO must be employed by October 1st of the first year of the 3-year performance period to be eligible to participate.

## PSU Component

The first component of the long-term incentive plan, which accounts for 60% (or with respect to Mr. Austin, 70%) of an NEO's Long-Term Target Incentive, consists of PSUs that cliff-vest at the end of a 3-year performance period based on achievement of 3-year Company performance goals determined by the Compensation Committee (the "Long-Term PSU Component"). Under the 2021 long-term incentive plan, the Compensation Committee approved the following PSU awards:

| Named Executive Officer | Long-Term PSU Component (Weighted %) | Target Long-Term PSU Component (Amount) | Performance Units Granted[1] |
|---|---|---|---|
| Mr. Austin | 70% | $4,830,000 | 56,850 |
| Mr. Jensen | 60% | $1,121,670 | 13,202 |
| Mr. Gregory | 60% | $1,838,550 | 21,640 |
| Mr. Probst | 60% | $1,155,000 | 13,594 |
| Mr. Wayne | 60% | $ 764,775 | 9,001 |

[1] The number of PSUs granted is determined by dividing the dollar amount of the target Long-Term PSU Component by the average of closing price of Quanta common stock for the twenty consecutive trading days immediately preceding the grant date.

Though PSUs representing the Long-Term PSU Component target amount were granted to the NEOs in 2021, the number that will ultimately be earned and vest will be adjusted upward or downward (as applicable) based on Company performance during the 3-year performance period ending December 31, 2023. The number of PSUs that can become earned at the end of the performance period ranges from 0% to a maximum of 200% of the amount granted. Any earned PSUs will vest immediately after the Compensation Committee's determination and will be settled in Quanta common stock. Quanta also accrues for dividend equivalents on PSUs at the same time and at the same rate as dividends are paid on Quanta common stock; however, payment of dividend equivalents on shares underlying unearned and unvested PSUs is expressly prohibited until the PSUs become earned and vest, such that the declared dividend equivalents are subject to forfeiture unless and until the PSUs to which they relate vest.

For the 3-year performance period ending December 31, 2023, the Compensation Committee established Company performance goals relating to (i) improvement of ROIC, combined with a relative TSR performance metric (which accounts for 65% of the number of PSUs that each NEO can earn); (ii) improved utilization of property and equipment (which accounts for 15%); (iii) idle time for the Company's fleet of vehicles (which accounts for 10%); and (iv) composite driver safety (which accounts for 10%). All goals have a 0% to 200% performance scale. The performance targets and results for these goals may be adjusted, as appropriate, to take into account any unusual or unforeseen events that occur during the performance period.

As soon as administratively practicable following the conclusion of the 3-year performance period on December 31, 2023, the weighted percentage earned for each goal will be determined, and the combined weighted percentage earned will then be multiplied by the number of PSUs granted in 2021. This will result in a final number of earned and vested PSUs, which will be settled in shares of Quanta common stock, as set forth in the following calculation:



[3-Year ROIC Achievement Percentage + ROIC Consistency Achievement Percentage + Relative TSR Achievement Percentage] x ROIC / TSR Goal Weighting (65%) = ROIC / TSR Weighted Percentage Earned

\+

Capital Efficiency Achievement Percentage x Capital Efficiency Goal Weighting (15%) = Capital Efficiency Weighted Percentage Earned

\+

Fleet Idle Time Achievement Percentage x Fleet Idle Time Goal Weighting (10%) = Fleet Idle Time Weighted Percentage Earned

\+

Composite Driver Safety Achievement Percentage x Composite Driver Safety Goal Weighting (10%) = Composite Driver Safety Weighted Percentage Earned

**Percentage of PSUs Earned**

### ROIC Improvement / Relative TSR Performance Goal

For the ROIC performance goal, which accounts for 65% of the PSU component, the Compensation Committee established targeted amounts that reward (i) overall ROIC improvement during the 3-year performance period and (ii) relative TSR performance against the S&P MidCap 400 Index.

***Rationale.*** The Compensation Committee believes that measuring improvement in ROIC is appropriate to assess the Company's ability to create incremental return and value on all of its invested capital and determined that utilizing a 3-year average of annual ROIC performance will appropriately measure and reward improved performance. The Compensation Committee believes this performance metric requires both income statement and balance sheet management and that achievement of the targeted ROIC will

have a significant positive impact on both long-term financial performance and stockholder value creation and exhibit appropriate capital allocation priorities. Additionally, the Compensation Committee views TSR as a fundamental measurement of the Company's performance, thereby correlating NEO compensation with overall relative return.

*ROIC Improvement Calculation.* Performance with respect to the ROIC improvement goal is measured based on both average ROIC during the 3-year performance period and consistent annual ROIC performance. ROIC for each year is calculated as net operating profit after tax, *divided by* average invested capital. Net operating profit after tax is equal to EBITA, *multiplied by* (1 – tax rate), *less* non-controlling interests (after tax). Average invested capital is equal to total assets, *minus* non-controlling interests, cash and current liabilities and is taken as the average of the current year-end and the prior year-end.

For purposes of calculating ROIC, (i) net operating profit after tax is subject to the same adjustments included in the calculation of AIP Adjusted EBITDA set forth above, except that there is no adjustment for acquisitions unless otherwise determined by the Compensation Committee, and (ii) invested capital is subject to the balance sheet impact of those same adjustments, as applicable and as deemed appropriate by the Compensation Committee.

*ROIC Improvement Performance / Achievement.* With respect to average ROIC during the performance period, a payout begins to accrue only if average ROIC is greater than a threshold amount, which corresponds to actual ROIC for the year prior to the 3-year performance period. The Compensation Committee established the following performance/payout scale for assessing average ROIC improvement (average ROIC will be rounded to the nearest one tenth decimal place):

| Percentage Improvement of ROIC Over Threshold 3-year Average | Achievement Percentage |
| --- | ---: |
| 0% | 0% |
| 0.8% | 15% |
| 1.8% | 30% |
| 2.6% | 45% |
| 3.6% | 60% |
| 4.5% | 75% |
| 5.4% | 90% |
| 6.0% | 100% |
| 6.3% | 105% |
| 7.3% | 120% |
| 8.1% | 135% |
| 9.1% or greater | 150% |

Consistent ROIC improvement over multiple years is rewarded, as an incremental payout can be earned if two or three annual ROIC measurements are greater than the threshold amount. The Compensation Committee established the following incremental payment percentage for ROIC consistency (annual ROIC will be calculated to the nearest one tenth decimal place in each performance year):

| ROIC Consistency | Achievement Percentage |
| --- | ---: |
| 2 annual measurements with ROIC greater than threshold amount | 50% |
| 3 annual measurements with ROIC greater than threshold amount | 75% |

The maximum aggregate achievement percentage that the NEOs can achieve based on performance under the two tables above, and excluding any achievement percentage associated with the relative TSR performance below, is capped as follows:

- if the achievement percentage for 3-year average ROIC improvement is 75% or less, the overall achievement percentage based on ROIC performance, including any achievement for ROIC consistency, is capped at 100%;

- if the achievement percentage for 3-year average ROIC improvement is between 75% and 100%, the overall achievement percentage based on ROIC performance, including any achievement for ROIC consistency, is capped at 125%; and

- if the achievement percentage for 3-year average ROIC improvement is greater than 100%, the overall achievement percentage based on ROIC performance, including any achievement for ROIC consistency, is capped at 150%.

By way of example, if an achievement percentage of 60% is earned based on 3-year average ROIC improvement and an achievement percentage of 75% is earned for multi-year ROIC consistency, the achievement percentage for the overall ROIC improvement goal would be capped at 100%. Alternatively, if an achievement percentage of 90% is earned based on 3-year average ROIC improvement and an achievement percentage of 50% is earned for multi-year ROIC consistency, the achievement percentage for the overall ROIC improvement goal would be capped at 125%. And finally, if an achievement percentage of 120% is earned based on 3-year average ROIC improvement and an achievement percentage of 75% is earned for multi-year ROIC consistency, the achievement percentage for the overall ROIC improvement goal would be capped at 150%.

*Relative TSR Calculation.* Relative TSR performance is calculated based on the Company's performance relative to companies within a broad equity market index, namely the S&P MidCap 400 Index, for each of the twelve quarters during the 3-year performance period. The Compensation Committee considered several indices and peer groups, including the existing peer group utilized for benchmarking executive compensation, and ultimately elected to transition to evaluating relative TSR performance based on a single broad-based market index. The Compensation Committee determined that the S&P MidCap 400 Index was an appropriate index to utilize due to the fact that the majority of the Company's direct competitors are within that index, Quanta common stock has historically traded more closely with that index due to the more proportionate weighting of industrial companies in that index, and Quanta's market capitalization has historically aligned with the market capitalization of companies within that index.

TSR for the Company is calculated each quarter by determining the percentage appreciation or depreciation of stock price (utilizing the average closing price for the twenty consecutive trading days prior to the end of quarter), plus the value of dividends paid during the quarter. The Company's performance relative to the individual companies within the S&P MidCap 400 Index is established at the end of each quarterly period by evaluating performance from the beginning of the performance period (i.e., January 1, 2021) through that quarter end. The highest and lowest percentile ranks are then set aside, and the remaining ten percentile ranks are averaged to determine the Company's final average percentile rank.

The Compensation Committee believes this calculation of TSR prevents the overweighting of anomalous events at the beginning or end of the measurement period, whether they be positive or negative. The Compensation Committee also believes that quarterly evaluations are aligned with how stockholders evaluate management with respect to stockholder value creation.

*Relative TSR Performance / Achievement.* Achievement with respect to relative TSR begins to accrue only if the Company's average relative TSR is above the 50th percentile of the S&P MidCap 400 Index, as set forth below, which the Compensation Committee believes is the appropriate level of performance to justify a payout under this metric.

| 3-Year Relative TSR Percentile | Achievement Percentage |
| --- | --- |
| Below 50th percentile of the S&P MidCap 400 Index | 0% |
| Between 50th and 75th percentile of the S&P MidCap 400 Index | 25% |
| Above 75th percentile of the S&P MidCap 400 Index | 50% |

The achievement percentage with respect to relative TSR performance is then added to the achievement percentage (if any) earned with respect to the ROIC improvement metric above to determine the total achievement percentage for this goal. Since the achievement percentage earned on ROIC improvement, including average performance and multi-year consistency, is capped at 150%, the total achievement percentage for this component of the long-term incentive plan is limited to 200%.

### Property and Equipment Utilization (Capital Efficiency) Goal

For the property and equipment utilization (i.e., capital efficiency) goal, which accounts for 15% of the number of PSUs that each NEO can earn, the Compensation Committee established a targeted 3-year average capital efficiency measurement.

*Rationale.* The Compensation Committee believes this capital efficiency metric is an appropriate complementary measure for overall ROIC. While improved ROIC targets efficient utilization of all of the Company's invested capital, this metric focuses on capital deployed over the 3-year performance period with respect to property and equipment. Capital efficiency is a metric focused on maximizing revenue generation against capital deployed with respect to the Company's sizeable fleet of vehicles, and measurement of performance with respect to this metric allows the Compensation Committee to evaluate whether investments made by the Company in fleet administration and technology are translating into higher utilization and reduced costs for the Company's fleet of vehicles. Additionally, an improvement in this metric also aligns with the Company's strategic objective to ensure efficient management of its decentralized operation. Given the size of the Company's investment in property and equipment, improved utilization also supports stockholder value creation.

**Calculation.** Capital efficiency for each year is calculated as year-end consolidated revenues, *divided by* total capital deployed, with total capital deployed consisting of gross capital expenditures during the applicable year, plus capitalization cost of all corporate-managed equipment leasing programs with an effective date within the applicable year. The calculation may include adjustments for items the Compensation Committee deems unforeseen or unusual, including but not limited to, results of acquisitions, change in accounting methods and the impact of foreign currency exchange rate fluctuations.

**Performance / Achievement.** A payout begins to accrue only if average capital efficiency is greater than a threshold amount, which corresponds to the capital efficiency included in the Company's 2021 capital budget, and with performance above the target amount representing a significant improvement with respect to historical capital efficiency. The Compensation Committee established the following performance/payout scale for the targeted improvement in capital efficiency (when attainment of the goal falls between the designated percentages in the table, the percentage of target incentive earned is determined by interpolation):

| Percentage Improvement of Capital Efficiency Over Threshold | Achievement Percentage |
| --- | --- |
| 0% | 0% |
| 1.1% | 50% |
| 2.1% | 100% |
| 12.1% | 150% |
| 23.0% or greater | 200% |

### Sustainability Goals – Fleet Management and Safety

For the sustainability goals included in the long-term incentive plan, the Compensation Committee targeted 3-year average performance in two metrics tied to usage of the Company's large fleet of vehicles, namely (i) idle time with respect to a portion of the fleet of vehicles and (ii) enhanced driver safety. Each of the goals accounts for 10% of the number of PSUs that each NEO can earn.

**Rationale.** The Compensation Committee believes that improvement with respect to these sustainability-based metrics supports the Company's strategic objectives by (i) incentivizing a reduction of costs associated with the Company's large fleet of vehicles (e.g., fuel and maintenance), as measured through a more refined capital efficiency calculation that evaluates detailed equipment utilization metrics, and (ii) reinforcing key operational and sustainability goals, namely a continued commitment to workforce safety and a reduction in carbon emissions from the Company's fleet of vehicles.

**Fleet Management - Idle-Time Calculation.** Idle time is calculated as total idle hours, *divided by* total engine hours. The total idle hours measurement includes all on-road vehicles on which the Company's fleet management technology is installed and is further defined as the total number of hours a vehicle is idling once ten minutes of idle time has elapsed, which allows for normal operational issues that require engine idling but includes all idle time once the ten-minute period has elapsed. The total engine hours measurement includes the number of hours a vehicle ignition is on, regardless of whether the vehicle is shown to be in motion. All calculations under this metric are computed based on data provided by the Company's fleet management technology.

**Composite Driver Safety Calculation.** Composite driver safety is calculated as total safety events, *divided by* total driving hours. The total safety events measurement includes all on-road vehicles on which the Company's fleet management technology is installed and is further defined to include certain specified driving events that could present higher risk. All calculations under this metric are computed based on data provided by the Company's fleet management technology.

***Performance / Achievement.*** The Compensation Committee determined that payouts would be accrued under these metrics based on how average idle time and average composite driver safety during the 3-year performance period compared to established baselines and whether there was an improvement in performance by the Company during the 3-year performance period. Baseline measurements for each metric were established based on Company performance data from 2020. After reviewing the baseline measurements, the Compensation Committee established threshold, target and maximum performance levels for each metric, which the Compensation Committee determined were appropriate after taking into account relevant industry mean data and given the significant improvement in performance that would be required to achieve the target and maximum performance levels. The Compensation Committee established the following performance/payout scale for the targeted performance with respect to these metrics (when attainment of the goal falls between the designated percentages in the table, the percentage of target incentive earned is determined by interpolation):

| 3-Year Average Idle Time Calculation | Achievement Percentage |
| --- | --- |
| 0.502 or higher | 0% |
| 0.478 | 75% |
| 0.468 | 100% |
| 0.430 or lower | 200% |

| 3-Year Composite Driver Safety Calculation | Achievement Percentage |
| --- | --- |
| 0.462 or higher | 0% |
| 0.440 | 75% |
| 0.431 | 100% |
| 0.396 or lower | 200% |

## RSU Component

The second component of the long-term incentive plan, which accounts for the remaining 30% or 40% of an NEO's Long-Term Target Incentive, consists of RSUs that vest in equal annual installments over the 3-year period following the date of grant (the "Long-Term RSU Component"), subject to the applicable NEO's continued service through each vesting date. Quanta also accrues for dividend equivalents on RSUs at the same time and at the same rate as dividends are paid on Quanta common stock; however, payment of dividend equivalents on shares underlying unvested RSUs is expressly prohibited until the RSUs vest, such that the declared dividend equivalents are subject to forfeiture. The Compensation Committee believes these time-based awards provide a concrete link between our NEOs' compensation and the creation of stockholder value and encourage retention of our NEOs. Under the 2021 long-term incentive plan, the Compensation Committee approved the following award amounts:

| Named Executive Officer | Long-Term RSU Component (Weighted %) | Target Long-Term RSU Component (Amount) | RSUs Granted[1] |
| --- | --- | --- | --- |
| Mr. Austin | 30% | $2,070,000 | 24,364 |
| Mr. Jensen | 40% | $ 747,780 | 8,801 |
| Mr. Gregory | 40% | $1,225,700 | 14,426 |
| Mr. Probst | 40% | $ 770,000 | 9,063 |
| Mr. Wayne | 40% | $ 509,850 | 6,001 |

[1] The number of RSUs granted is determined by dividing the dollar amount of the target Long-Term RSU Component by the average closing price of Quanta common stock for the twenty consecutive trading days immediately preceding the grant date.

# Results for the 3-Year Performance Period Ended December 31, 2021

In March 2022, the Compensation Committee certified the results of the PSUs granted under our 2019 long-term incentive plan (the "2019 PSUs"). The 2019 PSUs were subject to a 3-year performance period that ended December 31, 2021, and the number of PSUs that could have become earned and vested ranged from 0% to a maximum of 200% of the number of PSUs granted in 2019. For the 3-year performance period that ended December 31, 2021, the Compensation Committee established Company performance goals that were substantially the same as certain of the metrics utilized for the 2021 long-term incentive plan, namely (i) improvement of ROIC, combined with a relative TSR performance metric, and (ii) improved utilization of property and equipment (i.e., capital efficiency). Both goals had a 0% to 200% performance scale, with the ROIC goal accounting for 66% of the number of PSUs earned and the capital efficiency goal accounting for the remaining 34% of PSUs earned. With respect to the 2019 PSUs, the Compensation Committee did not adjust the target or maximum incentive amounts, performance criteria or performance measurements or payouts as a result of the COVID-19 pandemic.

### ROIC Improvement / Relative TSR Performance Goal

Similar to the 2021 long-term incentive plan, performance with respect to the ROIC improvement goal was measured based on both average ROIC during the 3-year performance period and consistent annual ROIC performance, and achievement with respect to relative TSR performance was measured based on the Company's performance relative to an established peer group, which was adjusted to account for mergers, acquisitions, dispositions and other extraordinary events, for each of the twelve quarters during the 3-year performance period.

With respect to this goal, the Compensation Committee determined the following.

- Average ROIC for the 3-year performance period was 9.90%, representing a 10.7% improvement over the threshold goal that represented actual ROIC for the year prior to the performance period and exceeding the maximum performance goal of 9.50%, which resulted in an achievement percentage of 150%.

- Each annual measurement of ROIC was above the threshold amount and was also greater than a 3.1% improvement over the threshold amount, which resulted in an additional achievement percentage of 75%.

- The Company's relative TSR for the 3-year performance period was between the 50th and 75th percentile, resulting in an additional achievement percentage of 61.2%.

- The combined achievement percentage for this goal was greater than 200%; however, the achievement was limited to 200% per the terms of the awards.

### Property and Equipment Utilization (Capital Efficiency) Goal

Performance with respect to the property and equipment utilization (i.e., capital efficiency) goal was measured by 3-year average capital efficiency, with payouts accruing only if the Company's average capital efficiency for the performance period was greater than the average of (i) the capital efficiency factor in the Company's 2019 budget and (ii) average capital efficiency for the two years immediately preceding the 3-year performance period. With respect to this goal, the Compensation Committee determined that capital efficiency during the 3-year performance period was 22.56%, representing a 14.6% improvement over the threshold goal and exceeding the maximum performance goal of 21.48%, which resulted in an achievement percentage of 200%.

### Overall Achievement Percentage and Performance Units Earned

The combined weighted percentage achievement and final number of earned and vested 2019 PSUs for each of our NEOs, which were paid to our NEOs in shares of Quanta common stock after completion of the performance period ended December 31, 2021, are as follows:

| Named Executive Officer | PSUs Granted in 2019 (Target Amount) | Combined Weighted Percentage Achievement | Total PSUs Earned & Vested |
|---|---|---|---|
| Mr. Austin | 129,738 | 200% | 259,476 |
| Mr. Jensen | 30,581 | 200% | 61,162 |
| Mr. Gregory | 50,126 | 200% | 100,252 |
| Mr. Probst | 16,849 | 200% | 33,698 |
| Mr. Wayne | 20,850 | 200% | 41,700 |

# Executive Officer Transition Matters

In consideration of the additional responsibilities associated with Mr. Probst's role as President – Electric Power, the Compensation Committee approved a grant of an equity award to Mr. Probst on March 3, 2021, consisting of the number of RSUs equal to the number of shares of Quanta common stock having a fair market value equal to $750,000 (with the actual number of RSUs granted determined by dividing this dollar amount by the average closing price of Quanta common stock for the twenty consecutive trading days immediately preceding the date of grant). The RSUs vest in equal annual installments over a 3-year period following the date of grant, subject to continued service and the terms of the applicable award agreement. Additionally, effective January 26, 2022, Mr. Probst was appointed Chief Operating Officer of Quanta, and in connection with this appointment the Compensation Committee adjusted his compensation, increasing his annual base salary to $800,000, annual cash incentive target to 110% of his annual base salary and long-term equity incentive target to 350% of his annual base salary, and applied his new target bonus opportunity under the 2021 annual incentive plan.

## Other Compensation and Benefits

We have provided all of our NEOs with an annual executive physical examination program, identity theft protection and monitoring services, and a $25,000 annual allowance that may be used for certain pre-approved perquisites, including tax planning, financial services or club membership dues, as well as any other perquisites that may be approved by the Compensation Committee. Additionally, the Company provided the Chief Executive Officer with personal use of corporate aircraft for air travel, subject to an annual incremental cost limit, without any tax gross-up or reimbursement and, with respect to Mr. Probst, an annual automobile allowance. The dollar value of the perquisites provided to our NEOs are set forth below in the 2021 All Other Compensation Table.

The Compensation Committee believes that this annual perquisite package is reasonable and provides additional compensation to our NEOs that (i) enhances the competitiveness of our executive compensation program (allowance for club membership dues), (ii) increases their productivity and availability (professional assistance with tax and financial planning, Chief Executive Officer corporate aircraft usage) so they can focus on managing the Company's business, and (iii) helps maintain their safety (identity theft protection and monitoring) and health (annual physical examinations). The Compensation Committee reviews the Company's perquisites policy on a regular basis to consider whether, and to what extent, it may be appropriate to revise the treatment of or limit or discontinue particular perquisites.

Our NEOs also receive matching contributions from Quanta to their 401(k) accounts, consistent with all other employees participating in Quanta's 401(k) plan. Quanta matches 100% of an NEO's pre-tax contributions up to the first 3% of such NEO's base salary. Thereafter, Quanta matches 50% of an NEO's pre-tax contributions up to the next 3% of such NEO's base salary. All matching contributions are subject to certain limits as determined by law.

## Deferred Compensation Plan

Under a nonqualified deferred compensation plan maintained by Quanta, certain employees, including the NEOs, are permitted to voluntarily defer receipt of up to 75% of base salary and up to 100% of other cash compensation and/or settlement of RSUs. Quanta also makes certain matching contributions under the plan. For additional information on these contributions, see *Executive Compensation – Nonqualified Deferred Compensation in 2021*. Quanta believes that providing such a plan that allows and encourages planning for retirement and is a key factor in our ability to attract and retain key personnel. During 2021, Messrs. Austin, Jensen and Wayne elected to defer a portion of their base salary and/or annual incentive plan award. During 2021, Quanta made matching contributions (as set forth in the 2021 Nonqualified Deferred Compensation Table), but no discretionary contributions, to participant accounts in the nonqualified deferred compensation plan.

# Stock Ownership Guidelines

Our Governance and Nominating Committee has established minimum stock ownership guidelines for executive officers, with the goal of promoting equity ownership and aligning our executive officers' interests with our stockholders. The ownership guidelines are currently established at the following minimum levels:

| Position | Guideline |
|---|---|
| Chief Executive Officer | 5 x base salary |
| Chief Operating Officer | 4 x base salary |
| Chief Financial Officer<br>Chief Strategy Officer<br>Chief Corporate Development Officer<br>General Counsel | 3 x base salary |
| Other Executive Officers | 1 x base salary |

The dollar value obtained based on the applicable executive officer's base salary (using the formula described in the table above) is divided by the average closing price of Quanta common stock during the immediately preceding 12 months as reported by the NYSE to calculate the number of shares required to be held by each executive officer. For purposes of determining compliance, the number of shares of Quanta common stock that an individual is expected to own is calculated as of December 31st of each year, using the individual's then current base salary and the stock ownership multiple applicable to such executive officer as of such date. Once calculated, the number of shares that an individual is expected to own remains in effect, regardless of intervening compensation increases, promotions or stock price fluctuations, until December 31st of the following year, at which time a new calculation and compliance assessment will be made. Once an individual is determined to be in compliance with the ownership guidelines as of the annual assessment date, the individual is deemed to remain in compliance as long as he maintains ownership of at least the same number of shares required as of the previous annual assessment date.

Each executive officer is expected to attain the applicable stock ownership under the guidelines within five years following the later of (i) the first annual assessment with respect to such individual or (ii) the first annual compliance assessment at which a higher stock ownership multiple becomes applicable to such individual. The five-year phase-in period is intended to permit gradual accumulation of the required ownership and ratable forward progress is expected during the period. Under the guidelines, shares held by a person or entity related to or controlled by the executive officer, as well as unvested RSUs and vested equity awards deposited into a deferred compensation arrangement, are included in the calculation of such individual's ownership. However, unvested and unearned PSUs are not included in the calculation of such individual's ownership.

As of December 31, 2021, all of our executive officers were in compliance with the requirements of our stock ownership guidelines, either by exceeding the prescribed ownership level or making ratable progress toward the prescribed ownership level within the five-year accumulation period. Specifically, all of the NEOs and Ms. Upperman exceeded the prescribed ownership level, and Ms. Desai and Mr. Nobel, who were appointed as executive officers of Quanta in 2020 and 2021, respectively, were making ratable progress toward the prescribed ownership level within their applicable accumulation periods.

# Pledging, Hedging and Other Transactions in Quanta Securities

Our insider trading policy (among other things) prohibits directors and executive officers of Quanta from pledging Quanta securities as collateral for a loan unless the individual provides reasonable assurance of the financial capacity to repay the loan without resorting to the pledged securities and obtains pre-clearance of the pledge by a management committee or the Governance and Nominating Committee of the Board. Transactions by directors and executive officers in Quanta's securities involving short sales, puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited. Directors and executive officers are also prohibited from entering into hedging, monetization transactions or similar arrangements involving Quanta securities, such as prepaid variable forwards, forward sale contracts, equity swaps, collars, zero-cost collars and other derivative transactions. We believe these prohibitions ensure that levels of stock ownership in accordance with our stock ownership guidelines are effective in aligning each individual's interests with those of our stockholders.

# Clawback Policy

Quanta has adopted a standalone clawback policy that permits the Board (or an appropriate Board committee) to recover bonus, incentive or equity-based incentive compensation from executive officers and certain other key employees of Quanta and its subsidiaries. In order for compensation to be recoverable, the following conditions must be satisfied:

- the individual must have engaged in or benefited from intentional or unlawful misconduct that materially contributed to a restatement of the Company's financial statements due to material non-compliance with any financial reporting requirements under federal securities laws (other than a change in financial accounting rules);
- as a result of the restatement, a performance measure or target that was a material factor in determining the amount of compensation previously earned was restated; and
- the Board (or an appropriate Board committee) determines, in its discretion, that a lower amount of compensation would have been paid based on the restated financial results.

In making a determination, the Board (or an appropriate Board committee) may take into account such other considerations it deems appropriate, including, among other things, the likelihood of success in seeking reimbursement or forfeiture and whether the expense of seeking the reimbursement or forfeiture is likely to exceed the amount recovered, and the determinations of the Board (or an appropriate Board committee) need not be uniform with respect to all individuals covered by the policy. The policy applies to all compensation paid after adoption of the policy and during the three-year period prior to disclosure of a restatement; however, it does not apply with respect to a restatement following a change in control (as defined in the applicable equity incentive plan).

Clawback provisions are also incorporated in our 2021 and prior-year annual and long-term incentive plans, which permit the Compensation Committee to recover certain incentive compensation from certain executive officers and other key employees to the extent necessary to comply with the requirements of applicable law, the rules and regulations of the SEC, applicable stock exchange listing standards, or the Company's clawback policy, as amended from time to time, or to the extent deemed appropriate by the Board or any committee thereof, upon its determination that the recipient has violated applicable restrictive covenants.

# Employment Agreements

Quanta is currently a party to employment agreements with all of its NEOs (each an "Employment Agreement"). Under the terms of our Employment Agreements, the applicable executive is entitled to payments and benefits upon the occurrence of specified events, including termination of employment and/or a change in control of Quanta. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, are described in *Executive Compensation.* The termination provisions of the employment agreements provide these individuals with a fixed amount of compensation upon termination as an inducement to offset the potential risk of leaving their prior employer or foregoing other opportunities in order to join or maintain employment with us. At the time of entering into these agreements, the Compensation Committee considered our aggregate potential obligations in the context of the desirability of hiring or maintaining the employment of the individual and the expected compensation upon joining or maintaining employment with us. The Employment Agreements do not contain excise tax gross-up provisions.

# Indemnification Agreements

We have indemnification agreements with each of our directors and executive officers, in part to enable us to attract and retain qualified directors and executive officers. These agreements require us, among other things, to indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses for proceedings for which they may be indemnified (and in responding to discovery requests for any covered proceeding), and to cover such person under any directors' and officers' liability insurance policy that we may maintain from time to time. These agreements are intended to provide indemnification rights to the fullest extent permitted under applicable Delaware law and are in addition to any other rights our directors and executive officers may have under our certificate of incorporation and bylaws and applicable law.

# Risk Considerations in Our Compensation Program

The Compensation Committee has discussed the concept of risk as it relates to our compensation program for 2021 and does not believe our compensation program encourages excessive or inappropriate risk taking for the following reasons:

- The Compensation Committee structures executive compensation at the senior leadership level to consist of both fixed and variable compensation. The base salaries of senior leadership are typically set at market levels and are designed to provide a steady income so that senior leadership does not feel pressured to focus exclusively on stock price performance to the detriment of other important business metrics. The variable portions of compensation are generally designed to reward both short-term and long-term performance as measured under several financial and operational performance metrics that support the Company's strategic objectives. Additionally, RSUs generally vest over three years in equal annual installments, which the Compensation Committee believes promotes retention and encourages senior leadership to focus on sustained stock appreciation. The Compensation Committee believes that the variable elements of compensation are a sufficient percentage (generally at or more than 60%) of overall compensation to motivate superior short-term and long-term corporate results, while the fixed element is also sufficient such that senior leadership is not encouraged to take unnecessary or excessive risks in doing so.

- The Compensation Committee believes the financial and operational performance measures for determining cash payouts or equity earned under our incentive plans are aligned with Quanta's short-term and long-term operating and strategic plans and promote corporate responsibility and the long-term sustainability of the Company by advancing the interests of Quanta's stakeholders, including its stockholders, employees and customers. The Compensation Committee also believes the targets for those measures are set at challenging, but appropriate, levels that do not encourage unnecessary or excessive risk taking.

- The Compensation Committee believes that the usage of complementary financial performance metrics, including AIP Adjusted EBITDA and AIP Adjusted EBITDA margin, prevents management from focusing on the generation of revenues at the expense of profit. The Compensation Committee also believes that the complementary metrics of capital efficiency and ROIC incentivize management to achieve operational improvements that decrease the amount of capital required to support revenue growth.

- The Board has adopted stock ownership guidelines for our executive officers, which the Compensation Committee believes provide a considerable incentive for management to consider Quanta's long-term interests because a meaningful portion of their personal investment portfolio consists of Quanta common stock.

- The Board has adopted a prohibition on hedging the economic risk of ownership of Quanta common stock applicable to our directors, executive officers and certain employees, reinforcing the alignment of their long-term interests with those of our stockholders.

- Compensation at the corporate management, corporate staff and operating company management levels also consists of both fixed and variable compensation. The fixed or base salary portion of compensation is typically set at competitive market levels. The variable portions of compensation are generally designed to reward employees based on Company performance and align with the Company performance metrics utilized for executive compensation. For example, with respect to corporate management, annual cash incentive plan awards are based on the same financial performance goals applicable to executive compensation, and long-term equity incentive awards are based on a number of factors, including individual responsibilities and roles as determined by senior leadership and, in certain cases, financial performance measures. With respect to operating company management, annual cash incentive plan awards are based on financial performance of the applicable operating company, and long-term equity incentive compensation is based on both financial and safety performance. Overall, these programs are structured to help ensure that compensation incentives throughout the organization are aligned. Additionally, equity awards under these plans generally vest in three equal annual installments to promote retention and align interests throughout Quanta's decentralized structure.

- The Compensation Committee retains sole discretion to adjust incentive awards or targets in order to align payouts and potential payouts with performance.

- Individual awards are capped under our incentive plans, which the Compensation Committee believes mitigates excessive risk taking. Therefore, even if the Company dramatically exceeds its performance goals, awards are limited.

- Quanta maintains internal controls over the measurement and calculation of performance goals, which are designed to prevent manipulation. In addition, all employees are required to comply with our Code of Conduct, which covers, among other things, accuracy of books and records.

- Quanta has adopted a standalone clawback policy and has included clawback provisions under each of its incentive plans, which provide for recovery of certain incentive compensation from officers and key employees of Quanta and its subsidiaries in certain circumstances, as set forth in further detail in *Clawback Policy* above.

# Compensation Process

## Role of Compensation Consultant

The Compensation Committee Charter grants to the Compensation Committee the authority to retain, at Quanta's expense, compensation consultants, outside legal counsel and other advisors, and to approve their fees. These advisors report directly to the Compensation Committee. During 2021, the Compensation Committee independently retained Frederick W. Cook & Co., Inc. ("FW Cook") to examine our executive compensation program and pay practices and the competitiveness of our executive compensation program relative to public company peer group data. For 2021, the Compensation Committee approved the following companies, which we refer to as our "peer group," for the purpose of obtaining competitive data for the benchmarking study referenced above:

| | | | |
|---|---|---|---|
| AECOM | EMCOR Group, Inc. | Jacobs Engineering Group Inc. | Parker-Hannifin Corporation |
| Corning Incorporated | Flowserve Corporation | KBR, Inc. | Textron Inc. |
| Dover Corporation | Fluor Corporation | Leidos Holdings, Inc. | Tutor Perini Corporation |
| Dycom Industries, Inc. | Granite Construction Incorporated | MasTec, Inc. | Westinghouse Air Brake Technologies Corporation |

These companies were chosen based on (i) market competition, including companies that compete with Quanta for customers, executive talent and investors; (ii) organization size, with financial characteristics such as revenues or market capitalization similar to those of Quanta; and (iii) industry, including companies in the heavy construction industry and companies that serve pipeline, industrial, communications or power transmission companies. Certain changes were made to the peer group approved during 2021 as compared to the prior peer group utilized in prior years. Specifically, the Compensation Committee determined that (i) certain companies more singularly focused on the oil and gas industry should be excluded from the current peer group based on the composition of Quanta's current base business and the continued expansion of Quanta's service lines and (ii) certain companies (namely, Corning Incorporated, Textron Inc., and Westinghouse Air Brake Technologies Corporation) should be included in the current peer group based on their alignment with Quanta based on organization size and financial characteristics. The Compensation Committee may periodically update the companies in future compensation studies as a result of mergers, acquisitions, new publicly traded companies and other changes, using the criteria outlined above.

Compensation studies assist the Compensation Committee in establishing the overall compensation practices that are consistent with our philosophy and guiding principles on executive compensation. Although these studies provide important data, the

Compensation Committee uses such studies only as a point of reference and not as a determinative factor for structuring and determining the amount of our NEOs' compensation. The Compensation Committee also exercises discretion in its use of these studies, and the studies do not supplant the significance of individual and Company performance that the Compensation Committee considers when making compensation decisions.

The Compensation Committee has assessed the independence of FW Cook pursuant to the rules prescribed by the SEC and has concluded that no conflict of interest existed in 2021 or currently exists that would prevent FW Cook from serving as an independent consultant to the Compensation Committee.

## Management's Role in the Compensation-Setting Process

Our Chief Executive Officer plays an important role in setting the compensation of our NEOs (other than himself). Our Chief Executive Officer, after taking into account input from other members of management, makes recommendations to the Compensation Committee, but the Compensation Committee has final authority and complete discretion in ultimately determining and setting NEO compensation plans, goals, incentive targets, salaries and cash and equity incentive awards.

At the beginning of each fiscal year, our Chief Executive Officer meets with the Compensation Committee to propose Quanta's overall financial and operational performance targets for the incentive plans for the current annual and long-term performance periods. The Compensation Committee reviews these performance targets, considering the appropriate range for potential payment and other factors, and adjusts them as it deems appropriate. The Compensation Committee then approves the performance targets for the current fiscal year's incentive plans.

Following the end of the fiscal year, the Compensation Committee evaluates financial and operational performance relative to the approved performance targets to determine the payouts under our incentive plans, including the prior fiscal year's incentive plans and any earned and vested awards associated with performance periods completed during the prior fiscal year. At the request of the Compensation Committee, our Chief Executive Officer and certain other members of management also participate in the Compensation Committee's review and provide detailed reports on, among other things, actual performance relative to Company performance targets. These reports also include the elements of the targeted compensation so that the Compensation Committee may analyze each compensation element included in the compensation mix and the total amount of targeted compensation for each NEO. The Compensation Committee considers these evaluations in determining payouts to be made, if any, under the incentive plans.

## Equity Award Grant Practices

The Compensation Committee meets during the first few months of each fiscal year to, among other things, grant equity awards, including equity awards to our NEOs. The timing of this meeting allows the Compensation Committee to review complete financial results for the prior fiscal year when evaluating Company performance. The Compensation Committee may, in its discretion, also grant awards throughout the year, including in connection with the hiring of a new executive officer or the promotion of an employee to an executive officer position.

During 2021, the Compensation Committee granted PSUs and RSUs to the NEOs, all of which were granted under the 2019 Omnibus Plan and are set forth below in the 2021 Grants of Plan-Based Awards Table. Generally, the number of RSUs and PSUs we grant is determined by dividing the aggregate dollar amount intended to be awarded by the average closing price of Quanta common stock for the twenty consecutive trading days immediately preceding the date of grant. RSUs and PSUs are generally settled in Quanta common stock upon vesting. It is not the intention of the Compensation Committee to time the granting of any awards under our incentive plans, including those made to newly hired or newly promoted executive officers, with the release of any material, non-public information.

# Impact of Regulatory Requirements on Our Executive Compensation Decisions

*Section 162(m).* Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") ("Section 162(m)"), limits the annual tax deduction for compensation in excess of $1 million paid by a publicly held company to "covered employees," which generally includes all named executive officers. Although the deductibility of compensation may be considered by the Compensation

Committee when making compensation decisions, the Compensation Committee approves and awards compensation that might not be fully tax deductible by the Company if it believes doing so is otherwise in the best interest of Quanta and its stockholders.

*Section 409A*. The Compensation Committee takes into account whether components of the compensation for our executive officers will be adversely impacted by the penalty tax imposed by Section 409A of the Code, and aims to structure these components to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

"*Golden Parachute" Payments*. Sections 280G and 4999 of the Code provide that certain executive officers and other service providers who are highly compensated or hold significant equity interests may be subject to an excise tax if they receive payments or benefits in connection with a change in control of the Company that exceeds certain prescribed limits, and that we, or a successor, may forfeit a tax deduction on the amounts subject to this additional tax. While the Compensation Committee may take the potential forfeiture of such tax deduction into account when making compensation decisions, it will award compensation that it determines to be consistent with the goals of our executive compensation program even if such compensation is not deductible by us. We do not provide any tax gross-ups to cover excise taxes under Section 4999 in connection with a change in control.

*Accounting for Share-Based Compensation*. We follow Financial Accounting Standard Board Accounting Standards Codification Topic 718, ("ASC Topic 718"), for our share-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including RSUs and PSUs, based on the grant date fair value of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our NEOs may never realize any value from their awards.

# Conclusion

We believe our total executive compensation program is designed to pay for performance. It aligns the interests of our executive officers with those of our stockholders and provides executive officers with the necessary motivation to maximize the long-term operational and financial performance of Quanta, while using sound financial controls and high standards of integrity. We also believe that total compensation for each executive officer should be, and is, commensurate with the execution of specified short- and long-term operational, financial and strategic objectives. We believe that the quality of our executive compensation program will continue to be reflected in positive long-term operational, financial and stock-price performance.

# EXECUTIVE COMPENSATION

## 2021 Compensation Tables

### 2021 Summary Compensation Table

The following table sets forth the compensation paid or accrued by Quanta in the last three fiscal years to our NEOs:

| Name and Current Principal Position(s) | Year | Salary ($) | Stock Awards | | | Non-Equity Incentive Plan Compensation[4] ($) | All Other Compensation[5] ($) | Total[6] ($) |
| | | | PSUs[1] ($) | RSUs[2] ($) | Total[3] ($) | | | |
|---|---|---|---|---|---|---|---|---|
| **Earl C. (Duke) Austin, Jr.** President & Chief Executive Officer | 2021 | 1,150,000 | 5,136,966 | 2,033,907 | 7,170,873 | 2,384,813 | 261,531 | 10,967,217 |
| | 2020 | 1,150,000 | 5,100,054 | 1,991,554 | 7,091,608 | 1,389,631 | 171,666 | 9,802,905 |
| | 2019 | 1,137,504 | 5,208,981 | 1,956,634 | 7,165,615 | 1,725,000 | 219,813 | 10,247,932 |
| **Derrick A. Jensen** Chief Financial Officer | 2021 | 679,800 | 1,192,933 | 734,707 | 1,927,640 | 1,240,567 | 123,787 | 3,971,794 |
| | 2020 | 679,800 | 1,184,371 | 719,421 | 1,903,792 | 722,879 | 74,649 | 3,381,120 |
| | 2019 | 674,851 | 1,227,827 | 717,419 | 1,945,246 | 897,336 | 92,300 | 3,609,733 |
| **Paul C. Gregory** Chief Strategy Officer | 2021 | 875,500 | 1,955,390 | 1,204,282 | 3,159,672 | 1,597,700 | 43,280 | 5,676,152 |
| | 2020 | 875,500 | 1,941,339 | 1,179,238 | 3,120,577 | 930,980 | 68,307 | 4,995,364 |
| | 2019 | 869,128 | 2,012,559 | 1,175,944 | 3,188,503 | 1,155,660 | 40,038 | 5,253,329 |
| **Redgie Probst** Chief Operating Officer | 2021 | 687,500 | 1,228,354 | 1,547,395 | 2,775,749 | 1,459,920 | 26,630 | 4,949,799 |
| | 2020 | 637,500 | 926,554 | 1,073,587 | 2,000,141 | 628,355 | 31,551 | 3,297,547 |
| | 2019 | 575,000 | 676,487 | 700,567 | 1,377,054 | 720,000 | 30,888 | 2,702,942 |
| **Donald C. Wayne** Executive Vice President & General Counsel | 2021 | 566,500 | 813,330 | 500,963 | 1,314,293 | 845,841 | 88,075 | 2,814,709 |
| | 2020 | 566,500 | 807,529 | 490,520 | 1,298,049 | 492,872 | 65,085 | 2,422,506 |
| | 2019 | 562,376 | 837,128 | 489,141 | 1,326,269 | 611,820 | 77,269 | 2,577,734 |

[1] The amounts shown reflect the aggregate grant date fair value of PSUs granted during the fiscal years ended December 31, 2021, 2020 and 2019, calculated in accordance with FASB ASC Topic 718. The grant date fair value is based on the closing price of Quanta common stock on the date of grant for the portion of awards based on performance conditions and on a Monte Carlo valuation for the portion of awards based on TSR, as further described in Note 14 to the Company's consolidated financial statements in its 2021 Annual Report on Form 10-K. Grant date fair value of PSUs was based on probable achievement of the applicable performance goals, and the value ultimately realized by the NEO upon actual vesting of the awards may or may not be equal to this determined value. PSUs generally vest upon completion of a 3-year performance period (subject to continued service), with the amount that vests based on the achievement of certain company performance conditions and TSR as compared to the S&P MidCap 400 Index. The final amount of earned PSUs can range from 0% to a maximum of 200% (assuming the highest level of performance) of the target amount of unearned PSUs that were granted, and upon settlement, shares of Quanta common stock are issued for each earned PSU. With respect to the PSUs awarded during fiscal year 2021, the grant date fair value, assuming the highest level of company performance conditions were to be achieved, would be as follows: for Mr. Austin, $8,340,464; for Mr. Jensen, $1,936,865; for Mr. Gregory, $3,174,804; for Mr. Probst, $1,994,376; and for Mr. Wayne, $1,320,537. PSU award agreements give holders the right to receive dividend equivalent payments equal to any dividends paid on Quanta common stock, payable at settlement of any earned PSUs. PSUs are described in further detail in *Compensation Discussion & Analysis – Executive Compensation Decisions for 2021 – Long-Term Incentive Plan*.

[2] The amounts shown reflect the aggregate grant date fair value of RSUs granted during the fiscal years ended December 31, 2021, 2020 and 2019, calculated in accordance with FASB ASC Topic 718. The grant date fair value is based on the closing price of Quanta common stock on the date of grant, as further described in Note 14 to the Company's consolidated financial statements in its 2021 Annual Report on Form 10-K. The value ultimately realized by the NEO upon the actual vesting of the awards may or may not be equal to this determined value. For all NEOs, the amounts for fiscal year 2021 reflect annual RSUs granted under the 2021 long-term incentive plan, except that with respect to Mr. Probst, the amount includes a one-time award of RSUs granted in consideration of the additional responsibilities he assumed in the transition to an executive officer role. The RSUs granted vest over three years in equal installments commencing in the year following the grant date year, assuming the NEO continues to meet the requirements for vesting. Award agreements for RSUs awarded in fiscal year 2021 give holders the right to receive dividend equivalent payments equal to any dividends paid on Quanta common stock, payable upon vesting and subject to forfeiture. For further discussion of these equity-based awards, please read *Compensation Discussion & Analysis – Executive Compensation Decisions for 2021 – Long-Term Incentive Plan*.

[3] The amounts shown reflect the total of the previous two columns – PSUs and RSUs. Equity-based incentive awards for 2021 and 2020 were made pursuant to the 2019 Omnibus Plan, and equity-based incentive awards for 2019 were made pursuant to the Quanta Services, Inc. 2011 Omnibus Equity Incentive Plan (the "2011 Omnibus Plan").

(4) The amounts shown for 2021 represent the dollar value of cash incentive awards earned under Quanta's 2021 annual incentive plan. For further details regarding such plan, see *Compensation Discussion & Analysis – Executive Compensation Decisions for 2021 – Annual Incentive Plan.* The cash incentives reflected in the table were earned during the years indicated but were paid in the first quarter of the following year.

(5) The amounts reflected for fiscal year 2021 are identified in the 2021 All Other Compensation Table below. For additional detail on the perquisites provided to Quanta's executive officers, see *Compensation Discussion & Analysis – Executive Compensation Decisions for 2021 – Other Compensation and Benefits.*

6) The amounts shown reflect the sum of the following columns: Salary, Stock Awards – Total, Non-Equity Incentive Plan Compensation, and All Other Compensation.

# 2021 All Other Compensation Table

| Name | 401(k) Matching Contribution[a] ($) | Perquisites Policy Items/ Corporate Aircraft Usage[b] ($) | Company Contributions to NQDC Plan[c] ($) | Other[d] ($) | Total ($) |
|---|---|---|---|---|---|
| Mr. Austin | 13,050 | 202,918 | 43,125 | 2,438 | 261,531 |
| Mr. Jensen | 13,050 | 35,607 | 72,692 | 2,438 | 123,787 |
| Mr. Gregory | 13,050 | 29,942 | – | 288 | 43,280 |
| Mr. Probst | 13,050 | – | – | 13,580 | 26,630 |
| Mr. Wayne | 13,050 | 24,906 | 49,831 | 288 | 88,075 |

(a) Represents Quanta's matching contributions to the NEO's 401(k) account.

(b) Represents the following: (i) for Mr. Austin, $177,918 for personal usage of corporate aircraft, reimbursement of $14,115 for club membership dues and $10,885 for tax planning and financial services; (ii) for Mr. Jensen, personal usage of corporate aircraft; (iii) for Mr. Gregory, $25,000 reimbursement for club membership dues and $4,942 for personal usage of corporate aircraft; and (iv) for Mr. Wayne, reimbursement of $12,016 for club membership dues and $12,890 for tax planning and financial services. The incremental cost to the Company for personal use of corporate aircraft is generally calculated based on hourly direct operating cost for the aircraft using industry standard measurements of costs for, among other things, fuel, catering, telecommunications, maintenance, landing and hangar fees, flight plans and permits, and crew. The hourly incremental cost is then allocated based on the amount of aircraft time required for the personal use. We own and operate our aircraft primarily for business use; therefore, we do not include purchase costs or other fixed costs associated with the ownership or operation of our aircraft in the direct operating cost. Additionally, family members of NEOs occasionally fly on Quanta's corporate aircraft when it is flying to a destination for a business purpose. In those cases, there is no incremental cost to Quanta, and as a result, no amount is reflected in the table.

(c) Represents Quanta's matching contributions under the nonqualified deferred compensation plan that would have been allocated to the NEO's 401(k) plan account, but for applicable limits under the Internal Revenue Code. For additional information on these contributions by Quanta, see *Compensation Discussion & Analysis – Executive Compensation Decisions for 2021 – Deferred Compensation Plan.*

(d) Represents the following: (i) for all NEOs, payment of $288 for identity theft protection and monitoring services, (ii) for Messrs. Austin and Jensen, reimbursement of $2,150 each for physical examinations under Quanta's executive physical program; and (iii) for Mr. Probst, $13,292 for a vehicle allowance.

# 2021 Grants of Plan-Based Awards Table

The following table sets forth information concerning annual cash incentive awards for 2021 and equity-based incentive awards granted during 2021 to each of the NEOs under Quanta's non-equity and equity incentive plans. Equity-based incentive awards were granted pursuant to the terms of the 2019 Omnibus Plan.

| Name | Grant Date | Incentive Plan | Grant Type[1] | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[3] | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards[4] ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | |
| Mr. Austin | – | 2021 AIP | – | – | 1,437,500 | 2,875,000 | – | – | – | – | – |
| | 3/25/21 | 2021 LTIP | PSU | – | – | – | – | 56,850 | 113,700 | – | 5,136,966 |
| | 3/25/21 | 2021 LTIP | RSU | – | – | – | – | – | – | 24,364[5] | 2,033,907 |
| Mr. Jensen | – | 2021 AIP | – | – | 747,780 | 1,495,560 | – | – | – | – | – |
| | 3/25/21 | 2021 LTIP | PSU | – | – | – | – | 13,202 | 26,404 | – | 1,192,933 |
| | 3/25/21 | 2021 LTIP | RSU | – | – | – | – | – | – | 8,801[5] | 734,707 |
| Mr. Gregory | – | 2021 AIP | – | – | 963,050 | 1,926,100 | – | – | – | – | – |
| | 3/25/21 | 2021 LTIP | PSU | – | – | – | – | 21,640 | 43,280 | – | 1,955,390 |
| | 3/25/21 | 2021 LTIP | RSU | – | – | – | – | – | – | 14,426[5] | 1,204,282 |
| Mr. Probst | – | 2021 AIP | – | – | 880,000 | 1,760,000 | – | – | – | – | – |
| | 3/25/21 | 2021 LTIP | PSU | – | – | – | – | 13,594 | 27,188 | – | 1,228,354 |
| | 3/25/21 | 2021 LTIP | RSU | – | – | – | – | – | – | 9,063[5] | 756,579 |
| | 3/3/21 | — | RSU | – | – | – | – | – | – | 9,559[6] | 790,816 |
| Mr. Wayne | – | 2021 AIP | – | – | 509,850 | 1,019,700 | – | – | – | – | – |
| | 3/25/21 | 2021 LTIP | PSU | – | – | – | – | 9,001 | 18,002 | – | 813,330 |
| | 3/25/21 | 2021 LTIP | RSU | – | – | – | – | – | – | 6,001[5] | 500,963 |

[1] Types of equity awards include RSUs and PSUs.

[2] The amounts shown in the "2021 AIP" rows represent target and maximum awards that could be earned by the NEOs under the 2021 annual incentive plan based on base salary rates. There is no threshold award amount applicable to the 2021 annual incentive plan. For further details regarding this plan, see *Compensation Discussion & Analysis – Executive Compensation Decisions for 2021 – Annual Incentive Plan*. Actual payouts under the 2021 annual incentive plan were finally determined in March 2022 and are reflected in the *Non-Equity Incentive Plan Compensation* column of the 2021 Summary Compensation Table.

[3] The amounts shown represent the number of shares of Quanta common stock that could be earned with respect to PSUs granted under the 2021 long-term incentive plan. The number of PSUs that will become earned and vest, and the resulting number of shares of Quanta common stock to be issued, will be determined as soon as administratively practicable after completion of the 3-year performance period ending December 31, 2023, and the number of shares can range from 0% to a maximum of 200% of the target number. PSU award agreements give holders the right to receive dividend equivalent payments equal to any dividends paid on Quanta common stock, payable at settlement of any earned PSUs. PSUs are described in further detail under *Compensation Discussion & Analysis – Executive Compensation Decisions for 2021 – Long-Term Incentive Plan*.

[4] The amounts shown reflect the aggregate grant date fair value of RSUs or PSUs granted during the fiscal year ended December 31, 2021 to the NEOs calculated in accordance with FASB ASC Topic 718, as further described in Note 14 to the Company's consolidated financial statements in its 2021 Annual Report on Form 10-K and footnotes (1) and (2) to the 2021 Summary Compensation Table. The value ultimately realized by the NEO upon the actual vesting of the RSU and PSU awards may not be equal to this determined value.

[5] The amounts shown represent the number of RSUs that were granted under the 2021 long-term incentive plan. The RSUs awarded vest over three years in equal annual installments, assuming the NEO continues to meet the requirements for vesting, and the initial vesting occurred in the first quarter of 2022. RSU award agreements give holders the right to receive dividend equivalent payments equal to any dividends paid on Quanta common stock, payable at vesting of the RSUs. For further details regarding the 2021 long-term incentive plan and its components, see *Compensation Discussion and Analysis – Executive Compensation Decisions for 2021 – Long-Term Incentive Plan*.

[6] The amount shown represents the number of additional RSUs that were granted to Mr. Probst in fiscal year 2021. The RSUs vest in three equal installments, assuming Mr. Probst continues to meet the vesting requirements, and the initial vesting occurred in the first quarter of 2022.

# Narrative to 2021 Summary Compensation Table and 2021 Grants of Plan-Based Awards Table

Quanta is a party to Employment Agreements with each of its NEOs. The Employment Agreements have an initial term of two years (or three years with respect to Mr. Gregory) that will subsequently renew automatically at the expiration of the initial term for successive one-year terms unless Quanta or the NEO provides at least six months' prior written notice of non-renewal (or three months' prior written notice with respect to Mr. Gregory). Under the Employment Agreements, the NEOs are eligible to receive base salary, as well as cash incentive compensation and benefits, and may be entitled to participate in any other incentive, savings or retirement plans, policies and arrangements that are provided generally to our other executive officers.

The Employment Agreements also contain non-competition covenants restricting the ability of the NEOs to compete with Quanta during the term of their employment and for a period of two years thereafter, and prohibiting them from disclosing confidential information and trade secrets. If Quanta notifies an NEO that it will not renew his Employment Agreement and he remains employed through the end of the employment term (or, for Mr. Gregory, if he is terminated without cause or resigns for good reason), the covenants restricting competition and solicitation of customers and employees apply for a reduced period of one year following the notice of non-renewal. Additionally, as described further in *Potential Payments Upon Termination or Change in Control,* under the terms of the Employment Agreements, each NEO is entitled to payments and benefits upon the occurrence of specified events, including termination of employment or a change in control of Quanta.

# Outstanding Equity Awards at 2021 Fiscal Year-End

The following table reflects RSUs classified as unvested as of December 31, 2021 and unearned/unvested PSUs with performance periods ending subsequent to December 31, 2021 for each of the NEOs. The table assumes a market value of $114.66 per share, the closing price of Quanta common stock on December 31, 2021.

| Name | Stock Awards | | | |
| --- | --- | --- | --- | --- |
| | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested[1] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units Or Other Rights That Have Not Vested[3] ($) |
| Mr. Austin | 18,535[4] | 2,125,223 | | |
| | 42,163[5] | 4,834,410 | | |
| | 24,364[6] | 2,793,576 | | |
| | | | 295,142[7] | 33,840,982 |
| | | | 56,850[8] | 6,518,421 |
| Mr. Jensen | 6,796[9] | 779,229 | | |
| | 15,231[10] | 1,746,386 | | |
| | 8,801[11] | 1,009,123 | | |
| | | | 68,540[7] | 7,858,796 |
| | | | 13,202[8] | 1,513,741 |
| Mr. Gregory | 11,140[12] | 1,277,312 | | |
| | 24,966[13] | 2,862,602 | | |
| | 14,426[14] | 1,654,085 | | |
| | | | 112,346[7] | 12,881,592 |
| | | | 21,640[8] | 2,481,242 |
| Mr. Probst | 6,575[15] | 753,890 | | |
| | 8,463[16] | 970,368 | | |
| | 11,916[17] | 1,366,289 | | |
| | 9,559[18] | 1,096,035 | | |
| | 9,063[19] | 1,039,164 | | |
| | | | 53,620[7] | 6,148,069 |
| | | | 13,594[8] | 1,558,688 |
| Mr. Wayne | 4,634[20] | 531,334 | | |
| | 10,385[21] | 1,190,744 | | |
| | 6,001[22] | 688,075 | | |
| | | | 46,732[7] | 5,358,291 |
| | | | 9,001[8] | 1,032,055 |

[1] Cash dividend equivalents that have accrued and, if such shares vest, may also be paid with respect to such shares as follows: Mr. Austin – $20,829; Mr. Jensen – $7,524; Mr. Gregory – $12,333; Mr. Probst – $11,300; and Mr. Wayne – $5,130.

[2] The PSUs for the performance period ended December 31, 2021 are not included in the table as they are considered earned and vested as of December 31, 2021; instead, such PSUs are included below in the 2021 Option Exercises and Stock Vested Table.

[3] The amounts shown represent the value of shares of Quanta common stock that could be earned with respect to PSUs assuming the number of unearned PSUs included in the table become earned and vested. Cash dividend equivalents that have accrued with respect to the number of shares underlying PSUs outstanding as of December 31, 2021 (i.e., target amount) are as follows: Mr. Austin – $67,786; Mr. Jensen – $15,742; Mr. Gregory – $25,803; Mr. Probst – $12,903; and Mr. Wayne – $10,733.

[4] Includes unvested RSUs awarded in March 2019 that vested on February 28, 2022.

[5] Includes unvested RSUs awarded in March 2020, (i) 21,081 of which vested on March 26, 2022 and (ii) 21,082 of which vest on March 26, 2023.

[6] Includes unvested RSUs awarded in March 2021, (i) 8,121 of which vested on March 26, 2022; (ii) 8,121 of which vest on March 26, 2023; and (iii) 8,122 of which vest on March 26, 2024.

[7] The amounts shown represent the maximum number of shares of Quanta common stock that could be earned with respect to PSUs granted under the 2020 long-term incentive plan, which has a performance period ending December 31, 2022. Pursuant to SEC disclosure instructions, because the Company's performance in previous years on the metrics governing our PSUs granted under the 2020 long-term incentive plan exceeded target performance, the number of such unearned PSUs and payout value of such unearned PSUs is calculated assuming maximum performance criteria is achieved. The target number of PSUs granted under the 2020 long-term incentive plan and that were outstanding as of December 31, 2021 were as follows: Mr. Austin – 147,571; Mr. Jensen – 34,270; Mr. Gregory – 56,173; Mr. Probst – 26,810; and Mr. Wayne – 23,366. The actual number of PSUs that will ultimately become earned and vested will be determined as soon as administratively practicable after completion of the 3-year performance periods and can range from 0% to a maximum of 200% of the target number.

[8] The amounts shown represent the target number of shares of Quanta common stock that could be earned with respect to PSUs granted under the 2021 long-term incentive plan, which has a performance period ending December 31, 2023. The actual number of PSUs that will ultimately become earned and vested will be determined as soon as administratively practicable after completion of the 3-year performance periods and can range from 0% to a maximum of 200% of the target number.

[9] Includes unvested RSUs awarded in March 2019 that vested on February 28, 2022.

[10] Includes unvested RSUs awarded in March 2020, (i) 7,615 of which vested on March 26, 2022 and (ii) 7,616 of which vest on March 26, 2023.

[11] Includes unvested RSUs awarded in March 2021, (i) 2,933 of which vested on March 26, 2022; (ii) 2,934 of which vest on March 26, 2023; and (iii) 2,934 of which vest on March 26, 2024.

[12] Includes unvested RSUs awarded in March 2019 that vested on February 28, 2022.

[13] Includes unvested RSUs awarded in March 2020, (i) 12,483 of which vested on March 26, 2022 and (ii) 12,483 of which vest on March 26, 2023.

[14] Includes unvested RSUs awarded in March 2021, (i) 4,808 of which vested on March 26, 2022; (ii) 4,809 of which vest on March 26, 2023; and (iii) 4,809 of which vest on March 26, 2024.

[15] Includes unvested RSUs awarded in February and March 2019 that vested on February 28, 2022.

[16] Includes unvested RSUs awarded in March 2020, (i) 4,231 of which vested on March 4, 2022 and (ii) 4,232 of which vest on March 4, 2023.

[17] Includes unvested RSUs awarded in March 2020, (i) 5,958 of which vested on March 26, 2022 and (ii) 5,958 of which vest on March 26, 2023.

[18] Includes unvested RSUs awarded in March 2021, (i) 3,186 of which vested on March 4, 2022; (ii) 3,186 of which vest on March 4, 2023; and (iii) 3,187 of which vest on March 4, 2024.

[19] Includes unvested RSUs awarded in March 2021, (i) 3,020 of which vested on March 26, 2022; (ii) 3,021 of which vest on March 26, 2023; and (iii) 3,022 of which vest on March 26, 2024.

[20] Includes unvested RSUs awarded in March 2019 that vested on February 28, 2022.

[21] Includes unvested RSUs awarded in March 2020, (i) 5,192 of which vested on March 26, 2022 and (ii) 5,193 of which vest on March 26, 2023.

[22] Includes unvested RSUs awarded in March 2021, (i) 2,000 of which vested on March 26, 2022; (ii) 2,000 of which vest on March 26, 2023; and (iii) 2,001 of which vest on March 26, 2024.

# 2021 Option Exercises and Stock Vested Table

The following table reflects certain information regarding the vesting of equity awards held by each of our NEOs during the 2021 fiscal year:

| | Stock Awards | |
| --- | --- | --- |
| Name | Number of Shares Acquired on Vesting[1] (#) | Value Realized on Vesting[2] ($) |
| Mr. Austin | 314,664[3] | 32,739,128 |
| Mr. Jensen | 82,425[4] | 8,408,211 |
| Mr. Gregory | 133,500[5] | 13,647,536 |
| Mr. Probst | 55,189[6] | 5,446,931 |
| Mr. Wayne | 56,197[7] | 5,732,681 |

[1] Shares acquired on vesting include shares associated with RSU awards for which restrictions lapsed during fiscal year 2021 and the number of shares of Quanta common stock that became earned and vested with respect to PSUs granted under the long-term incentive plan for 2019, as determined by the Compensation Committee after completion of the 3-year performance period ended December 31, 2021.

[2] The value realized reflects the market value of the applicable shares as of the date of the vesting of an RSU or PSU award. The actual value ultimately realized by the NEO may be more or less than the value realized as calculated in the above table, depending on whether and when the NEO held or sold the stock and whether the NEO elected to defer all or a portion of the award pursuant to the nonqualified deferred compensation plan maintained by Quanta, as further described in *Nonqualified Deferred Compensation in 2021*. In addition, cash dividend equivalents were paid upon the applicable dividend payment date or upon the vesting of RSU or PSU awards as follows: Mr. Austin – $103,578; Mr. Jensen – $25,019; Mr. Gregory – $40,955; Mr. Probst – $13,718; and Mr. Wayne – $17,058.

[3] Includes (i) 34,107 shares that vested on February 28, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $83.85 per share); (ii) 21,081 shares that vested on March 26, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $83.48 per share); and (iii) 259,476 shares associated with earned PSUs for the 3-year performance period ended December 31, 2021 that vested on March 2, 2022 (the market value of Quanta common stock as of 12:01 a.m. on that date was $108.37 per share).

[4] Includes (i) 13,648 shares that vested on February 28, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $83.85 per share); (ii) 7,615 shares that vested on March 26, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $83.48 per share); and (iii) 61,162 shares associated with earned PSUs for the 3-year performance period ended December 31, 2021 that vested on March 2, 2022 (the market value of Quanta common stock as of 12:01 a.m. on that date was $108.37 per share).

[5] Includes (i) 20,766 shares that vested on February 28, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $83.85 per share); (ii) 12,482 shares that vested on March 26, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $83.48 per share); and (iii) 100,252 shares associated with earned PSUs for the 3-year performance period ended December 31, 2021 that vested on March 2, 2022 (the market value of Quanta common stock as of 12:01 a.m. on that date was $108.37 per share).

[6] Includes (i) 11,304 shares that vested on February 28, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $83.85 per share); (ii) 4,230 shares that vested on March 4, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $82.73 per share); (iii) 5,957 shares that vested on March 26, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $83.48 per share); and (iv) 33,698 shares associated with earned PSUs for the 3-year performance period ended December 31, 2021 that vested on February 28, 2022 (the market value of Quanta common stock as of 12:01 a.m. on that date was $108.37 per share).

[7] Includes (i) 9,305 shares that vested on March 1, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $83.85 per share); (ii) 5,192 shares that vested on March 26, 2021 (the market value of Quanta common stock as of 12:01 a.m. on that date was $83.48 per share); and (iii) 41,700 shares associated with earned PSUs for the 3-year performance period ended December 31, 2021 that vested on March 2, 2022 (the market value of Quanta common stock as of 12:01 a.m. on that date was $108.37 per share).

# Nonqualified Deferred Compensation in 2021

Under a nonqualified deferred compensation plan maintained by Quanta, certain employees, including the NEOs, are permitted to voluntarily defer receipt of up to 75% of base salary and up to 100% of other cash compensation and/or settlement of certain equity awards. In addition, for each plan year, a plan participant who defers the maximum amount permitted by law under Quanta's 401(k) plan is credited with an employer matching contribution in the deferred compensation plan equal to the difference between (i) 100% of the first 3% of the compensation deferred under the plan, plus 50% of the next 3% of the compensation deferred under the plan, and (ii) the maximum matching contribution that could be contributed on behalf of the participant under Quanta's 401(k) plan. Matching contributions vest immediately. Quanta may also make discretionary contributions to the deferred compensation plan, subject to a vesting schedule determined by Quanta at the time of the contribution, provided that vesting accelerates upon a change in control or the participant's death or retirement. All matching and discretionary employer contributions, whether vested or not, are forfeited upon a participant's termination of employment for cause or upon the participant engaging in competition with Quanta. Quanta also accrues for dividend equivalents on the shares deferred in the participant's account at the same time and at the same rate as dividends are paid on Quanta common stock.

Equity awards that are deferred may be settled only in Quanta common stock. The deferred compensation plan permits participants to allocate deferred cash amounts among a group of notional accounts that mirror the gains and/or losses of various investment alternatives. These notional accounts do not provide for above-market or preferential earnings. Each participant may direct investments of the individual accounts set up for the participant under the plan and may make changes in the investments as often as daily. Since each executive officer may choose the investment alternative and may change their allocations from time to time, the return on the investment depends on how well each underlying investment fund performed during the time the executive officer chose it as an investment vehicle. The obligation to pay the balance of each participant's account is at all times an unsecured obligation of the Company.

Generally, participants receive distributions of deferred amounts upon the earlier of separation from service, the occurrence of a disability, or a specified date (selected at the time of the deferral). Participants may elect to receive distributions in a lump sum or installments, and, in some cases, may elect to delay distribution upon termination of employment for up to five years. Participants are also permitted to withdraw all or a portion of their deferred amounts in the event of an unforeseeable financial emergency. Quanta reserves the right to amend or terminate the plan at any time and for any reason. A participant's deferral elections must be renewed each year, and elections cannot be revoked or changed during the year.

## 2021 Nonqualified Deferred Compensation

The following table describes the nonqualified deferred compensation activity for each of our NEOs related to fiscal year 2021.

| Name | NEO Contributions in Last Fiscal Year[1] ($) | Company Contributions in Last Fiscal Year[2] ($) | Aggregate Earnings (Losses) in Last Fiscal Year[3] ($) | Aggregate Withdrawals/ Distributions[4] ($) | Aggregate Balance at Last Fiscal Year-End[5] ($) |
|---|---|---|---|---|---|
| Mr. Austin | 69,000 | 43,125 | 11,548,226 | 13,135,895 | 23,050,498 |
| Mr. Jensen | 115,222 | 72,692 | 3,814,984 | 3,971,576 | 9,079,362 |
| Mr. Gregory | – | – | 39,647 | – | 266,939 |
| Mr. Probst | – | – | 7,817 | – | 26,936 |
| Mr. Wayne | 67,824 | 49,831 | 63,925 | – | 504,118 |

(1) The amounts shown represent deferred salary, deferred cash incentive payments and/or the value of equity awards that vested during 2021 but the receipt of which was deferred. Deferred salary and cash incentive payments are included in the 2021 Summary Compensation Table under the Salary and Non-Equity Incentive Plan Compensation columns, respectively. Deferred equity awards are valued based on the closing price of Quanta common stock as of 12:01 a.m. on the deferral date. The following table shows the deferred portion of each NEO's salary, cash incentive awards, and vested equity awards.

| Name | Contribution | Form of Contribution | Amount ($) |
|---|---|---|---|
| Mr. Austin | Salary | Cash | 69,000 |
| | Cash Incentive | Cash | – |
| | Equity Awards | Common Stock | – |
| Mr. Jensen | Salary | Cash | 40,788 |
| | Cash Incentive | Cash | 74,434 |
| | Equity Awards | Common Stock | – |
| Mr. Gregory | Salary | Cash | – |
| | Cash Incentive | Cash | – |
| | Equity Awards | Common Stock | – |
| Mr. Probst | Salary | Cash | – |
| | Cash Incentive | Cash | – |
| | Equity Awards | Common Stock | – |
| Mr. Wayne | Salary | Cash | 33,990 |
| | Cash Incentive | Cash | 33,834 |
| | Equity Awards | Common Stock | – |

(2) The amounts shown are included in the All Other Compensation column of the 2021 Summary Compensation Table, as detailed in the 2021 All Other Compensation Table referenced in footnote (5) to the 2021 Summary Compensation Table. The amounts represent Quanta's matching contributions that would have been allocated to a participant's 401(k) plan account, but for applicable limits under the Internal Revenue Code.

(3) The amounts shown represent earnings or losses on deferred cash amounts allocated to notional accounts that mirror the gains and/ or losses of various investment alternatives, dividends paid or accrued, and changes in value of the Quanta common stock underlying deferred equity awards. However, the actual amount of any earnings or losses ultimately realized on the deferred amounts by the NEO will be determined upon distribution/withdrawal of such amounts. The amounts shown are not included in the 2021 Summary Compensation Table because earnings under Quanta's nonqualified deferred compensation plan were not above-market or preferential.

(4) The amount shown represents the value of cash and/or equity amounts that Messrs. Austin and Jensen received as in-service distributions according to their prior elections. This amount was not included in the 2021 Summary Compensation Table because the payouts related to earnings and contributions in prior fiscal years.

(5) The aggregate balance for each NEO includes certain amounts included in the Summary Compensation Tables for prior fiscal years, as shown in the following table:

| Name | Amount Reported in Prior Summary Compensation Tables ($)[a] | Fiscal Years Reported |
|---|---|---|
| Mr. Austin | 11,506,881 | 2014 – 2020 |
| Mr. Jensen | 4,526,932 | 2014 – 2020 |
| Mr. Gregory | 198,470 | 2017 – 2020 |
| Mr. Probst | 17,104 | 2019 – 2020 |
| Mr. Wayne | 290,671 | 2018 – 2020 |

(a) Represents (i) deferred salary and cash incentive awards, (ii) Quanta's matching contributions and (iii) the value of vested equity awards that have been deferred as of the end of fiscal year 2021, the grant date fair value of which was previously reported.

# Potential Payments Upon Termination or Change in Control

## Employment Agreement Terms

As described further in the Narrative to the 2021 Summary Compensation Table and 2021 Grants of Plan-Based Awards Table above, Quanta is a party to an Employment Agreement with each of its NEOs. Under the terms of the Employment Agreements, each executive is entitled to payments and benefits upon the occurrence of specified events, including termination of employment or change in control of Quanta. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, are detailed in the Estimated Potential Payments tables below. The termination of employment provisions of the Employment Agreements provide these individuals with a fixed amount of compensation upon termination as an inducement to offset the potential risk of leaving their prior employer or foregoing other opportunities in order to join or maintain employment with us, as applicable. At the time of entering into these agreements, the Compensation Committee considered our aggregate potential obligations in the context of the desirability of hiring or maintaining the employment of the individual, as applicable, and the individual's expected compensation, as well as the benefits of securing the non-competition and other covenants described below.

The Employment Agreements generally terminate upon the executive's (i) death, (ii) disability, (iii) termination by Quanta for "cause" (as defined in the Employment Agreements and generally described below), (iv) resignation or voluntary termination by the executive, (v) termination by Quanta without cause, or (vi) termination by the executive for "good reason" within twelve months following a "change in control" (as these terms are defined in the Employment Agreements) and, with respect to the Employment Agreements for Messrs. Austin, Gregory and Probst, termination for "good reason" prior to a change in control. The Employment Agreements entitle the executives to payments upon certain of these events, as well as in connection with certain change in control events, as detailed in the Estimated Potential Payments tables below. The severance payments and other severance benefits under the Employment Agreements are conditioned upon the executive's execution of a full and complete release of claims against Quanta and its affiliates, officers and directors upon termination.

Upon termination of employment, each executive would be entitled to all compensation earned and all benefits and reimbursements due through the date of termination. The Employment Agreements do not contain excise tax gross-up provisions. In the event any of the executives become subject to an excise tax under Section 280G of the Code, their severance payments will be reduced to the minimum extent necessary (but in no event less than zero) to avoid application of the excise tax, except that the full severance payments will be made if, after payment by the executive of the excise tax and all other taxes, the executive would retain a greater after-tax severance benefit without such reduction.

Additionally, termination of employment and change in control events entitle applicable executives to severance payments and other benefits under the respective Employment Agreements, subject to the execution of a waiver and release agreement, as set forth below:

| Termination or Change in Control Event | Potential Payments | |
| --- | --- | --- |
| | **Austin / Gregory / Probst** | **Jensen / Wayne** |
| Termination upon death | To the extent termination occurs six months or more into a performance year, pro-rated annual cash incentive compensation based on actual results | None |
| Termination upon disability | Lump-sum payment of one year base salary and to the extent termination occurs six months or more into a performance year, pro-rated annual cash incentive compensation based on actual results | Lump-sum payment of one year base salary |
| Termination by Quanta for cause | None | None |
| Resignation or voluntary termination by the executive (excluding for good reason) | Austin / Probst: None<br><br>Gregory:<br><br>(i) If he does not enter into a consulting agreement pursuant to agreed-upon terms and conditions, receives pro-rated annual cash incentive compensation for the current performance year earned through the date of retirement based on actual results<br><br>(ii) If he enters into such consulting agreement, receives (A) immediate vesting of outstanding time-based RSUs and continued vesting during the term of the consulting agreement of outstanding PSUs based on actual results; (B) with respect to annual cash incentive compensation, payment of the annual cash incentive amount based on actual results for the year prior to retirement (to the extent not already paid as of the date of the retirement) and payment of pro-rated annual cash incentive compensation through the date of retirement based on actual results; and (C) with respect to equity incentive compensation, an equity award for the year of retirement based on his prior year long-term incentive target (to the extent not already awarded as of the date of retirement) and an equity award in the year following the year of retirement based on his pre-retirement long-term incentive target (which will consist of fully-vested RSUs and PSUs which will be subject to three-year cliff vesting). | None |
| Termination by Quanta without cause (other than within 12 months following a change in control) | Austin / Probst: Lump-sum payment of two years of base salary and to the extent termination occurs six months or more into a performance year, annual cash incentive compensation based on actual results (without pro-ration)<br><br>Gregory: Deemed a retirement and treated the same as resignation or voluntary termination by the executive. | Lump-sum payment of two years of base salary |
| Termination by executive for good reason prior to a change in control | Same as termination without cause (other than within 12 months following change in control) | None |
| Termination by Quanta without cause within 12 months following a change in control | (i) Lump-sum payment equal to three times annual base salary plus three times the higher of the highest annual cash incentive paid (or earned if not yet paid) within the three preceding years or the target annual cash incentive payable for the current year (or if target has not yet been determined, for the most recently completed year)<br><br>(ii) To the extent termination occurs six months or more into a performance year, target annual cash incentive (not pro-rated), reduced by any portion of such annual cash incentive payable in connection with the change in control<br><br>(iii) Continuation of (or, with respect to Mr. Gregory, continuation or reimbursement for) employee and dependent welfare benefit plan coverage (medical, dental and vision) for three years | (i) Lump-sum payment equal to three times annual base salary plus three times the higher of the highest annual cash incentive compensation paid (or earned if not yet paid) for the three preceding years or the target annual cash incentive (not pro-rated) payable for the current year (or if target has not been determined, for the most recently completed year)<br><br>(ii) Continuation of employee and dependent welfare benefit plan coverage (medical, dental and vision) for three years |
| Termination by executive for good reason within 12 months following a change in control | Same as termination without cause within 12 months following a change in control | Same as termination without cause within 12 months following a change in control |
| Non-renewal by successor within 12 months following a change in control | Same as termination without cause within 12 months following a change in control, but in this case, upon termination at the expiration of the term | Upon receipt of a renewal termination notice, the executive would be entitled to terminate his employment for good reason within 12 months following a change in control |
| Successor in change in control fails to timely notify the executive that it will assume Quanta's obligations under the Employment Agreement | In this case, the executive would be entitled to terminate his employment for good reason within 12 months following a change in control | In this case, the executive would be entitled to terminate his employment for good reason within 12 months following a change in control |

# Change in Control

Under the Employment Agreements, a change in control generally occurs when (i) any person or entity acquires, directly or indirectly, the beneficial ownership of securities representing 50% or more (or with respect to Messrs. Austin, Gregory and Probst, greater than 50%) of the total fair market value or total voting power of Quanta's then outstanding voting securities, (ii) any person or entity acquires, directly or indirectly, within a 12-month period, the beneficial ownership of 30% or more of the total voting power of Quanta's then outstanding voting securities, (iii) certain incumbent (and subsequently approved) directors cease to constitute a majority of the members of the Board within a 12-month period, or (iv) any person or entity acquires, directly or indirectly, within a 12-month period, assets representing 40% or more of the total gross fair market value of Quanta's assets.

# Cause

The Employment Agreements generally define cause, subject to certain conditions and exceptions, as the executive's (i) gross negligence in the performance of, intentional nonperformance of, or inattention to, material duties and responsibilities, which continues after receipt of written notice, (ii) willful dishonesty, fraud or material misconduct with respect to Quanta's business, (iii) violations of Quanta's policies or procedures (or with respect to Mr. Gregory, material policies or procedures), (iv) conviction of, confession to, or guilty plea or plea of nolo contendere with respect to, an act of fraud, misappropriation or embezzlement or any felony or other crime that involves moral turpitude, (v) use of illegal substances or habitual drunkenness, or (vi) breach of the Employment Agreement.

# Good Reason

The Employment Agreements generally define good reason as follows:

| Austin / Gregory / Probst | Jensen / Wayne |
|---|---|
| (i) At any time: (a) assignment to the executive of duties inconsistent with his position, authority or responsibilities as contemplated under his Employment Agreement, or any other action by the employer that results in a diminution in such position, authority or responsibilities, if not cured after written notice is given, (b) any material breach of the Employment Agreement by the employer, including any requirement that the executive relocate, if not cured after written notice is given, (c) failure by the employer to comply with the compensation provisions of the Employment Agreement, if not cured after written notice is given, or (d) with respect to Mr. Austin, failure of employer to nominate him to the Board of Directors during his service as Chief Executive Officer; and | (i) To the extent occurring within twelve months following a change in control: (a) assignment to the executive of duties inconsistent with his position, authority or responsibilities as contemplated under his Employment Agreement, or any other action by the employer that results in a diminution in such position, authority or responsibilities, if not cured after written notice is given, (b) any material breach of the Employment Agreement by the employer, including any requirement that the executive relocate, (c) failure by the employer to comply with the compensation provisions of the Employment Agreement, if not cured after written notice is given, (d) failure by the employer to continue in effect any cash or stock-based incentive or bonus plan, retirement plan, welfare benefit plan or other compensation, retirement or benefit plan and policy except in certain specified circumstances, if not cured after written notice is given, or (e) the executive's receipt of notice of non-renewal from the employer; and |
| (ii) to the extent occurring within twelve months of a change in control, (a) failure by the employer to continue in effect any cash or stock-based incentive or bonus plan, retirement plan, welfare benefit plan or other compensation, retirement or benefit plan and policy except in certain specified circumstances, if not cured after written notice is given or (b) failure of the successor in a pending change in control to timely notify him that it will assume the employer's obligations under the Employment Agreement. | (ii) failure of the successor in a pending change in control to timely notify the executive that it will assume the employer's obligations under the Employment Agreement. |

# Equity Incentive Plans

Generally, subject to the provisions of the particular award agreement, unvested RSUs and unearned PSUs granted pursuant to Quanta's equity incentive plans are forfeited by the participant upon termination of such participant's employment during the restriction period. However, upon the death of the participant during the participant's continuous service or upon the occurrence of a "change in control" (as defined in the 2011 Omnibus Plan and the 2019 Omnibus Plan), (i) outstanding and unvested RSUs generally become vested, and forfeiture restrictions lapse and (ii) certain of the participant's outstanding and unearned PSUs may become earned and such number of earned PSUs is based on the achievement of applicable performance goals as of the date of death or change in control and the forecasted achievement of such goals for the remainder of the performance period, as determined in the discretion of the Compensation Committee. Additionally, with respect to unearned PSUs, a participant who resigns prior to completion of the 3-year performance period may, at the discretion of the CEO and with approval of the Compensation Committee, earn a pro rata portion (based on the portion of the 3-year performance period during which the participant was employed) of the shares ultimately awarded upon determination of actual achievement levels.

Under the 2011 Omnibus Plan and 2019 Omnibus Plan, a change in control is generally deemed to occur upon (i) any sale, lease, exchange or other transfer of all or substantially all of the assets of Quanta, (ii) any person or entity becoming the beneficial owner, directly or indirectly, of securities representing more than 50% of the voting power of Quanta's then outstanding securities, (iii) certain incumbent (and subsequently approved) directors ceasing to constitute a majority of the members of the Board within a two-year period, (iv) consummation of a merger or other business combination, unless all or substantially all of the beneficial owners of outstanding voting securities of Quanta immediately prior to the transaction beneficially own, directly or indirectly, more than 50% of the voting power of the resulting entity immediately following the transaction, or (v) stockholder approval of a complete liquidation of Quanta.

## Deferred Compensation

Generally, participants will receive distributions of deferred amounts under Quanta's deferred compensation plan upon separation from service, the occurrence of a disability, or a specified date (selected at the time of the deferral) and, subject to specific limitations, upon the occurrence of an unforeseeable financial emergency. The terms of Quanta's deferred compensation plan are discussed in further detail under *Nonqualified Deferred Compensation in 2021*, and the 2021 Nonqualified Deferred Compensation Table sets forth the aggregate balances payable to the NEOs under Quanta's deferred compensation plan pursuant to their distribution elections.

# Estimated Potential Payments

The tables below reflect the estimated amounts that would be paid to each NEO upon termination of employment or change in control in varying circumstances identified below. No amounts are paid in the event of termination by Quanta for cause. Except as otherwise indicated, the amounts shown assume that termination or change in control occurred on December 31, 2021 and reflect a market value for Quanta common stock of $114.66 per share, the closing price on such date. Actual amounts to be paid can be determined only upon occurrence of an actual termination or change in control.

| Name | Benefit | Death | Disability | Resignation or Voluntary Termination by Executive (No Change in Control) | Termination by Quanta Without Cause (No Change in Control) | Termination By Executive with Good Reason (No Change In Control) |
|---|---|---|---|---|---|---|
| **Earl C. (Duke) Austin, Jr.** | Severance | $ 2,384,813 | $3,534,813 | $ – | $ 4,684,813 | $ 4,684,813 |
| | Welfare Benefits | – | – | – | – | – |
| | Equity Benefit[1] | 33,192,121 | – | – | – | – |
| | **Total** | **$35,576,934** | **$ 3,534,813** | **$ –** | **$ 4,684,813** | **$ 4,684,813** |
| **Derrick A. Jensen** | Severance | $ – | $ 679,800 | $ – | $ 1,359,600 | $ – |
| | Welfare Benefits | – | – | – | – | – |
| | Equity Benefit[1] | 8,977,878 | – | – | – | – |
| | **Total** | **$ 8,977,878** | **$ 679,800** | **$ –** | **$ 1,359,600** | **$ –** |
| **Paul C. Gregory** | Severance | $ 1,597,700 | $2,473,200 | $ 1,597,700 | $ 1,597,700 | $ 1,597,700 |
| | Welfare Benefits | – | – | – | – | – |
| | Equity Benefit[1] | 14,716,038 | – | 17,780,288 | 17,780,288 | 17,780,288 |
| | **Total** | **$ 16,313,738** | **$2,473,200** | **$ 19,377,988** | **$ 19,377,988** | **$ 19,377,988** |
| **Redgie Probst** | Severance | $ 1,161,300 | $1,861,300 | $ – | $ 2,561,300 | $ 2,561,300 |
| | Welfare Benefits | – | – | – | – | – |
| | Equity Benefit[1] | 9,858,467 | – | – | – | – |
| | **Total** | **$ 11,019,767** | **$ 1,861,300** | **$ –** | **$ 2,561,300** | **$ 2,561,300** |
| **Donald C. Wayne** | Severance | $ – | $ 566,500 | $ – | $ 1,133,000 | $ – |
| | Welfare Benefits | – | – | – | – | – |
| | Equity Benefit[1] | 6,121,353 | – | – | – | – |
| | **Total** | **$ 6,121,353** | **$ 566,500** | **$ –** | **$ 1,133,000** | **$ –** |

[1] The equity benefit represents (i) the value of the unvested RSUs held by the NEO as of December 31, 2021 that would vest upon occurrence of the event and (ii) the value of unearned PSUs (at target) held by the NEO as of December 31, 2021 (excluding, for clarity, PSUs for the 2019 – 2021 performance period). As of December 31, 2021, the NEOs held the following unearned PSUs: 204,421 for Mr. Austin; 47,472 for Mr. Jensen; 77,813 for Mr. Gregory; 40,404 for Mr. Probst; and 32,367 for Mr. Wayne. The actual number of unearned PSUs that would become earned upon occurrence of the event would be based on the forecasted achievement of performance goals for the remainder of the performance periods and can range from 0% to a maximum of 200% (assuming the highest level of performance) of the target amount of unearned PSUs. The amounts included assume performance at target, without reference to forecasted achievement. Additionally, with respect to Mr. Gregory's equity benefit calculations in connection with a voluntary termination, termination by Quanta without cause (no change in control) and termination by executive with good reason (no change in control), amounts also include the target amount for equity awards received in the year following resignation / termination and assume that upon termination he entered into a consulting agreement pursuant to agreed-upon terms and conditions, whereby he agreed to provide a minimum amount of consulting services to the Company until all outstanding unearned PSUs have either become earned and vested or otherwise forfeited. Cash dividend equivalents that have accrued through December 31, 2021 and may also be paid with respect to such shares (to the extent they vest) are as follows: Mr. Austin – $88,615; Mr. Jensen – $23,266; Mr. Gregory – $38,136; Mr. Probst – $24,203; and Mr. Wayne – $15,863.

| Name | Benefit | Non-Renewal by Successor Within 12 Months Following a Change in Control[1] | Successor Fails to Assume Agreement Upon a Change in Control (No Termination of Employment)[1] | Termination by Quanta Without Cause Within 12 Months Following a Change in Control[1] | Termination by Executive for Good Reason Within 12 months Following a Change in Control[1] |
|---|---|---|---|---|---|
| **Mr. Austin** | Severance | $ 11,358,140 | $ – | $ 11,358,140 | $ 11,358,140 |
| | Welfare Benefits[2] | 90,727 | – | 90,727 | 90,727 |
| | Equity Benefit[3] | 33,192,121 | 33,192,121 | 33,192,121 | 33,192,121 |
| | **Total[4]** | **$44,640,988** | **$ 33,192,121** | **$44,640,988** | **$44,640,988** |
| **Mr. Jensen** | Severance | $ – | $ – | $ 5,598,252 | $ 5,598,252 |
| | Welfare Benefits[2] | – | – | 86,301 | 86.301 |
| | Equity Benefit[3] | 8,977,878 | 8,977,878 | 8,977,878 | 8,977,878 |
| | **Total[4]** | **$ 8,977,878** | **$ 8,977,878** | **$ 14,662,431** | **$ 14,662,431** |
| **Mr. Gregory** | Severance | $ 8,172,920 | $ – | $ 8,172,920 | $ 8,172,920 |
| | Welfare Benefits[2] | 91,371 | – | 91,371 | 91,371 |
| | Equity Benefit[3] | 14,716,038 | 14,716,038 | 14,716,038 | 14,716,038 |
| | **Total[4]** | **$22,980,329** | **$ 14,716,038** | **$22,980,329** | **$22,980,329** |
| **Mr. Probst** | Severance | $ 5,005,900 | $ – | $ 5,005,900 | $ 5,005,900 |
| | Welfare Benefits[2] | 84,367 | – | 84,367 | 84,367 |
| | Equity Benefit[3] | 9,858,467 | 9,858,467 | 9,858,467 | 9,858,467 |
| | **Total[4]** | **$ 14,948,734** | **$ 9,858,467** | **$ 14,948,734** | **$ 14,948,734** |
| **Mr. Wayne** | Severance | $ – | $ – | $ 4,125,990 | $ 4,125,990 |
| | Welfare Benefits[2] | – | – | 84,538 | 84,538 |
| | Equity Benefit[3] | 6,121,353 | 6,121,353 | 6,121,353 | 6,121,353 |
| | **Total[4]** | **$ 6,121,353** | **$ 6,121,353** | **$ 10,331,881** | **$ 10,331,881** |

[1] With respect to these scenarios, the equity benefit is triggered upon a change in control, and the remaining amounts are triggered upon non-renewal, failure to assume or termination of employment, as applicable. Additionally, (i) with respect to the scenario where a successor fails to assume Quanta's obligations under an employment agreement, each NEO would be entitled to terminate his employment for good reason and (ii) with respect to the scenario where there is a non-renewal by a successor within 12 months of the change in control, Messrs. Jensen and Wayne would be entitled to terminate their employment for good reason.

[2] Welfare benefits include an approximation of the cost of continued payment of insurance premiums for up to three years after termination, based on the actual cost of premiums for 2022 and the estimated costs of premiums for 2023 and 2024.

[3] The equity benefit represents (i) the value of the unvested RSUs held by the NEO as of December 31, 2021 that would vest upon occurrence of the event and (ii) the value of unearned PSUs (at target) held by the NEO as of December 31, 2021 (excluding, for clarity, PSUs for the 2019 – 2021 performance period). As of December 31, 2021, the NEOs held the following unearned PSUs: 204,421 for Mr. Austin; 47,472 for Mr. Jensen; 77,813 for Mr. Gregory; 40,404 for Mr. Probst; and 32,367 for Mr. Wayne. The actual number of unearned PSUs that would become earned upon occurrence of the event would be based on the forecasted achievement of performance goals for the remainder of the performance periods and can range from 0% to a maximum of 200% (assuming the highest level of performance) of the target amount of unearned PSUs. The amounts included assume performance at target, without reference to forecasted achievement. Cash dividend equivalents that have accrued through December 31, 2021 and may also be paid with respect to such shares (to the extent they vest) are as follows: Mr. Austin – $88,615; Mr. Jensen – $23,266; Mr. Gregory – $38,136; Mr. Probst – $24,203; and Mr. Wayne – $15,863.

[4] The Employment Agreements do not contain excise tax gross-up provisions. The amounts payable to the NEOs in the event of a change in control may be subject to reduction under Sections 280G and 4999 of the Code.

# Equity Compensation Plan Information

The material features of Quanta's equity compensation plans are described beginning on page 71 and in Note 14 to the consolidated financial statements included in Item 8 of Part II of Quanta's Annual Report on Form 10-K for the fiscal year ended December 31, 2021. The following table sets forth information as of December 31, 2021 with respect to Quanta's equity compensation plans, all of which have received stockholder approval.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 4,836,766[2] | —[3] | 2,543,560[4] |
| Equity compensation plans not approved by security holders | — | — | — |
| **Total** | **4,836,766**[2] | **—**[3] | **2,543,560**[4] |

[1]  Includes the 2019 Omnibus Plan and the 2011 Omnibus Plan.

[2]  Includes (i) 4,486,725 shares issuable in connection with unvested RSUs and a target amount of unearned and unvested awards of PSUs for the performance periods ending on December 31, 2022 and 2023 that may become earned and vested based upon the satisfaction of 3-year Company performance metrics, and (ii) 350,041 previously vested RSUs and previously earned and vested PSUs for which settlement has been deferred according to prior deferral elections. The performance metrics for the PSUs that are scheduled to be earned and vest on December 31, 2023 are described further in *Compensation Discussion & Analysis – Executive Compensation Decisions for 2021 – Long-Term Incentive Plan.*

[3]  RSUs and PSUs do not have exercise prices.

[4]  Includes, as of December 31, 2021, shares available under the 2019 Omnibus Plan, which provides that the maximum number of shares of Quanta common stock available for issuance in connection with equity awards granted thereunder is 7,466,592 shares, plus any shares underlying share-settling awards previously awarded pursuant to the 2011 Omnibus Plan that are ultimately forfeited, canceled, expired or settled in cash after May 23, 2019.

# Chief Executive Officer Pay Ratio

## Summary of Results

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, Quanta is providing the following information about the relationship of the annual total compensation of the median employee of the Company and the annual total compensation of Mr. Austin, Quanta's CEO. For 2021, Quanta's last completed fiscal year:

- the median of the annual total compensation of all employees of Quanta (other than Quanta's CEO) was $106,665;

- the annual total compensation of Quanta's CEO was $10,967,217; and

- based on this information, the ratio of the annual total compensation of Quanta's CEO to the median of the annual total compensation of all employees was 103 to 1.

## Identification of Median Employee

Quanta determined that during 2021 there was no change in its employee population or employee compensation arrangements that it reasonably believes would result in a significant change to its pay ratio disclosure. Therefore, in accordance with Item 402(u) of Regulation S-K, Quanta elected to use the same median employee identified in connection with its 2020 pay ratio calculation for its 2021 pay ratio disclosure.

We determined that, as of November 30, 2020, our employee population consisted of 37,300 individuals working at the Company and its consolidated subsidiaries, 30,770 of whom were U.S. employees and 6,530 of whom were non-U.S. employees. As permitted under the rule, for purposes of identifying our median employee, we excluded 1,710 non-U.S. employees, or approximately 4.6% of our total employee population set forth above, and after this adjustment our employee population consisted of approximately 35,590 individuals. The excluded countries, along with the number of employees in each country, were as follows: Colombia (1,084); Chile (245); Peru (150); Philippines (98); Equatorial Guinea (90); Israel (34); Papua New Guinea (6); and Mexico (3). To identify the median employee, we compared (i) for U.S. employees, the amount of salary and wages (including overtime) of our employees as reflected in our payroll records and as reported to the Internal Revenue Service on Form W-2 for 2020 and (ii) for non-U.S. employees, base salary and wages (including overtime) as reflected in our human resources and payroll records for each country for 2020. For purposes of this disclosure, we utilized the U.S. dollar equivalent of the local currency, based on the average exchange rate for such foreign currency to the U.S. dollar for 2020. We also annualized the compensation of all permanent employees who were newly hired during 2020. We did not utilize any cost-of-living adjustments.

We consistently applied this compensation measure to all employees (other than our CEO) in the employee population and determined that our median employee was a full-time employee located in the same jurisdiction as our CEO. Although we use a variety of pay elements to structure the compensation arrangements of our employees, we believe that the methodology described above is an appropriate, consistently applied compensation measure that provides a reasonable estimate, calculated in a manner consistent with SEC rules based on our payroll and employment records. Because the SEC rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported by Quanta, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

## Median Employee Compensation and CEO Compensation

Quanta's median employee's annual total compensation for 2021 was determined in accordance with the requirements of Item 402(c)(2) (x) of Regulation S-K, resulting in an annual total compensation of $106,665 for 2021. The amount included in the Total column of the 2021 Summary Compensation Table is utilized for the annual total compensation of Quanta's CEO.

# ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

## Proposal 2: Advisory Vote to Approve Executive Compensation

**The Board of Directors unanimously recommends a vote FOR the advisory resolution approving Quanta's executive compensation.**

The Board is committed to excellence in corporate governance. As part of that commitment, and as required by Section 14A(a)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Board is providing Quanta's stockholders with an opportunity to act on an advisory vote to approve the compensation of Quanta's NEOs, as described in Compensation Discussion & Analysis and in the compensation tables and accompanying narrative disclosure set forth in Executive Compensation.

At the 2021 annual meeting of stockholders, more than 96% of Quanta's stockholders voting on the "say-on-pay" proposal approved the compensation of our NEOs as described in our proxy statement filed with the SEC on April 14, 2021. The Compensation Committee intends to seek stockholder guidance on executive compensation by conducting future advisory votes on executive compensation annually until the next stockholder advisory vote on the frequency of future advisory votes, which is scheduled to occur no later than the 2023 annual meeting of stockholders.

The Compensation Committee establishes, recommends and governs the compensation and benefits policies and actions for the NEOs. The Compensation Committee also designs compensation and benefits to align with Quanta's compensation philosophy, as set forth below.

- Compensation programs are competitive with market, allowing for attraction and retention of key employees.
- Compensation programs should be administered equitably throughout the Company.
- Incentive payouts should vary based on measurable Company performance.
- Compensation decisions should consider the affordability of the compensation programs on an ongoing basis.
- Compensation programs should balance short-term and long-term business interests, stakeholder interests, costs / benefits and motivational value.
- Compensation programs should support Quanta's overall business strategy and reflect an ownership culture.
- Compensation programs should reflect the risk profile of the Company and not motivate outsized risks that could materially impact the business.
- Compensation programs should be able to be communicated transparently to stakeholders.
- Compensation programs are designed and administered to comply with all applicable laws and regulations and should take into account investor and proxy advisor policies.

Quanta's executive compensation program is consistent with our compensation philosophy. In particular, a substantial portion of compensation is linked to performance on the strategic objectives of the Company, with a significant portion of target total direct compensation of NEOs each year being "at-risk," and therefore dependent upon performance against incentive targets or peer company performance or upon continued employment and stock price performance during a vesting period. Moreover, equity-based awards play an important role in our executive compensation program, providing alignment with stockholders, creating incentives for the increase of stockholder value and promoting an ownership culture. Finally, Quanta's executive compensation program is designed to reward superior performance and provide for a substantial reduction in earned compensation in the event of underperformance.

Overall, the Compensation Committee believes that the total compensation paid and awarded to Quanta's NEOs in 2021 is reasonable and appropriate. Based on Quanta's continued strong performance, the financial and operational performance targets established for the 2021 annual and long-term incentive plans generally represented meaningful increases as compared to the performance targets established in prior years.

Annual cash incentives paid under the 2021 annual incentive plan were above target levels due to strong company performance and meaningful improvement in financial performance as compared to prior years. With respect to long-term equity incentive awards, 60% (or 70% in the case of Mr. Austin) of those awards remain subject to a 3-year performance period requiring achievement of certain performance targets related to return on invested capital, total stockholder return relative to a published equity index of peer companies, property and equipment utilization (i.e., capital efficiency) and safety and fleet management sustainability metrics, which the Compensation Committee believes are strongly connected to stockholder value creation and the overall performance of the Company. The remainder of the long-term equity incentive awards vest over a 3-year period, further aligning NEO compensation and stockholder value and promoting retention.

For these reasons, the Board unanimously recommends that stockholders vote in favor of the following resolution:

> "RESOLVED, that the compensation paid to Quanta's named executive officers, as described pursuant to the compensation disclosure rules of the Securities and Exchange Commission in Quanta's proxy statement for the 2022 Annual Meeting of Stockholders, including the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative disclosure and any related disclosure, is hereby APPROVED."

Advisory approval of the resolution on Quanta's executive compensation requires the affirmative vote of a majority of the voting power of the shares of Quanta common stock present at the Annual Meeting in person or by proxy and that cast a vote on this proposal. The results of this vote are not binding on the Board, whether or not the proposal is adopted. While the resolution is non-binding, the Board values the opinions that stockholders express in their votes and in any additional dialogue. In evaluating the vote on this advisory resolution, the Board intends to consider the voting results in their entirety.

**The Board of Directors unanimously recommends a vote FOR the advisory resolution approving Quanta's executive compensation.**

# INDEPENDENT AUDITOR

## Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm

**The Board of Directors unanimously recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm.**

The Audit Committee has the ultimate authority and responsibility to directly appoint, compensate, retain, oversee, evaluate and, where appropriate, terminate Quanta's independent registered public accounting firm. The Audit Committee has appointed PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for the fiscal year ending December 31, 2022. PricewaterhouseCoopers LLP has served as Quanta's independent public accounting firm since June 2002.

Prior to selecting an independent registered public accounting firm, the Audit Committee considers the firm's qualifications, independence and performance, as well as the advisability and potential impact of selecting a new independent registered public accounting firm. At least annually the Audit Committee also obtains and reviews a report from its current independent registered public accounting firm describing (1) its internal quality control procedures, (2) any material issues raised by their most recent quality-control review (whether internal or peer review) or by any governmental or professional authority inquiry or investigation, within the preceding five years and with respect to an independent audit carried out by the firm, along with any steps taken to deal with any such issues, and (3) all relationships between the firm and Quanta. Additionally, when assessing the public accounting firm's independence, the Audit Committee reviews all audit and non-audit services provided by the firm in the prior fiscal year. For further information regarding the services provided by PricewaterhouseCoopers LLP during fiscal year 2021, see Audit Fees below.

In accordance with SEC rules, audit partners for independent registered public accounting firms are also subject to rotation requirements that limit the number of consecutive years an individual partner may serve in certain roles. For lead and concurring audit partners, the maximum is five consecutive years of service. We select the lead partner from our independent registered public accounting firm pursuant to this rotation policy following meetings with potential candidates and discussions between the Audit Committee and management.

We are asking our stockholders to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Audit Committee is submitting the appointment of PricewaterhouseCoopers LLP to our stockholders for ratification as a matter of good corporate practice. In the event the stockholders do not ratify the appointment, the Audit Committee will reconsider the appointment. Even if the appointment is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of Quanta and its stockholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will be provided an opportunity to make a statement, if they choose, and to respond to appropriate questions.

Ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm requires the affirmative vote of a majority of the voting power of the shares of Quanta common stock present at the Annual Meeting in person or by proxy and that cast a vote on this proposal.

**The Board of Directors unanimously recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm.**

# Audit Committee Report

The Audit Committee is composed of three independent directors and operates under a formal written charter adopted by the Board of Directors.

As members of the Audit Committee, our primary purpose is to assist with the Board of Directors' oversight of (i) the integrity of Quanta's financial statements, (ii) Quanta's compliance with applicable legal and regulatory requirements, (iii) the independent registered public accounting firm's qualifications and independence, (iv) the performance of Quanta's internal audit function and independent auditors, (v) the Company's systems of disclosure controls and procedures, (vi) the Company's internal controls over financial reporting and (vii) compliance with ethical standards adopted by the Company. The Audit Committee is solely responsible for the appointment and compensation of Quanta's independent registered public accounting firm. Management is responsible for Quanta's financial reporting processes, including its system of internal controls, and for the preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States. Quanta's independent registered public accounting firm is responsible for expressing an opinion as to whether the consolidated financial statements are free of material misstatements based on their audit. Our responsibility is to monitor and review these processes. In carrying out our role, we rely on Quanta's management and independent registered public accounting firm.

We have reviewed and discussed Quanta's audited consolidated financial statements with management. Management has confirmed to us that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

In addition, we have discussed with PricewaterhouseCoopers LLP, Quanta's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

We have received written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with us concerning independence, and we have discussed with PricewaterhouseCoopers LLP its independence from Quanta.

Based on our review and discussions referred to above, we recommended to Quanta's Board of Directors that Quanta's audited consolidated financial statements be included in Quanta's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, for filing with the Securities and Exchange Commission.

Worthing F. Jackman, Chairman
Vincent D. Foster
Bernard Fried

# Audit Fees

The Audit Committee of the Board has adopted a policy requiring pre-approval by the Audit Committee of all audit and permissible non-audit services to be provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. On an annual basis, the Audit Committee reviews and, as it deems appropriate, pre-approves the particular services to be provided by our independent registered public accounting firm and establishes specific budgets for each service. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee must be informed promptly of the provision of each service that is permitted by the pre-approval policy. In addition, the Audit Committee may periodically revise the list of pre-approved services and related fee levels based on subsequent determinations. Any services expected to exceed pre-approved fee levels require the specific pre-approval of the Audit Committee. The Audit Committee may delegate pre-approval authority to one or more of its members.

The following table details the aggregate fees billed by PricewaterhouseCoopers LLP, our independent registered public accounting firm, for fiscal years 2021 and 2020:

|  | 2021 | 2020 |
| --- | --- | --- |
| Audit Fees[1] | $5,725,644 | $5,406,969 |
| Audit-Related Fees[2] | 18,000 | – |
| Tax Fees[3] | – | 335,053 |
| All Other Fees[4] | 11,841 | 2,893 |
| Total | $5,755,485 | $5,744,915 |

[1] Represents fees for professional services rendered for the audit of our annual consolidated financial statements, review of our interim consolidated financial statements, review of registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings, evaluation of the effectiveness of Quanta's internal control over financial reporting, state licensing pre-qualification filings, and financial statement audits of certain of our subsidiaries, as well as out-of-pocket expenses incurred in the performance of audit services.

[2] Represents fees for professional services rendered for other assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, including fees for consultations related to the impact of final or proposed rules, standards or interpretations by the SEC, Financial Accounting Standards Board or other regulatory or standard-setting bodies.

[3] Represents fees for professional services rendered for tax planning, compliance and advice related to U.S. federal, state and local matters, international matters, review of U.S. federal, state and local and international tax returns and consulting and implementation of certain tax restructuring transactions.

[4] Represents fees for accounting research software tools.

The Audit Committee has reviewed the services performed by PricewaterhouseCoopers LLP and the related fees and has considered whether the provision of non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining independence of PricewaterhouseCoopers LLP. During 2021, no fees for services outside the scope of audit, review, or attestation that exceed the waiver provisions of 17 CFR 210.2-01(c)(7)(i)(C) were approved by the Audit Committee.

# AMENDMENT TO OMNIBUS EQUITY INCENTIVE PLAN

## Proposal 4: Approval of Amendment to the Quanta Services, Inc. 2019 Omnibus Equity Incentive Plan

**The Board of Directors unanimously recommends a vote FOR approval of the amendment to the Quanta Services, Inc. 2019 Omnibus Equity Incentive Plan.**

## Amendment

Stockholders are being asked to approve an amendment to the 2019 Omnibus Plan. The 2019 Omnibus Plan was approved by the Board on March 21, 2019 and by Quanta's stockholders on May 23, 2019. On March 30, 2022, the Board approved Amendment No. 1 to the Omnibus Plan, subject to stockholder approval, to increase the number of shares of Quanta common stock that may be issued thereunder by 2,173,000 shares (the "Amendment"). In addition to increasing the shares available for issuance under the 2019 Omnibus Plan, the Amendment clarifies that dividends and dividend equivalents granted in tandem with any award under the 2019 Omnibus Plan will not be paid unless and until such award vests and the restrictions on such award lapse. You are being asked to approve the proposed Amendment, the full text of which is included in *Appendix B* to this Proxy Statement. We are not proposing any other amendments to the terms of the 2019 Omnibus Plan.

Quanta utilizes equity incentive compensation to provide equity-based compensation and performance-based compensation, payable in equity or cash, to our directors, executive officers, employees, consultants and advisors. The primary purposes for using equity-based compensation and performance-based compensation are to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in Quanta, which interest may be measured by reference to the value of shares of Quanta common stock. As set forth below, the Board believes that the effective use of equity-based compensation and performance-based compensation has been integral to the Company's success in the past and is vital to its ability to achieve continued strong performance in the future.

- **Broad-Based Grant Practices.** Quanta grants equity-based compensation to management and key operations personnel at the majority of our operating companies and has awarded equity-based incentive compensation to approximately 2,500 individuals on an annual average basis over the last three fiscal years. Furthermore, approximately 79% of the equity-based compensation awards under the 2019 Omnibus Plan have been granted to employees that are not executive officers or directors of Quanta. We believe these broad-based grants help align incentives throughout the organization, which is key given our decentralized structure.

- **Strategic Grant Practices.** Quanta has historically utilized strategic acquisitions as a key component to broaden our customer base, expand our geographic area of operations, grow our portfolio of services and increase opportunities across the organization. Granting equity-based compensation awards to key personnel of an acquired business helps foster retention and an ownership culture and align incentives throughout Quanta's decentralized structure. Since May 2019, when the 2019 Omnibus Plan was adopted, Quanta has granted equity-based compensation awards covering approximately 1.3 million shares to key employees of acquired businesses in connection with the closing of strategic acquisitions.

- **Stock Repurchases Offset Dilution.** Quanta repurchased approximately 7.8 million shares of Quanta common stock from 2019 through 2021, which has provided a significant return of capital to investors and offset the dilutive effect of shares underlying equity-based compensation awards granted during 2019, 2020 and 2021.

- **Reasonable Share Request.** Quanta believes that the increase to the number of shares of Quanta common stock available for issuance under the 2019 Omnibus Plan, together with the remaining shares currently available for issuance under the 2019 Omnibus Plan, would be sufficient for equity compensation awards over approximately the next three years, and that such a request is reasonable and consistent with general market practices.

- **Impact of Insufficient Shares.** If stockholders do not approve the Amendment, we expect that we will have an insufficient number of shares available to make equity-based compensation a meaningful part of our employees' overall compensation in the future, requiring us to consider providing additional cash awards or remuneration in order to maintain competitive levels of compensation. We believe that outcome could negatively impact our ability to align employee compensation with the interests of our stockholders.

## 2019 Omnibus Plan Best Practices

The 2019 Omnibus Plan includes features designed to protect stockholder interests and reflect our compensation and governance principles, as described below.

- **One-Year Minimum Vesting Requirement.** Subject to certain limited exceptions, the 2019 Omnibus Plan requires future equity awards to have minimum vesting periods of not less than one year from the date an award is granted.

- **No Payment of Dividends on Unvested Awards.** As further clarified by the Amendment, payment of dividends and dividend equivalents on shares underlying unvested awards is expressly prohibited until awards vest and/or restrictions lapse, such that declared dividends and dividend equivalents are subject to forfeiture until such vesting and/or lapsing.

- **Director Compensation Limit.** Awards under the 2019 Omnibus Plan and all other compensation payable to each non-employee director is subject to an aggregate limit of $500,000 per year, provided that a newly elected director may receive up to $750,000 for his or her initial calendar year of service on the Board and a director serving as Chairman of the Board or Lead Director may receive up to $750,000 per calendar year.

- **No Liberal Share Recycling.** Shares tendered or withheld to cover taxes or pay the exercise of an award are not again available for grant under the 2019 Omnibus Plan.

- **Clawback Policy.** Incentive compensation is subject to recoupment as required by law or pursuant to the Company's clawback policy (as described in further detail in *Compensation Discussion & Analysis – Clawback Policy*), or if the Board determines that a participant has violated applicable restrictive covenants.

- **No Discounted Options or Stock Appreciation Rights.** Options and stock appreciation rights must have an exercise price or base price at or above the fair market value per share of Quanta common stock on the date of grant.

- **Prohibition on Repricing.** Repricing of stock options and stock appreciation rights without the approval of our stockholders is expressly prohibited.

- **No Liberal Change in Control Definition.** The 2019 Omnibus Plan does not include a "liberal" change in control definition (i.e., mergers require actual consummation).

- **No Excise Tax Gross-Ups.** A default "best-net" parachute payment provision states that either parachute payments will be reduced to avoid excise taxes or a participant will receive the full benefit and pay the related excise taxes, whichever results in the better after-tax result for the participant.

- **Transfer Restrictions.** The 2019 Omnibus Plan includes robust transfer restrictions, including that no award may be transferred to a third-party financial institution for value.

- **Fixed Term and Fixed Share Authorization.** The 2019 Omnibus Plan has a term of ten years and does not have an evergreen" feature (i.e., the amount of shares authorized is fixed and can only be increased with stockholder approval).

## Rationale for Shares Requested

The Compensation Committee carefully monitors our annual net burn rate, which is the rate at which awards are granted as a percentage of outstanding shares of Quanta common stock, and potential stockholder dilution in order to maximize stockholder value, and the number of equity incentive awards granted is limited to the amount believed necessary to attract, retain and motivate key personnel. Quanta believes that the number of shares requested pursuant to the Amendment, together with the remaining shares currently available for grant under the 2019 Omnibus Plan, will be sufficient for equity awards over approximately the next three years. This view is based on several assumptions, including that our grant practices will be consistent with our historical practices and usage, and is dependent on a number of other factors that are difficult to predict or beyond our control, including the price of Quanta common stock underlying future grants, our hiring activity, forfeitures of outstanding awards and other circumstances that may require us to change our equity grant practices. These underlying assumptions and factors cannot be predicted with certainty, and to the extent they change, the number of shares requested may not last for the estimated period of time.

Additionally, if stockholders do not approve the Amendment, we expect that we will have an insufficient number of shares available to make equity-based compensation a meaningful part of our employees' overall compensation in the future, requiring us to consider providing additional cash awards or remuneration in order to maintain competitive levels of compensation. We believe that outcome could negatively impact our ability to align employee compensation with the interests of stockholders. Quanta believes, based on certain assumptions similar to those described above, that the number of shares currently available for issuance under the 2019 Omnibus Plan, if the Amendment is not approved, could be depleted in approximately one year.

# Outstanding Full-Value Awards and Shares Available

The following table sets forth (i) the actual amount of outstanding full-value awards and shares remaining available for future grants under the 2019 Omnibus Plan as of March 31, 2022 and (ii) the amount of outstanding full-value awards and shares remaining available for future grants assuming the Amendment was approved by stockholders as of April 1, 2022.

| | Outstanding Stock Options | Outstanding Full-Value Awards As of April 1, 2022[1] | Shares Available for Future Grant As of April 1, 2022 |
|---|---|---|---|
| Prior to Approval of the Amendment | – | 4,178,721 | 1,335,084 |
| Upon Approval of the Amendment | – | 4,178,721 | 3,508,084 |

[1] Amount includes unvested RSUs that may be settled in Quanta common stock and a target amount of unearned and unvested awards of PSUs. The number of PSUs that will become earned and vest, and the resulting number of shares of Quanta common stock to be issued, will be determined as soon as administratively practicable after completion of the applicable performance period, and the number of shares of Quanta common stock ultimately issued can range from 0% to a maximum of 200% of the target number. Amount excludes 303,619 previously vested RSUs and previously earned and vested PSUs for which settlement has been deferred according to prior deferral elections.

# Summary of 2019 Omnibus Plan

The material terms of the 2019 Omnibus Plan, as proposed to be amended by the Amendment, are set forth below and are qualified in their entirety by the full text of the Amendment, which is included in *Appendix B* to this Proxy Statement and the full text of the 2019 Omnibus Plan, which is included in *Appendix C* to this Proxy Statement and is marked to show the changes proposed by the Amendment.

## Number of Shares Authorized

The 2019 Omnibus Plan currently reserves for awards thereunder an aggregate of 7,466,592 shares of Quanta common stock, plus any shares of Quanta common stock underlying share-settling awards previously awarded pursuant to the 2011 Omnibus Plan that are forfeited, canceled, expired or settled in cash after May 23, 2019. In the event the Amendment is approved, an additional amount of 2,173,000 shares of Quanta common stock would also be available for awards under the 2019 Omnibus Plan.

All of such shares are available for awards of incentive stock options. If any award granted under the 2019 Omnibus Plan is forfeited, cancelled or expires or lapses without being exercised, the shares subject to such award are again made available for future grant. Shares of Quanta common stock that are used to pay the exercise price of an option, that are tendered or withheld to satisfy a participant's tax withholding obligation or are reacquired by Quanta with the proceeds of an option exercise are not available for re-grant under the 2019 Omnibus Plan. If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2019 Omnibus Plan, the number of shares covered by awards then outstanding under the 2019 Omnibus Plan, the limitations on awards under the 2019 Omnibus Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

No more than 1,000,000 shares subject to awards may be granted to any individual during any calendar year. Additionally, the aggregate value of awards granted under the 2019 Omnibus Plan, together with any cash compensation granted under the 2019 Omnibus Plan or otherwise, during any calendar year to any non-employee director may not exceed $500,000, except that for any non-employee director who is serving as Chairman of the Board or Lead Director of the Board such compensation may not exceed $750,000 per calendar year and for any non-employee director who is serving in his or her first calendar year on the Board such compensation may not exceed $750,000 for such first calendar year.

Awards under the 2019 Omnibus Plan may be granted in assumption of or in substitution for outstanding awards previously granted by an entity acquired by Quanta ("Substitute Awards"). Substitute Awards do not count against the aggregate number of shares reserved for awards under the 2019 Omnibus Plan.

In the event that Quanta acquires an entity that has stockholder approved shares under a pre-existing incentive plan, Quanta may use such shares (after adjustment, if applicable, as appropriate to reflect the transaction) for awards to individuals who were not employees of Quanta or its affiliates prior to such transaction, and such awards shall not reduce the shares of Quanta common stock reserved for awards under the 2019 Omnibus Plan.

## Administration and Eligibility

The Compensation Committee administers the 2019 Omnibus Plan, and subject to applicable regulations and the terms of the 2019 Omnibus Plan described below, has the authority to grant awards under the 2019 Omnibus Plan, to interpret the 2019 Omnibus Plan, to determine the terms and conditions of any agreements evidencing any awards granted under the 2019 Omnibus Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2019 Omnibus Plan. In addition, the Compensation Committee may delegate to a committee of one or more members of the Board (i) the authority to grant awards with respect to a specified maximum aggregate value or number of shares of Quanta common stock to participants who are not officers or directors of Quanta and/or (ii) the administrative duties under the 2019 Omnibus Plan with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Compensation Committee.

Employees, directors, officers, advisors or consultants of Quanta or its affiliates are eligible to participate in the 2019 Omnibus Plan, as are prospective employees, directors, officers, consultants or advisors of Quanta who have agreed to serve us in those capacities. As of December 31, 2021, Quanta had nine non-employee directors, eight executive officers, approximately 43,700 employees and less than approximately 50 consultants or advisors to Quanta who are, in each case, eligible to participate in the 2019 Omnibus Plan.

## Awards Available for Grant

We may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights ("SARs"), restricted stock awards, RSUs, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing under the 2019 Omnibus Plan. All future awards under the 2019 Omnibus Plan must have a vesting period or restriction period that is at least one year from the date the award is granted, except that such limitation does not apply to Substitute Awards, shares of Quanta common stock delivered in settlement of vested cash awards, awards to nonemployee directors that are scheduled to vest at the next annual meeting which is at least 50 weeks after the previous annual meeting and 5% of all shares reserved for awards under the 2019 Omnibus Plan.

- **Options.** The Compensation Committee has authority to grant options to purchase shares of Quanta common stock ("Options") that are either "qualified," meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or "non-qualified," meaning they are not intended to (or otherwise do not) satisfy the requirements of Section 422 of the Code. Options granted under the 2019 Omnibus Plan are subject to the terms and conditions established by the Compensation Committee. Under the terms of the 2019 Omnibus Plan, the exercise price per share of an Option may not be less than the fair market value per share of Quanta common stock at the time of grant. Options granted under the 2019 Omnibus Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an Option granted under the 2019 Omnibus Plan is ten years from the date of grant (or five years in the case of a qualified Option granted to a 10% stockholder). If a participant who has terminated employment is prohibited, by law or Quanta policy (e.g., due to a blackout period or lock-up), from exercising an Option during the otherwise permissible post-termination exercise period, the post-termination exercise period of the Option will be extended for the later of 30 days after the end of such prohibition or the expiration of the original post-termination exercise period of the Option. Payment in respect of the exercise of an Option may be made in cash or by check, or the Compensation Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method, or by such other method as the Compensation Committee may determine to be appropriate. If not previously exercised, an Option will be exercised automatically on the last trading day of its term if on such date the fair market value of a share of Quanta common stock exceeds the exercise price per share of the Option.

- **SARs.** The Compensation Committee is authorized to award SARs under the 2019 Omnibus Plan. SARs are subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or a combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. The strike price per share for each SAR may not be less than the fair market value per share of Quanta common stock at the time of grant. An Option granted under the 2019 Omnibus Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an Option. SARs granted in connection with an Option are subject to terms similar to the Option corresponding to such SARs. The terms of the SARs are subject to terms established by the Compensation Committee and reflected in the award agreement. If a participant who has terminated employment is prohibited, by law or Quanta policy, from exercising a SAR during the otherwise permissible post-termination exercise period, the post-termination exercise period of the SAR will be extended for the later of 30 days after the end of such prohibition or the original post-termination exercise period of the SAR. If not previously exercised, a SAR will be exercised automatically on the last trading day of its term if on such date the fair market value of a share of Quanta common stock exceeds the strike price per share of the SAR.

- **Restricted Stock.** The Compensation Committee is authorized to award restricted stock under the 2019 Omnibus Plan. Restricted stock is Quanta common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Restrictions on restricted stock lapse at such times determined by the Compensation Committee in accordance with the terms of the 2019 Omnibus Plan and specified in the applicable award agreement. Generally, if a participant terminates employment or service during the restricted period, then any unvested restricted stock is forfeited. The Compensation Committee may determine the terms of the restricted stock awards. Any dividends with respect to an award of restricted stock will not be payable until the expiration of the restriction period with respect to the underlying award and will be forfeited to the extent the award of restricted stock is forfeited.

- **Restricted Stock Unit Awards.** The Compensation Committee is authorized to award RSUs under the 2019 Omnibus Plan. RSUs vest at such times as determined by the Compensation Committee and specified in the applicable award agreement. If a participant terminates employment or service during the period of time over which all or a portion of the units are to be earned, then any unvested units are generally forfeited. The Compensation Committee may determine the terms of such RSUs. At the election of the Compensation Committee, the participant receives a number of shares of Quanta common stock equal to the number of RSUs that vest or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the RSUs vest. An award of RSUs may include rights to the equivalent of any dividends that would have been payable on a like-number of shares of Quanta common stock. Any such dividend equivalents will not be payable until the expiration of the restriction period with respect to the underlying award and will be forfeited to the extent the award of RSUs is forfeited.

- **Stock Bonus Awards.** The Compensation Committee is authorized to grant awards of unrestricted shares of Quanta common stock or other awards denominated in shares of Quanta common stock, either alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine.

- **Performance Compensation Awards.** The Compensation Committee is authorized to grant restricted stock, RSUs, stock bonus awards or cash bonus awards under the 2019 Omnibus Plan in the form of a performance compensation award.

- **Dividend / Dividend Equivalents.** With respect to any award granted under the 2019 Omnibus Plan (other than Options and SARs), the Compensation Committee may also grant dividend equivalent rights which shall entitle the participant to an amount equal to all dividends and other distributions that are payable during the restricted period on a like-number of shares of Quanta common stock. As further clarified by the Amendment, dividends and dividend equivalents, as applicable, will not be payable unless and until the corresponding award vests and the restrictions on such award lapse, and in the event the underlying award is forfeited, any dividends or dividend equivalents with respect to such award shall also be forfeited.

With regard to a particular performance compensation award, the Compensation Committee has sole discretion to select the length of the performance period, the type of award to be issued, the performance criteria, the performance goals and the performance formula.

Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of a participant and Quanta (and/or any affiliate, division, reportable segment or operating company of Quanta or any combination of the foregoing), as the Compensation Committee may deem appropriate, or may be compared to the performance of a selected group of comparison companies or a published or special index that the Compensation Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Compensation Committee also has the authority to provide for accelerated vesting of any performance award based on the achievement of performance goals pursuant to the applicable performance criteria.

## Other Terms

- **Transferability.** Each award may be exercised during the participant's lifetime only by the participant or, if permissible under applicable law, by the participant's guardian or legal representative, and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Compensation Committee, however, may permit awards (other than incentive stock options) to be transferred to family members, a trust for the benefit of such family members, or a partnership or limited liability company whose partners or stockholders are the participant and his or her family members.

- **Term and Amendment.** The 2019 Omnibus Plan has a term of ten years from the date of stockholder approval. The Board may amend, suspend or terminate the 2019 Omnibus Plan at any time; however, stockholder approval may be necessary if the law so requires. No amendment, suspension or termination can materially and adversely affect the rights of any participant or recipient of any award without their consent.

- **Repricing of Options and SARs.** Without stockholder approval, except in the event of certain corporate transactions or events, including a Change in Control, (i) no amendment or modification may reduce the exercise price of an Option or strike price of a SAR, (ii) the Compensation Committee may not cancel, exchange, substitute, buyout or cash out any outstanding Option or SAR the exercise or strike price, as applicable, of which exceeds the fair market value of a share of Quanta common stock and (iii) the

Compensation Committee may not take any other action that is considered "repricing" for purposes of stockholder approval rules of the applicable securities exchange on which the Quanta common stock is listed.

- **Change in Control.** Except as may otherwise be provided in an award agreement or the employment agreement of a participant, in the event of a Change in Control (as defined in the 2019 Omnibus Plan), all outstanding Options and equity awards (other than performance compensation awards) issued under the 2019 Omnibus Plan will become fully vested and free from restrictions, and performance compensation awards will vest, as determined by the Compensation Committee, based on the level of attainment of the specified performance goals.

- **Termination of Employment.** Unless specifically provided otherwise in an award agreement or employment agreement, generally, upon a termination of employment other than for Cause (as defined in the 2019 Omnibus Plan): (i) unvested Options terminate, and vested Options may be exercised following the termination of a participant's employment for a period of one year in the event of the participant's death or Disability (as defined in the 2019 Omnibus Plan) or 90 days in the event of a termination other than due to the participant's death or Disability, provided that Options may not be exercised after the expiration date set forth in a stock option agreement; (ii) unvested restricted stock and RSUs are forfeited and terminate; and (iii) the right to receive any payment pursuant to performance compensation awards (including performance compensation awards in the form of performance units) terminates.

- **Restrictive Covenants.** By accepting an award under the 2019 Omnibus Plan, each participant agrees to certain confidentiality, non-solicitation, non-disparagement and other restrictive covenants.

- **Clawback Policy.** Awards under the 2019 Omnibus Plan are subject to clawback, recoupment or recovery as deemed appropriate by the Board to the extent required by law or Quanta's clawback policy, which is described in more detail in *Compensation Discussion & Analysis – Clawback Policy* above, or upon the Board's determination that a participant has violated applicable restrictive covenants.

- **280G "Best Pay" Provision.** Any amounts payable in connection with a change in control of Quanta that may constitute "excess parachute payments" will either be reduced to avoid excise taxes or paid in full, whichever results in the better after-tax result for the participant.

# U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of the grant and exercise and vesting of awards under the 2019 Omnibus Plan and the disposition of shares of Quanta common stock acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant. Further, this summary is not intended to constitute tax advice to participants in the 2019 Omnibus Plan, who should consult their own tax advisors.

- **Non-Qualified Stock Options.** No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares underlying such options over the option exercise price paid at the time of exercise.

- **Incentive Stock Options**. A participant receiving tax-qualified incentive stock options ("ISOs") should not recognize taxable income upon grant or at the time of exercise. However, the excess of the fair market value of the shares of Quanta common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two (2) years from the date of grant and one (1) year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We or our affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares subject to Code limitations. In addition, if an otherwise tax qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

- **Restricted Stock.** A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b) of the Code, the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.

- **Restricted Stock Units.** A participant will not be subject to tax upon the grant of an RSU award. Rather, upon the delivery of shares or cash pursuant to an RSU award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award.

- **SARs.** No income will be realized by a participant upon grant of an SAR. Upon the exercise of an SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR.

- **Stock Bonus Awards.** A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the shares of Quanta common stock subject to the award are transferred to the participant over the amount the participant paid for such shares, if any.

- **Dividend Equivalents.** A participant will have taxable compensation equal to the fair market value of the cash paid at the time of payment.

- **Deductions; Limitations.** In general, Quanta will be entitled to a deduction in the amount equal to the income recognized by a participant in connection with an award under the 2019 Omnibus Plan. However, certain limitations on the deductibility of such amounts under the Code may apply.

In general, Section 162(m) of the Code limits the Company's compensation deduction to $1,000,000 paid in any tax year to any "covered employee" as defined under Section 162(m). Section 162(m) may result in all or a portion of the awards granted under the 2021 Plan to "covered employees" failing to be deductible to the Company for federal income tax purposes.

Certain types of awards under the 2019 Omnibus Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2019 Omnibus Plan and awards granted under the 2019 Omnibus Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from the requirements of Section 409A of the Code and the Treasury Regulations thereunder and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2019 Omnibus Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

# Plan Benefits

## New Plan Benefits

Future grants under the 2019 Omnibus Plan will be made at the discretion of the Compensation Committee and, accordingly, are not yet determinable. In addition, the value of the awards granted under the 2019 Omnibus Plan will depend on a number of factors, including the fair market value per share of Quanta common stock on future dates, the exercise decisions made by the participants and/or the extent to which any applicable performance goals necessary for vesting or payment are achieved. Consequently, it is not possible to determine the benefits that might be received by participants under the 2019 Omnibus Plan, including awards under any future long-term incentive plan or discretionary awards.

Further, since any automatic awards to our non-employee directors will depend on the non-employee director's continued service and the Board's discretion to vary the type and terms of any awards in the future, it is not possible to determine the exact number of shares that will be subject to such awards. However, as described in *Corporate Governance – Director Compensation*, under the non-employee director compensation program that will be effective as of the date of the Annual Meeting, each person serving as a non-employee director on the date of an annual meeting of stockholders will receive an award of RSUs having a value of $160,000 and a person serving as the non-employee Chairman of the Board will receive an additional award of RSUs having a value of $90,000 (each award determined based on the average closing price of Quanta common stock for the twenty consecutive trading days immediately preceding the date of grant).

The following table summarizes the aggregate value of the awards that our current non-employee directors standing for reelection at the Annual Meeting as a group will receive if they remain a director following the 2022 Annual Meeting and highlights the fact that none of our executive officers (including our named executive officers) or employees will receive any set benefits or awards that are conditioned upon stockholder approval of the Amendment. All other future awards are discretionary and cannot be determined at this time.

| Name and Position | Dollar Value | Number of Units |
|---|---|---|
| Earl C. (Duke) Austin, Jr. | – | – |
| Derrick A. Jensen | – | – |
| Paul C. Gregory | – | – |
| Redgie Probst | – | – |
| Donald C. Wayne | – | – |
| All current executive officers as a group[1] | – | – |
| All non-employee directors as a group[2] | 1,370,000 | – |
| All non-executive officer employees as a group | – | – |

[1] Consists of Messrs. Austin, Jensen, Gregory, Probst, Wayne and Nobel and Ms. Desai and Ms. Upperman.

[2] The number of shares subject to each non-employee director's award of RSUs will not be determinable until the grant date. See *Corporate Governance – Director Compensation* for additional information.

## Existing Plan Benefits

The following table sets forth information regarding the number of shares of Quanta common stock subject to equity awards granted to certain persons under the 2019 Omnibus Plan from inception through March 31, 2022:

| Name and Position | Number of Shares Subject to Equity Awards Granted Under 2019 Omnibus Plan[1] |
|---|---|
| Earl C. (Duke) Austin, Jr. | 494,285 |
| Derrick A. Jensen | 127,775 |
| Paul C. Gregory | 209,441 |
| Redgie Probst | 133,514 |
| Donald C. Wayne | 87,118 |
| All current executive officers as a group[2] | 1,181,752 |
| All non-employee directors as a group | 85,846 |
| All non-executive officer employees as a group | 4,862,955 |

[1] Amounts include, as applicable with respect to PSUs, the number of earned and vested PSUs that have been awarded under the 2019 Omnibus Plan and a target amount of unearned and unvested awards of PSUs. With respect to unearned and unvested PSUs, the number that will ultimately become earned and vest, and the resulting number of shares of Quanta common stock to be issued, will be determined as soon as administratively practicable after completion of the applicable performance period, and the number of shares of Quanta common stock ultimately issued can range from 0% to a maximum of 200% of the target amount.

[2] Consists of Messrs. Austin, Jensen, Gregory, Probst, Wayne and Nobel and Ms. Desai and Ms. Upperman.

## Board Recommendation

**The Board of Directors unanimously recommends a vote FOR approval of the Amendment to the 2019 Omnibus Plan.**

# SECURITY OWNERSHIP

## Security Ownership of Certain Beneficial Owners

The following table sets forth information, as of April 4, 2022, unless otherwise indicated, with respect to each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of Quanta common stock. Except as indicated otherwise, the beneficial owners named below have sole voting and investment power with respect to the shares indicated as beneficially owned.

| Name and Address of Beneficial Owner | Title of Class | Number of Shares of Quanta Common Stock Beneficially Owned | Percent of Class[1] |
|---|---|---|---|
| The Vanguard Group, Inc.<br>100 Vanguard Blvd.<br>Malvern, Pennsylvania 19355 | Common Stock | 15,181,219[2] | 10.6% |
| BlackRock, Inc.<br>55 East 52nd Street<br>New York, New York 10055 | Common Stock | 10,971,736[3] | 7.6% |
| FMR LLC<br>245 Summer Street<br>Boston, Massachusetts 02210 | Common Stock | 7,439,976[4] | 5.2% |

[1] The percent of class beneficially owned is calculated based on 143,768,275 shares of Quanta common stock issued and outstanding as of April 4, 2022. In addition, if a person has the right to acquire beneficial ownership of shares within 60 days following April 4, 2022, those shares are deemed beneficially owned by that person as of that date and are deemed to be outstanding solely for the purpose of determining the percentage of Quanta common stock owned. Those shares are not included in the computations for any other person.

[2] The Vanguard Group, Inc. reported on Schedule 13G/A (Amendment No. 13) filed with the SEC on February 10, 2022 that, as of December 31, 2021, it held sole dispositive power over 14,719,830 shares, shared voting power over 172,276 shares, and shared dispositive power over 461,389 shares.

[3] BlackRock, Inc. reported on Schedule 13G/A (Amendment No. 13) filed with the SEC on February 1, 2022 that, as of December 31, 2021, it had sole voting power with respect to 10,147,562 shares and sole dispositive power over all 10,971,736 shares. Certain subsidiaries of BlackRock, Inc. are listed on Appendix A to the Schedule 13G/A as having acquired reported shares.

[4] FMR LLC reported on Schedule 13G/A (Amendment No. 1) filed with the SEC on February 9, 2022 that, as of December 31, 2021, it held sole voting power with respect to 3,741,647 shares and sole dispositive power over all 7,439,976 shares. Certain subsidiaries of FMR LLC are listed on Appendix A to the Schedule 13G/A as having acquired reported shares. An affiliate of FMR LLC is the third-party administrator for the Company's 401(k) plan, equity incentive compensation plan and non-qualified deferred compensation plans. In 2021, we paid such affiliate approximately $750,000 for services related to such plans.

# Security Ownership of Management

The following table sets forth, as of April 4, 2022, the number of shares of Quanta common stock beneficially owned by (i) each of our directors and director nominees, (ii) each of our NEOs listed in the 2021 Summary Compensation Table and (iii) all of our directors and executive officers as a group. Unless otherwise noted, the address of each beneficial owner is c/o Quanta Services, Inc., 2800 Post Oak Boulevard, Suite 2600, Houston, Texas 77056.

| Name of Beneficial Owner | Number of Shares of Quanta Common Stock Beneficially Owned[1] | |
|---|---|---|
| | Number[2] | Percent of Class |
| Non-Employee Directors:[3] | | |
| Vincent D. Foster | 243,431[4][5] | * |
| Bernard Fried | 50,299[4][5][6] | * |
| David M. McClanahan | 42,176[4] | * |
| Margaret B. Shannon | 41,185[4] | * |
| Worthing F. Jackman | 33,654[4][5] | * |
| Doyle N. Beneby | 25,963[4] | * |
| Pat Wood, III | 20,423[4][5] | * |
| Martha B. Wyrsch | 8,572[4] | * |
| Holli C. Ladhani | 1,479[4] | * |
| Named Executive Officers: | | |
| Earl. C. (Duke) Austin, Jr. | 784,950[5][6][7] | * |
| Derrick A. Jensen | 325,788[5][7] | * |
| Paul C. Gregory | 148,350[7] | * |
| Redgie Probst | 63,159[6][7] | * |
| Donald C. Wayne | 51,272[6][7] | * |
| All directors and executive officers as a group (17 persons) | 1,857,305[4][5][6][7] | 1.3% |

\* Percentage of shares does not exceed 1%.

[1] The percent of class beneficially owned is calculated based on 143,768,275 shares of Quanta common stock issued and outstanding as of April 4, 2022, adjusted as required by the rules promulgated by the SEC. Shares of Quanta common stock that may be acquired upon vesting of RSUs within 60 days of April 4, 2022 and vested equity awards that are not yet settled are deemed outstanding and beneficially owned by the person holding such RSUs for purposes of computing the number of shares and percentage beneficially owned, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.

[2] Except as otherwise indicated, the persons named have sole voting and investment power with respect to all shares of Quanta common stock shown as beneficially owned by them, subject to community property laws where applicable.

[3] Mr. Austin is an executive officer and director of Quanta, but his beneficial ownership is reported with the executive officers.

[4] Includes shares that may be acquired upon vesting of RSUs within 60 days of April 4, 2022 as follows: 2,501 shares for Mr. McClanahan; 1,479 shares for Ms. Ladhani; 1,563 shares for each of the other non-employee directors; and 15,737 shares for all directors and executive officers as a group.

[5] Includes RSUs and PSUs for which settlement has been or will be deferred, pursuant to the deferred compensation plans maintained by Quanta as follows: 23,558 units for Foster; 28,526 units for Mr. Fried; 14,750 units for Mr. Jackman; 6,035 units for Mr. Wood; 48,034 units for Mr. Austin; 7,856 units for Mr. Jensen; and 140,473 units for all directors and executive officers as a group.

[6] Includes shares held by family members or family trusts or family limited partnerships as to which the named person and his or her spouse have shared voting and investment power as follows: 14,747 shares for Mr. Fried; 20,000 shares for Mr. Austin; 20,000 shares for Mr. Probst; 500 shares for Mr. Wayne; and 55,247 shares for all directors and executive officers as a group.

[7] Does not include shares underlying PSUs that vest only to the extent performance objectives are achieved as follows: 255,184 units for Mr. Austin; 58,317 units for Mr. Jensen; 95,590 units for Mr. Gregory; 56,648 units for Mr. Probst; 39,761 units for Mr. Wayne; and 531,701 units for all directors and officers as a group.

# Employee, Officer and Director Hedging

Under Quanta's Insider Trading Policy, the Company's directors and executive officers, certain other Company employees, designated by virtue of their position and access to material nonpublic information, and certain of their respective family members are prohibited from entering into certain specified transactions in securities of the Company. Family members include those who reside with the director or employee and those who do not live in their household but whose transactions are directed by or subject to their influence or control.

The prohibited transactions include short sales, puts, calls or other derivative securities, on an exchange or in any other organized market, as well as hedging, monetization transactions or similar arrangements, such as prepaid variable forwards, forward sale contracts, equity swaps, collars, zero-cost collars and other derivative transactions. These prohibitions apply to transactions involving all Company securities, including Quanta common stock, options to purchase Quanta common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company's securities.

# CERTAIN TRANSACTIONS

## Related Party Transactions

North Houston Pole Line, L.P. ("North Houston"), a wholly-owned subsidiary of Quanta, is a party to certain facility leases with Properties, Etc., the general partner and 50% owner of which is Earl C. (Duke) Austin, Jr., who is our President, Chief Executive Officer and a director. During 2021, North Houston paid an aggregate of $498,743 to Properties, Etc. in rent expense related to these leases. These leases have terms through August 2026, and as of December 31, 2021, provided for aggregate remaining lease obligations of $2,412,441 through the conclusion of the lease terms. In addition, North Houston is a party to a facility lease with Mr. Austin and paid Mr. Austin $163,680 in rent expense for 2021 related to this lease. As of December 31, 2021, the aggregate remaining lease obligations under this lease were $813,120 through the conclusion of the lease term in August 2026. Further, North Houston is a party to a facility lease with Mr. Austin's father and paid Mr. Austin's father $204,600 in rent expense for 2021 related to this lease. As of December 31, 2021, the aggregate remaining lease obligations under this lease were $1,016,400 through the conclusion of the lease term in August 2026. These leases relate primarily to facilities that were occupied by North Houston when Quanta acquired North Houston in 2001. Based upon an independent market valuation, we believe that the rental rates of these leases are aligned with fair market value.

Probst Electric Inc. ("Probst Electric") and Summit Line Construction, Inc. ("Summit"), each a wholly-owned subsidiary of Quanta, are party to certain facility leases with Three String Holdings, LLC, the 40% owner of which is Redgie Probst, who is our Chief Operating Officer. During 2021, these subsidiaries of Quanta paid an aggregate of $816,127 to Three String Holdings in rent expense related to these leases. These leases have terms extending through October 2028, and as of December 31, 2021, provided for aggregate remaining lease obligations of $4,420,991 through the conclusion of the lease terms. In addition, Probst Electric and Summit are party to aircraft dry lease agreements with Wasatch Aviation 1, LLC, the 50% owner of which is Mr. Probst. These agreements provide for certain business and operational-related travel, and subsidiaries of Quanta paid an aggregate of $1,447,228 in 2021 to Wasatch Aviation under these leases. Additionally, during 2021, 3 String Cattle Co. LLC, the sole owner of which is Mr. Probst, sold a custom-built emergency response vehicle to the Company for $1,316,720, which represents the actual cost of the vehicle without mark-up or profit to the seller. Quanta believes that this transaction has legitimate business purpose and was beneficial to Quanta, as the vehicle will be utilized in the Company's emergency response operations, and a similar vehicle purchased from an unrelated third party would have been more expensive and required significant lead time to accommodate construction. During 2021, Mr. Probst and Three String Holdings also purchased certain vehicles for approximately $81,000 from certain other wholly-owned subsidiaries of Quanta and procured approximately $163,000 of services from Probst Electric for work on properties owned by Mr. Probst and Three Strings Holdings. Quanta believes that these transactions were beneficial to Quanta, as the equipment sold was no longer utilized and the amounts paid for the equipment and services were in alignment with market rates available to unrelated third parties.

During 2021, Irby Construction Company ("Irby"), a wholly-owned subsidiary of Quanta, entered into a master services agreement with Principle Services, LLC, an affiliate of Hunt Energy Network, the chief executive officer of which is Pat Wood, III. Mr. Wood is currently a director of Quanta, but has not been nominated for reelection at the Annual Meeting. Pursuant to the master services agreement, Irby will perform certain services related to battery storage facilities, and as of March 2022 Irby has been contracted to perform services representing approximately $1.95 million in revenues, and such services are expected to be completed during 2022. Additional services may be provided by Irby pursuant to the master services agreement.

During 2021, Quanta employed Travis Grindstaff, the brother of Nicholas M. Grindstaff, who served as an executive officer for a portion of 2021. Travis Grindstaff received an aggregate of approximately $316,000 from Quanta in salary, non-equity incentive compensation, health and welfare coverage and 401(k) plan matching contributions for 2021. In addition, during 2021 we granted 467 RSUs to Travis Grindstaff, with a grant date fair value of $82.73 per share, vesting in three equal annual installments beginning in the first quarter of 2022. The RSUs were granted on the same terms and conditions as RSUs granted to other U.S. employees in 2021.

## Review of Related Party Transactions

We have a written policy and procedures for the review, approval and ratification of transactions with related persons. Under our policy, related persons include, among others, our executive officers and corporate employees, certain employees of our subsidiaries, directors, principal stockholders, and immediate family members of such persons. The transactions covered under our policy generally include any business transaction between Quanta and a related person, including, among others, the lease of real property from a related person, the employment of a related person, the sale of inventory or supplies to or the purchase of inventory or supplies from a related person, and the supply of services to or receipt of services from a related person. Related party transactions involving an amount exceeding $120,000 and in which any of our directors, director nominees, executive officers, beneficial owners of greater than five percent (5%) of any class of our voting securities, or any immediate family members of the foregoing may have an interest require the approval of the Audit Committee. In considering the approval of any related party transaction, a legitimate business case must be presented that includes, among other things, whether the transaction terms are no less favorable than the terms generally available to an unaffiliated third party, the materiality of the transaction and the reasons that the transaction is beneficial to Quanta.

# Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file various reports with the SEC concerning their holdings of, and transactions in, our securities. Copies of these filings must be furnished to us. Based solely on our review of the copies of those forms furnished to us and written certifications from our directors and executive officers, we believe that, during 2021, all of our directors and executive officers were in compliance with the applicable filing requirements, except that two reports on Form 4 for J. Michal Conaway, a former director of the Company, covering two acquisitions of a single share of Quanta common stock through broker-administered dividend reinvestment programs, were filed late.

# GENERAL INFORMATION

## Questions and Answers about the Annual Meeting

### What is the purpose of the Annual Meeting?

The Annual Meeting will be Quanta's regular annual meeting of stockholders, and stockholders will be asked to vote on the following matters:

- election of nine directors nominated by Quanta's Board;
- approval, by non-binding advisory vote, of Quanta's executive compensation;
- ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for fiscal year 2022; and
- approval of the Amendment to the 2019 Omnibus Plan to, among other things, increase the number of shares of Quanta common stock that may be issued thereunder by 2,173,000 shares.

### How does the Board recommend that stockholders vote?

The Board recommends that stockholders vote as follows:

- FOR the election of all nominees as directors;
- FOR the advisory resolution approving Quanta's executive compensation;
- FOR ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for fiscal year 2022; and
- FOR approval of the Amendment to the 2019 Omnibus Plan to, among other things, increase the number of shares of Quanta common stock that may be issued thereunder by 2,173,000 shares

### When and where is the Annual Meeting?

The Annual Meeting will be held in the Williams Tower, 2nd Floor Conference Center, Auditorium No. 1, located at 2800 Post Oak Boulevard, Houston, Texas 77056, on May 27, 2022 at 8:30 a.m. local time. As always, we encourage you to vote your shares prior to the Annual Meeting.

### Who can attend the Annual Meeting?

All stockholders of record as of April 1, 2022, or their duly appointed proxies, may attend the Annual Meeting, and each may be accompanied by one guest. Seating, however, is limited. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration and seating will begin at 8:00 a.m. on May 27, 2022. Each stockholder will be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. To obtain directions to the Annual Meeting, please contact our Corporate Secretary at (713) 629-7600.

If you hold your shares in "street name" (that is, through a broker, bank or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the Annual Meeting.

### Who is entitled to vote at the Annual Meeting?

Holders of record of Quanta common stock at the close of business on April 1, 2022, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the Annual Meeting, or at any adjournments or postponements of the Annual Meeting, unless a new record date is then set. As of April 1, 2022, there were 143,769,156 shares of Quanta common stock outstanding and entitled to vote.

## What are the voting rights of the holders of Quanta common stock?

Each share of Quanta common stock is entitled to one vote on each matter on which it may vote. The required vote to approve each item to be voted on at the Annual Meeting is described below.

## What vote is required to approve each item to be voted on at the Annual Meeting?

Directors are elected by a majority of the votes cast with respect to such director in uncontested elections, such that a nominee for director will be elected to the Board if the votes cast FOR the nominee's election exceed the votes cast AGAINST such nominee's election. Abstentions and broker non-votes are not counted as votes cast for purposes of the election of directors and, therefore, will have no effect on the outcome of such election. Even if a nominee is not re-elected, he or she will remain in office as a director until his or her earlier resignation or removal. Each of the current director nominees has signed a letter of resignation that will be effective if the nominee is not re-elected at the Annual Meeting and the Board accepts the resignation following the Annual Meeting. If a nominee is not re-elected, the Board will decide whether to accept the director's resignation in accordance with the procedures listed in Quanta's Corporate Governance Guidelines, which are available in the Investor Relations / Governance section of our website at www.quantaservices.com.

Advisory approval of the resolution on Quanta's executive compensation, ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm and approval of the Amendment to the 2019 Omnibus Plan will be decided by a majority of the votes cast with respect to such matter, such that votes cast FOR the proposal must exceed the votes cast AGAINST the proposal for the proposal to succeed. Abstentions and broker non-votes are not counted as votes cast for purposes of these proposals and will have no effect on the outcome of the vote on such proposals. Additionally, with respect to approval of the resolution on Quanta's executive compensation, the results of the vote are not binding on the Board, whether or not the proposal is adopted by the aforementioned voting standard. In evaluating the vote on this resolution, the Board intends to consider the voting results in their entirety.

Any other matter properly brought before the Annual Meeting will be decided by the affirmative vote of a majority of the votes cast with respect to the matter.

## Why did I receive a notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

In accordance with SEC rules, we are providing access to our proxy materials over the Internet. As a result, we have sent to most of our stockholders a notice instead of a paper copy of the proxy materials. The notice contains instructions on how to access the proxy materials over the Internet and how to request a paper copy. In addition, stockholders may request to receive future proxy materials in printed form by mail or electronically by e-mail. A stockholder's election to receive proxy materials by mail or e-mail will remain in effect until the stockholder terminates it.

## Why didn't I receive a notice in the mail regarding the Internet availability of proxy materials?

We are providing certain stockholders, including those who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a notice. If you would like to reduce the costs incurred by Quanta in printing and mailing proxy materials, you can consent to receive all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions provided with your proxy materials and on your proxy card or voting instruction card to vote using the Internet. When prompted, indicate that you agree to receive or access stockholder communications electronically in the future.

## Can I vote my stock by completing and returning the notice?

No. The notice will, however, provide instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card, or by submitting a ballot in person at the Annual Meeting.

## How can I access the proxy materials over the Internet?

Your notice or proxy card will contain instructions on how to view our proxy materials for the Annual Meeting on the Internet. Our proxy materials are available at www.proxydocs.com/PWR.

## How do I vote?

You may vote by any of the following methods:

(i) **Internet.** Vote on the Internet at www.proxypush.com/PWR. This website also allows electronic proxy voting using smartphones, tablets and other web-connected mobile devices (additional charges may apply pursuant to your service provider plan). Simply follow the instructions on the notice, or if you received a proxy card by mail, follow the instructions on the proxy card and you can confirm that your vote has been properly recorded. If you vote on the Internet, you can request electronic delivery of future proxy materials. Internet voting facilities for stockholders will be available 24 hours a day and will close at the start of the Annual Meeting for stockholders of record and at 11:59 p.m. (Eastern Time) on May 26, 2022 if you hold your shares in "street name."

(ii) **Telephone.** Vote by telephone by following the instructions on the notice or, if you received a proxy card, by following the instructions on the proxy card. Easy-to-follow voice prompts allow you to vote your stock and confirm that your vote has been properly recorded. Telephone voting facilities for stockholders will be available 24 hours a day and will close at the start of the Annual Meeting for stockholders of record and at 11:59 p.m. (Eastern Time) on May 26, 2022 if you hold your shares in "street name."

(iii) **Mail.** If you received a proxy card by mail, vote by mail by completing, signing, dating and returning your proxy card in the pre-addressed, postage-paid envelope provided. If you vote by mail and your proxy card is returned unsigned, then your vote cannot be counted. If you vote by mail and the returned proxy card is signed without indicating how you want to vote, then your proxy will be voted as recommended by the Board. If mailed, your completed and signed proxy card must be received by May 26, 2022.

(iv) **Meeting.** You may attend and vote at the Annual Meeting. The Board recommends that you vote using one of the first three methods discussed above, as it is not practical for most stockholders to attend and vote at the Annual Meeting. Using one of the first three methods discussed above to vote will not limit your right to vote at the Annual Meeting if you later decide to attend in person. If your stock is held in street name (for example, held in the name of a bank, broker, or other nominee), you must obtain a proxy executed in your favor from your bank, broker or other holder of record to be able to vote in person at the Annual Meeting.

## If I vote by telephone or Internet and received a proxy card in the mail, do I need to return my proxy card?

No, you do not need to return your proxy card if you vote by telephone or Internet.

## If I vote by mail, telephone or Internet, may I still attend the Annual Meeting?

Yes, you may attend the Annual Meeting even if you have voted by mail, telephone or Internet.

## Can I change my vote?

Yes. You may revoke your proxy before the voting polls are closed at the Annual Meeting, by the following methods:

- voting at a later time by Internet on the website www.proxypush.com/PWR as described above;
- voting at a later time by telephone, following the instructions included with your notice or proxy card, as described above;
- voting in person, or giving notice to the inspector of elections, at the Annual Meeting; or
- signing, dating and delivering to Quanta's Corporate Secretary a proxy with a later date or a written revocation of your most recent proxy.

The powers of the proxy holders will be revoked with respect to your shares if you attend the Annual Meeting in person and vote your shares in person by completing a written ballot. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy. If you hold your shares in street name and you instruct your broker, bank or other nominee how to cast votes on your behalf, you may later revoke your voting instructions by informing the holder of record in accordance with that entity's procedures.

## What is the effect of an advisory vote?

Because your vote with respect to approval of our named executive officer compensation is advisory, the voting results will not be binding upon the Board. However, our Compensation Committee and the Board will take the outcome of the vote into account when considering future compensation arrangements for our executive officers.

## What constitutes a quorum?

The holders of shares representing a majority of the aggregate outstanding shares entitled to vote must be present, in person or by proxy, to constitute a quorum to transact business at the Annual Meeting. As of April 1, 2022, there were 143,769,156 shares of Quanta common stock outstanding and entitled to vote.

Your stock is counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by Internet, telephone or mail. Abstentions and broker non-votes will be counted as present for purposes of establishing a quorum at the Annual Meeting.

## What are broker non-votes?

The NYSE permits brokers to vote their customers' stock held in street name on routine matters, such as the ratification of the appointment of our independent registered public accounting firm, when the brokers have not received voting instructions from their customers. However, the NYSE does not allow brokers to vote their customers' shares held in street name on non-routine matters unless they have received voting instructions from their customers. In such cases, the uninstructed shares for which the broker is unable to vote are called broker non-votes.

## What routine matters will be voted on at the Annual Meeting?

Ratification of the appointment of our independent registered public accounting firm is the only matter to be voted on at the Annual Meeting on which brokers may vote in their discretion on behalf of customers who have not provided voting instructions.

## What non-routine matters will be voted on at the Annual Meeting?

The election of directors, the advisory vote on executive compensation, and the proposal to approve the Amendment to the 2019 Omnibus Plan are non-routine matters on which brokers are not allowed to vote unless they have received voting instructions from their clients.

## What is the effect of not casting a vote?

If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the matters that properly come before the Annual Meeting. If you hold your shares in street name, and you do not instruct your broker, bank or other nominee how to vote in the election of directors, the advisory vote to approve executive compensation, the proposal to approve the Amendment to the 2019 Omnibus Plan or any other non-routine matter, no votes will be cast on your behalf on such matters, but your broker, bank or other nominee will continue to have discretion to vote any uninstructed shares on the ratification of the appointment of our independent registered public accounting firm.

## Where can I find the voting results of the Annual Meeting?

We plan to announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 8-K or an amendment thereto timely filed with the SEC. You may access or obtain a copy of this and other reports free of charge on the Company's website at www.quantaservices.com or by contacting our investor relations department at investors@quantaservices.com. Also, the referenced Current Report on Form 8-K, any amendments thereto and other reports filed by Quanta with the SEC are available to you on the SEC's website at www.sec.gov.

## Who conducts and pays for the proxy solicitation related to the Annual Meeting?

The proxies being solicited hereby are being solicited by Quanta on behalf of the Board. These and other costs of soliciting proxies hereby, which may include the cost of preparing, printing and mailing the proxy materials, will be borne by Quanta. Our officers, directors and employees may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by telephone, facsimile, postings on our website or other electronic means. We will also request banks, brokers and other custodians, nominees and fiduciaries to forward proxy materials to beneficial owners of Quanta common stock and obtain their voting instructions. We will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of Quanta common stock.

## Can I get more than one copy of the proxy materials if multiple stockholders are located at my address?

In some instances, only one Proxy Statement and annual report is being delivered to multiple stockholders sharing an address unless we have received contrary instructions from one of those stockholders. Quanta undertakes to promptly deliver upon written or oral request a separate copy of such materials to any stockholder at a shared address to which a single copy of the documents was delivered. Stockholders sharing an address may also request delivery of a single copy of the proxy materials, but in such event will still receive separate proxies for each account. To request separate or single delivery of these materials now or in the future, stockholders should notify Quanta by contacting the Corporate Secretary in writing at Quanta Services, Inc., 2800 Post Oak Blvd., Suite 2600, Houston, Texas 77056 or by phone at (713) 629-7600.

## What if I receive more than one proxy card?

If you hold your shares in more than one type of account or your shares are registered differently, you may receive more than one proxy card. We encourage you to vote each proxy card that you receive.

# Stockholder Proposals and Nominations of Directors for the 2023 Annual Meeting

Stockholders who desire to submit a proposal for inclusion in Quanta's proxy materials for the 2023 annual meeting of stockholders may do so by complying with the procedures set forth in Rule 14a-8 of the Exchange Act. To be eligible for inclusion in our proxy materials under Rule 14a-8, stockholder proposals must be received by Quanta's Corporate Secretary at our principal executive offices no later than December 15, 2022. Stockholder proposals should be addressed to Corporate Secretary, Quanta Services, Inc., 2800 Post Oak Boulevard, Houston, Texas 77056.

Under our bylaws, with respect to any stockholder proposal that is not submitted for inclusion in next year's proxy statement under Rule 14a-8, but instead is proposed to be presented directly at our 2023 annual meeting, and with respect to any stockholder nominees for director election, a stockholder's notice must be received by our Corporate Secretary at the address of our principal executive offices set forth above not earlier than January 27, 2023 and not later than February 26, 2023 (unless the 2023 annual meeting date is before April 27 or after June 26 in which case we must receive such notice not earlier than the close of business 120 days before such annual meeting date and not later than the close of business on the later of 90 days before such annual meeting date or 10 days after we first publicly announce the date of such annual meeting). However, if the number of directors to be elected at the 2023 annual meeting of stockholders is increased and creates a vacancy and we do not publicly announce the nominee(s) for the new directorship(s) by February 16, 2023, a stockholder's notice solely with respect to nominee(s) for the additional directorship(s) must be received by our Corporate Secretary not later than 10 days after we first publicly announce the increase in the number of directors.

Any such stockholder proposal and director nomination must comply in all respects with the specific requirements included in our bylaws. Our bylaws are available in the Investor Relations / Governance section of our website at www.quantaservices.com. If a stockholder's notice regarding a stockholder proposal or director nomination is received after the applicable deadline, our proxy materials for the 2023 annual meeting of stockholders may confer discretionary authority to vote on such matter without any discussion of the matter in the proxy statement for our 2023 annual meeting of stockholders.

# ADDITIONAL INFORMATION

## Other Matters

As of the date of this Proxy Statement, the Board does not know of any other matter that will be brought before the Annual Meeting. Pursuant to Quanta's bylaws, additional matters may be brought only by or at the direction of the Board. However, if any other matter properly comes before the Annual Meeting, or any adjournment or postponement thereof, the person or persons voting the proxies will vote on such matters as recommended by the Board or, if no recommendation is given, in accordance with their best judgment and discretion.

By Order of the Board of Directors,

*Carolyn M Campbell*

**Carolyn M. Campbell**
Corporate Secretary
Houston, Texas
April 14, 2022

# APPENDIX A

## Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA for 2021 Annual Incentive Plan
For the Twelve Months Ended December 31, 2021
(In thousands)
(Unaudited)

| | |
|---|---|
| **Operating Income (GAAP as reported)** | **$ 663,521** |
| Depreciation expense | 255,529 |
| Amortization of intangible assets | 165,366 |
| Stock-based compensation expense | 88,259 |
| Interest, income taxes and depreciation included in equity in earnings of integral unconsolidated affiliates | 9,726 |
| Equity in earnings of non-integral unconsolidated affiliates | 2,121 |
| Dividend on cost method investment | 1,288 |
| Fair value adjustments to deferred compensation liabilities | 9,851 |
| Non-controlling interests | (6,027) |
| Additional operating activities affecting net income: | |
|     Acquired company post-acquisition results (net of acquisition and integration costs) | (19,576) |
|     Adjustment to contingent consideration liabilities associated with acquired companies[1] | 6,734 |
|     Impairment charges and other costs associated with terminated activities (net of gains / losses on asset sales) | 908 |
|     Unforecasted strategic initiatives and legal costs | 1,635 |
|     Foreign currency exchange rate fluctuations | (3,438) |
|     Effect on EBITDA of iterative adjustment to final bonus attainment | 146 |
| **AIP Adjusted EBITDA** | **$1,176,043** |

[1] Amount represents change in fair value of contingent consideration liabilities associated with certain acquired businesses, which fluctuates depending on the performance in post-acquisition periods of such acquired businesses and the effect of present value accretion on fair value calculations.

Adjusted EBITDA Margin for 2021 Annual Incentive Plan
For the Twelve Months Ended December 31, 2021
(In thousands, except percentage information)
(Unaudited)

| | |
|---|---|
| **Revenues (GAAP as reported)** | **$12,980,213** |
|   Adjustments: | |
|     Results of acquired businesses | (496,263) |
|     Foreign currency exchange rate fluctuations | (30,690) |
| **Adjusted Revenues** | **$12,453,260** |
| **AIP Adjusted EBITDA (see reconciliation above)** | **$ 1,176,043** |
| **AIP Adjusted EBITDA Margin** | **9.44%** |

# APPENDIX B

**AMENDMENT NO. 1**
**TO THE**
**QUANTA SERVICES, INC.**
**2019 OMNIBUS EQUITY INCENTIVE PLAN**

This Amendment No. 1 to the Quanta Services, Inc. 2019 Omnibus Equity Incentive Plan (the "Plan") is made on behalf of Quanta Services, Inc., the sponsor of the Plan, on May \_\_\_, 2022.

1.      Section 5(a) of the Plan is hereby amended and restated in its entirety to read as follows:

"(a) Subject to adjustment as provided in Section 12 of the Plan, the Committee is authorized to deliver pursuant to Awards under the Plan no more than the sum of (i) 7,000,000 Common Shares, plus (ii) such number of Common Shares, not to exceed 455,770, as remained available for awards under the Prior Plan as of March 31, 2019, less one share for every one share granted under the Prior Plan after March 31, 2019 and prior to the Effective Date, plus (iii) any Shares underlying Awards under the Prior Plan that are forfeited, cancelled, expire unexercised, or are settled in cash after March 31, 2019, plus (iv) 2,173,000 shares. All such shares hereunder shall be available for Awards of Incentive Stock Options. From and after the Effective Date, the Company will make no further awards under the Prior Plan."

2.      A new Section 5(h) is hereby added to the Plan as follows:

"(h) With respect to any Award pursuant to the Plan (other than Options and SARs), the Committee may also grant dividend equivalent rights which shall entitle the Participant to an amount equal to all dividends and other distributions that are payable during the Restricted Period on a like number of Common Shares. For the avoidance of doubt, dividends with respect to Restricted Stock and dividend equivalents, if any, with respect to all other Awards pursuant to the Plan, as applicable, will not be payable until the Restricted Period on the underlying Award has lapsed, and in the event the underlying Award is forfeited, any dividends or dividend equivalents with respect to the underlying Award shall also be forfeited."

3.      Except as specifically modified herein, all terms and conditions of the Plan shall remain in effect.

*   *   *

As approved by the Board of Directors of Quanta Services, Inc. on March 30, 2022.

As approved by the stockholders of Quanta Services, Inc. on May \_\_\_, 2022.

# APPENDIX C

**QUANTA SERVICES, INC.**

**2019 OMNIBUS EQUITY INCENTIVE PLAN**

1.    *Purpose*. The purpose of the Quanta Services, Inc. 2019 Omnibus Equity Incentive Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Common Shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company's stockholders.

2.    *Definitions*. The following definitions shall be applicable throughout the Plan:

(a)    "*409A Tax*" shall have the meaning set forth in Section 15(w) of the Plan.

(b)    "Affiliate" means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(c)    "*After-Tax Payment Amount*" shall have the meaning set forth in Section 15(v) of the Plan.

(d)    "*Award*" means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award, and Performance Compensation Award granted under the Plan.

(e)    "*Board*" means the Board of Directors of the Company.

(f)    "Business Combination" has the meaning given such term in the definition of "Change in Control."

(g)    "*Cause*" means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having "cause" or "good cause" to terminate a Participant's employment or service, as defined in any employment or consulting agreement between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of "Cause" or "Good Cause" contained therein), (A) the Participant's commission of, conviction for, plea of guilty or *nolo contendere* to a felony or a crime involving moral turpitude, or other material act or omission involving dishonesty or fraud, (B) the Participant's conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or any of its Affiliates in any material way, (C) the Participant's failure to perform duties as reasonably directed by the Company or the Participant's material violation of any rule, regulation, policy or plan for the conduct of any service provider to the Company or its Affiliates or its or their business (which, if curable, is not cured within 5 days after notice thereof is provided to the Participant) or (D) the Participant's gross negligence, willful malfeasance or material act of disloyalty with respect to the Company or its Affiliates (which, if curable, is not cured within 5 days after notice thereof is provided to the Participant). Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(h)    "*Change in Control*" shall be deemed to occur upon:

(i)    Any sale, lease, exchange or other transfer (in one or a series of related transactions) of all or substantially all of the assets of the Company to a non-Affiliate;

(ii)    Any "person" as such term is used in Section 13(d) and Section 14(d) of the Exchange Act is or becomes, directly or indirectly, the "beneficial owner" as defined in Rule 13d-3 under the Exchange Act of securities of the Company that represent more than 50% of the combined voting power of the Company's then outstanding voting securities (the **"Outstanding Company Voting Securities"**); provided, however, that, for purposes of this Section 2(h), the following acquisitions shall not constitute a Change in Control: (I) any acquisition directly from the Company, (II) any acquisition by the Company, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, (IV) any acquisition by any corporation pursuant to a transaction that complies with Section 2(h)(iv), (V) any acquisition involving beneficial ownership of less than a majority of the then-outstanding Common Shares (the **"Outstanding Company Common Shares"**) or the Outstanding Company Voting

Securities that is determined by the Board, based on review of public disclosure by the acquiring Person with respect to its passive investment intent, not to have a purpose or effect of changing or influencing the control of the Company; provided, however, that for purposes of this clause (V), any such acquisition in connection with (x) an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents or (y) any "Business Combination" (as defined below) shall be presumed to be for the purpose or with the effect of changing or influencing the control of the Company;

(iii)   During any period of two (2) consecutive years, the individuals who at the beginning of such period constituted the Board together with any individuals subsequently elected to the Board whose nomination by the stockholders of the Company was approved by a vote of the then incumbent Board (i.e. those members of the Board who either have been directors from the beginning of such two-year period or whose election or nomination for election was previously approved by the Board as provided in this Section 2(h)(iii)) cease for any reason to constitute a majority of the Board; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be an incumbent director;

(iv)   The Company has consummated a merger, amalgamation or consolidation (a **"Business Combination"**) of the Company with any other corporation, unless, following such Business Combination, all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries);

(v)   The stockholders of the Company approve a complete liquidation of the Company.

Notwithstanding the foregoing, no Change in Control shall be deemed to occur with respect to an Award (i) that is subject to Section 409A of the Code and (ii) the timing of payment of which may accelerate on a Change in Control, unless such event constitutes a "change in control event" within the meaning of Treasury Regulation § 1.409A-3(i)(5).

(i)   "*Code*" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(j)   "*Committee*" means the Compensation Committee, as constituted from time to time, of the Board, or if no such committee shall be in existence at any relevant time, the term "Committee" for purposes of the Plan shall mean the Board; provided, however, that while the Common Shares are publicly traded, (i) the Committee shall be a committee of the Board consisting solely of two or more Eligible Directors as necessary to satisfy the requirements of Rule 16b-3 under the Exchange Act with respect to Awards granted under the Plan and (ii) with respect to Awards to directors who are not employees of the Company, the Committee shall consist solely of one or more members of the Board who are "independent" within the meaning of the New York Stock Exchange corporate governance listing standards (or, if the Common Shares are not listed on the New York Stock Exchange, such similar standards of any other applicable registered stock exchange on which the Common Shares are listed or quoted at any relevant time). When used in the Plan, the term "Committee" shall refer to the Committee, the Equity Grant Committee and any officer of the Company or any Affiliate acting within the scope of his or her delegated authority under Section 4(c) of the Plan with respect to the matter covered by the particular reference.

(k)   "*Common Shares*" means the shares of common stock, par value $0.00001 per share, of the Company (and any stock or other securities into which such shares of common stock may be converted or into which they may be exchanged).

(l)   "*Company*" means Quanta Services, Inc., a Delaware corporation.

(m)   "*Confidential Information*" means any and all confidential and/or proprietary trade secrets, knowledge, data, or information of the Company including, without limitation, any: (A) drawings, inventions, methodologies, mask works, ideas, processes, formulas, source and object codes, data, programs, software source documents, works of authorship, know-how, improvements, discoveries, developments, designs and techniques, and all other work product of the Company, whether or not patentable or registrable under trademark, copyright, patent or similar laws; (B) information regarding plans for research, development, new service offerings and/or products, marketing, advertising and selling, distribution, business plans and strategies, business forecasts, budgets and unpublished financial statements, licenses, prices and costs, suppliers, customers, customer history, customer preferences, or distribution arrangements; (C) any information regarding the skills or compensation of employees, suppliers, agents, and/or independent contractors of the Company; (D) concepts and ideas relating to the development and distribution of content in any medium or to the current, future and proposed products or services of the Company; (E) information about the Company's investment program, trading methodology, or portfolio holdings; or (F) any other information, data or the like that is confidential or could reasonably be expected to be confidential.

(n)     "*Date of Grant*" means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(o)     "*Disability*" means the "disability" of a person as defined in a then effective long-term disability plan maintained by the Company that covers such person, or if such a plan does not exist at any relevant time, "Disability" means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code. For purposes of determining the time during which an Incentive Stock Option may be exercised under the terms of an Option Agreement, "Disability" means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code. Section 22(e)(3) of the Code provides that an individual is totally and permanently disabled if he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

(p)     "*Effective Date*" means the date as of which this Plan is approved by the Company's stockholders.

(q)     "*Eligible Director*" means a person who is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

(r)     "*Eligible Person*" means any (i) individual employed by the Company or an Affiliate; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate, provided that if the Securities Act applies, such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

(s)     "*Equity Grant Committee*" has the meaning given such term in Section 4(c) of the Plan.

(t)     "*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(u)     "*Excise Tax*" shall have the meaning set forth in Section 15(v) of the Plan.

(v)     "*Exercise Price*" has the meaning given such term in Section 7(b) of the Plan.

(w)     "*Fair Market Value*" means, as of any date, the value of Common Shares determined as follows:

(i)     If the Common Shares are listed or quoted on any registered stock exchange, the Fair Market Value of a Common Share shall be the closing sales price for such a Common Share (or the closing bid price, if applicable) on such exchange (or if the Common Shares are listed or quoted on more than one registered exchange, on the exchange with the greatest volume of trading in the Common Shares) on the day of determination (or if no such price is reported on that day, on last market trading day prior to the day of determination), as reported in *The Wall Street Journal* or such other source as the Committee deems reliable.

(ii)     In the absence of any listing or quotation of the Common Shares on any such registered exchange, the Fair Market Value of a Common Share shall be determined in good faith by the Committee in a manner intended to satisfy the principles of Section 409A of the Code.

(x)     "*Governmental Authorities*" shall have the meaning set forth in Section 14(e) of the Plan.

(y)     "*Immediate* Family Members" shall have the meaning set forth in Section 15(b)(ii) of the Plan.

(z)     "*Incentive Stock Option*" means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan and Section 422 of the Code.



(aa) "*Indemnifiable Person*" shall have the meaning set forth in Section 4(e) of the Plan.

(bb) "*Intellectual Property Products*" shall have the meaning set forth in Section 14(d) of the Plan.

(cc) "*Nonqualified Stock Option*" means an Option that is not designated by the Committee as an Incentive Stock Option.

(dd) "*Officer*" means a person who is an "officer" within the meaning of Rule 16a-1(f) promulgated pursuant to the Exchange Act (whether or not the Company is subject to the requirements of the Exchange Act).

(ee) "*Option*" means an Award granted under Section 7 of the Plan.

(ff) "*Option Period*" has the meaning given such term in Section 7(c) of the Plan.

(gg) "*Outstanding Company Common Shares*" has the meaning given such term in the definition of "Change in Control."

(hh) "*Outstanding Company Voting Securities*" has the meaning given such term in the definition of "Change in Control."

(ii) "*Participant*" means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to Section 6 of the Plan.

(jj) "*Payment*" shall have the meaning set forth in Section 15(v) of the Plan.

(kk) "*Performance Compensation Award*" shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of the Plan, including, but not limited to, restricted stock units or "performance units" subject to one or more Performance Goals.

(ll) "*Performance Goals*" shall mean the one or more goals established by the Committee and used to determine whether all, some multiple or percentage of, or none of a Performance Compensation Award has been earned for a Performance Period.

(mm) "*Performance Period*" shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Compensation Award.

(nn) "*Permitted Transferee*" shall have the meaning set forth in Section 15(b) of the Plan.

(oo) "*Person*" has the meaning given such term in the definition of "Change in Control."

(pp) "*Plan*" means this Quanta Services, Inc. 2019 Omnibus Equity Incentive Plan.

(qq) "*Post-Termination Option Exercise Period*" shall have the meaning set forth in Section 7(e) of the Plan.

(rr) "*Post-Termination SAR Exercise Period*" shall have the meaning set forth in Section 8(e) of the Plan.

(ss) "*Prior Plan*" means the Quanta Services, Inc. 2011 Omnibus Equity Incentive Plan, as amended from time to time.

(tt) "*Restricted Period*" means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(uu) "*Restricted Stock Unit*" means an unfunded and unsecured promise to deliver Common Shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(vv) "*Restricted Stock*" means Common Shares, subject to certain specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(ww) "*SAR Period*" has the meaning given such term in Section 8(c) of the Plan.

(xx) "*Securities Act*" means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(yy) "*Stock Appreciation Right*" or "*SAR*" means an Award granted under Section 8 of the Plan.

(zz) "*Stock Bonus Award*" means an Award granted under Section 10 of the Plan.

(aaa) "*Strike Price*" means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, an amount not less than the Fair Market Value on the Date of Grant.

(bbb) "*Subsidiary*" means, with respect to any specified Person:

(i) any corporation, association or other business entity of which more than 50% of the total voting power of shares or any equivalent equity-type ownership (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership (or any comparable foreign entity) (a) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(ccc) "*Substitute Award*" has the meaning given such term in Section 5(f) of the Plan.

3. *Effective Date; Duration*. The Plan shall be effective as of the Effective Date. Unless sooner terminated by the Board in accordance with Section 13 hereof, the expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. *Administration*.

(a) The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time he or she takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee.

(b) Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Common Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Shares, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) To the extent permissible by applicable law, the Committee may delegate to a committee of one or more members of the Board who are not Eligible Directors (the **"Equity Grant Committee"**) (i) the authority to grant Awards with respect to a specified maximum aggregate value or number of shares of Common Stock to Eligible Persons who are not then Officers or Eligible Directors and/or (ii) the administrative duties under the Plan with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein. The Committee may delegate to one or more officers of the Company or any Affiliate the administrative duties under the Plan with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, excluding the Committee's authority to grant Awards.

(d) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.



(e)    No member of the Board, the Committee, delegate of the Committee or any employee or agent of the Company (each such person, an "**Indemnifiable Person**") shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys' fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company's approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person's bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company's constituent documents. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company's constituent documents, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f)    Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5.    *Shares Subject to the Plan; Grant of Awards; Limitations*.

(a)    Subject to adjustment as provided in Section 12 of the Plan, the Committee is authorized to deliver pursuant to Awards under the Plan no more than the sum of (i) 7,000,000 Common Shares, plus (ii) such number of Common Shares, not to exceed 455,770, as remained available for awards under the Prior Plan as of March 31, 2019, less one share for every one share granted under the Prior Plan after March 31, 2019 and prior to the Effective Date, plus (iii) any Shares underlying Awards under the Prior Plan that are forfeited, cancelled, expire unexercised, or are settled in cash after March 31, 2019, **plus (iv) 2,173,000 shares**. All such shares hereunder shall be available for Awards of Incentive Stock Options. From and after the Effective Date, the Company will make no further awards under the Prior Plan.

(b)    The aggregate number of Common Shares subject to an Award granted in any one calendar year to any individual shall not exceed 1,000,000 shares. In addition, the aggregate value of Awards granted under the Plan (as determined based on the Fair Market Value at the Date of Grant or, to the extent used to calculate the number of shares to be granted, the average of the closing prices of the Company's Common Shares for the twenty consecutive trading days immediately preceding the Date of Grant) and any cash compensation granted under the Plan or otherwise during any calendar year to any individual Eligible Director shall not exceed $500,000; provided, however, that such limit shall be increased by an additional $250,000 for (i) an Eligible Director serving as Chairman of the Board or Lead Director of the Board or (ii) an Eligible Director serving in his or her first calendar year on the Board. Compensation shall count towards the limit in the previous sentence for the calendar year in which the compensation was granted, and not in a later payment year in the event the compensation is deferred.

(c)    The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons selected in its sole discretion. A Participant may be granted more than one Award under the Plan, and Awards may be granted at any time or times during the term of the Plan. The grant of an Award to an Eligible Person shall not be deemed either to entitle that individual to, or to disqualify that individual from, participation in any other grant of Awards under the Plan.

(d)    Shares underlying Awards under this Plan that are forfeited, cancelled, expire unexercised, or are settled in cash are available again for Awards under the Plan. Notwithstanding anything herein to the contrary, none of the following Common Shares shall be available again for Awards under the Plan: (i) Common Shares withheld by the Company or tendered by a Participant for payment of tax withholding obligations in connection with an Award, (ii) Common Shares withheld by the Company or tendered by a Participant in payment of the Exercise Price of an Option, (iii) Common Shares reacquired in the open market or otherwise using cash proceeds from the exercise of Options, and (iv) Common Shares that are not issued to a Participant due to a net settlement of an Award. For the avoidance of doubt, with respect to Options and SARs that are settled in shares of Common Stock, the number of

Options and SARs exercised shall be counted in full against the number of shares available for Awards under the Plan regardless of the number of Common Shares issued upon settlement of Options and SARs.

(e)    Common Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(f)    Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines ("**Substitute Awards**"). The number of Common Shares underlying any Substitute Awards shall not be counted against the aggregate number of Common Shares available for Awards under the Plan (nor shall shares subject to such Substitute Awards be available again for Awards under the Plan pursuant to Section 5(d) above). Additionally, in the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Common Shares available for Awards under the Plan (but Common Shares subject to such Awards shall not be available again for Awards under the Plan pursuant to Section 5(d) above); provided, however, that Awards using such available shares shall not be made after the expiration date of such pre-existing plan (absent the acquisition or combination) and shall only be made to individuals who were not employees or directors of the Company or any Affiliate prior to such acquisition or combination.

(g)    All equity-based Awards shall provide for a Restricted Period or other vesting based on employment or service such that no portion of such Award shall vest prior to the date that is one year from the Date of Grant (excluding, for this purpose, any (i) Substitute Awards, (ii) Common Shares delivered in lieu of fully vested cash Awards and (iii) Awards to Eligible Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting); provided, however, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of death, Disability or retirement of the Participant or a Change in Control, in the terms of the Award or otherwise. Notwithstanding the foregoing, equity-based Awards with respect to up to five percent (5%) of the Common Shares available for Awards pursuant to this Plan (subject to adjustment as provided in Section 12) may be issued pursuant to equity-based Awards without regard to the limitations of this Section 5(g).

(h)    **With respect to any Award pursuant to the Plan (other than Options and SARs), the Committee may also grant dividend equivalent rights which shall entitle the Participant to an amount equal to all dividends and other distributions that are payable during the Restricted Period on a like number of Common Shares. For the avoidance of doubt, dividends with respect to Restricted Stock and dividend equivalents, if any, with respect to all other Awards pursuant to the Plan, as applicable, will not be payable until the Restricted Period on the underlying Award has lapsed, and in the event the underlying Award is forfeited, any dividends or dividend equivalents with respect to the underlying Award shall also be forfeited.**

6.    *Eligibility*. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan.

7.    *Options*.

(a)    *Generally*. Each Option granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code, provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such



approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) _Exercise Price_. The exercise price ("**Exercise Price**") per Common Share for each Option shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant and provided further that, notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Common Share.

(c) _Vesting and Expiration_. Options shall (i) vest and become exercisable in such manner and on such date or dates, subject to Section 5(g) of the Plan, and (ii) expire after such period, not to exceed ten years (the "**Option Period**"), in each case as may be determined by the Committee and as set forth in an Award agreement; provided, however, that the Option Period shall not exceed five years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for (A) one year following termination of employment or service by reason of such Participant's death or Disability, but not later than the expiration of the Option Period or (B) 90 days following termination of employment or service for any reason other than such Participant's death or Disability, and other than such Participant's termination of employment or service for Cause, but not later than the expiration of the Option Period and (ii) both the unvested and the vested portion of an Option shall expire upon the termination of the Participant's employment or service by the Company for Cause.

(d) _Method of Exercise_ and Form of Payment. No Common Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Option, specifying the number of Options to be exercised and accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check, cash equivalent and/or Common Shares having a Fair Market Value on the date of exercise equal to the Exercise Price (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Common Shares in lieu of actual delivery of such shares to the Company), provided, that such Common Shares are not subject to any pledge or other security interest, and (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including without limitation: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a "net exercise" method whereby the Company withholds from the delivery of the Common Shares for which the Option was exercised that number of Common Shares having a Fair Market Value equal to the aggregate Exercise Price for the Common Shares for which the Option was exercised. Any fractional Common Shares shall be settled in cash. The Committee may specify a reasonable minimum number of Common Shares or a percentage of the shares subject to an Option that may be purchased on any exercise of an Option; provided, that such minimum number will not prevent Optionee from exercising the full number of Common Shares as to which the Option is then exercisable.

(e) _Automatic Extension of Post-Termination Exercise Periods; Automatic Exercise_. Notwithstanding any provisions of the Plan or an Award agreement to the contrary, if during any period of time which a Participant may exercise an Option after the Participant terminates employment or service as specified in the Plan or any Award agreement (the "**Post-Termination Option Exercise Period**"), exercise of the Option is prohibited (i) by applicable law or (ii) due to blackout, lock-up or similar restrictions pursuant to a Company policy, then the Post-Termination Option Exercise Period shall be extended until the later of (x) thirty (30) days after the end of the applicable legal prohibition or blackout period or (y) the end of the original Post-Termination Option Exercise Period, provided, however, that in no event shall this provision operate to extend the original Option Period unless exercise of the Option is prohibited by applicable law. If on the last trading day of the Option Period or the Post-Termination Option Exercise Period, the Fair Market Value of a Common Share exceeds the Exercise Price, the Participant has not exercised the Option, and the

Option has not expired, such Option shall be deemed to have been exercised by the Participant on such last day. Unless otherwise provided in an Award agreement, the Exercise Price and any applicable federal, state, local and non-U.S. income and employment taxes required to be withheld pursuant to Section 15(c) in connection with an automatic exercise (such taxes determined at the minimum required statutory rate) will be satisfied by a "net exercise" method whereby the Company withholds from the delivery of the Common Shares for which the Option was exercised that number of Common Shares having a Fair Market Value equal to the aggregate Exercise Price and other taxes required to be withheld for the Common Shares for which the Option was exercised. For purposes of an Option that is granted in connection with a SAR, the automatic exercise provisions of Section 8(e) shall apply in lieu of the automatic exercise provisions of this Section 7(e).

(f) *Notification upon Disqualifying Disposition of an Incentive Stock Option*. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a disqualifying disposition of any Common Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(g) *Compliance With Laws, etc*. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) *Generally*. Each SAR granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) *Strike Price*. The Strike Price per Common Share for each SAR shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant.

(c) *Vesting and Expiration*. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR that is independent of an Option shall (i) vest and become exercisable in such manner and on such date or dates, subject to Section 5(g) of the Plan, and (ii) expire after such period, not to exceed ten years (the "**SAR Period**"), in each case as may be determined by the Committee and as set forth in an Award agreement. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for (A) one year following termination of employment or service by reason of such Participant's death or Disability, but not later than the expiration of the SAR Period or (B) 90 days following termination of employment or service for any reason other than such Participant's death or Disability, and other than such Participant's termination of employment or service for Cause, but not later than the expiration of the SAR Period and (ii) both the unvested and the vested portion of a SAR shall expire upon the termination of the Participant's employment or service by the Company for Cause.

(d) *Method of Exercise*. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e) *Automatic Extension of Post-Termination Exercise Periods; Automatic Exercise*. Notwithstanding any provisions of the Plan or an Award agreement to the contrary, if during any period of time which a Participant may exercise SARs after the Participant terminates employment or service as specified in any Award agreement (the "**Post-Termination SAR Exercise Period**"), exercise of the SAR is prohibited (i) by applicable law or (ii) due to blackout, lock-up or similar restrictions pursuant to a Company policy, then the Post-Termination SAR Exercise Period shall be extended until the later of (x) thirty (30) days after the end of the applicable legal prohibition or blackout period or (y) the end of the original Post-Termination SAR Exercise Period, provided, however, that in no event shall this provision operate to extend the original SAR Period unless exercise is prohibited by applicable law. If on the last



trading day of the SAR Period or the Post-Termination SAR Exercise Period, the Fair Market Value of a Common Share exceeds the Strike Price, the Participant has not exercised the SAR, and the SAR has not expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld pursuant to Section 15(c) of the Plan.. For purposes of a SAR that is granted in connection with an Option, the automatic exercise provisions of this Section 8(e) shall apply, and automatic exercise of the SAR will result in immediate cancellation of the corresponding Option.

(f)    *Payment*. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Fair Market Value of a Common Share on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld pursuant to Section 15(c) of the Plan. The Company shall pay such amount in cash, in Common Shares with a Fair Market Value equal to such amount, or any combination thereof, as determined by the Committee in an Award agreement. Any fractional Common Share shall be settled in cash.

9.    Restricted Stock and Restricted Stock Units.

(a)    *Generally*. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. With respect to an Award of Restricted Stock Units, the Committee may also grant dividend equivalent rights which shall entitle the Participant to an amount equal to all dividends and other distributions that are payable during the Restricted Period on a like number of Common Shares. For the avoidance of doubt, dividends with respect to Restricted Stock and dividend equivalents with respect to Restricted Stock Units, if any and as applicable, will not be payable until the Restricted Period on the underlying Restricted Stock or Restricted Stock Units has lapsed, and in the event the underlying Restricted Stock or Restricted Stock Units are forfeited, any dividends or dividend equivalents with respect to such Restricted Stock or Restricted Stock Units shall also be forfeited.

(b)    *Restricted Stock – Accounts, Escrow or Similar Arrangement*. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant's name at the Company's transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock and the right to accrue dividends, as applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c)    *Vesting; Acceleration of Lapse of Restrictions*. The Restricted Period shall lapse with respect to an Award of Restricted Stock or Restricted Stock Units at such times as provided by the Committee in an Award agreement, subject to Section 5(g) of the Plan. Unless otherwise provided in an Award agreement, the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant.

(d)    *Delivery of Restricted Stock and Settlement of Restricted Stock Units*.

(i)    Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that have been accrued and withheld by the Committee attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a Fair Market Value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii)    Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one Common Share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part Common Share in lieu of delivering only Common Shares in respect of such Restricted Stock Units or (ii) defer the delivery of Common Shares (or cash or part Common Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering Common Shares, the amount of such payment shall be equal to the Fair Market Value of the Common Shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Dividend equivalents, if any, attributable to any particular Restricted Stock Unit shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a Fair Market Value equal to the amount of such dividend equivalents, upon the expiration of the Restricted Period and, if such Restricted Share Unit is forfeited, the Participant shall have no right to such dividend equivalents.

10.    *Stock Bonus Awards*. The Committee may issue unrestricted Common Shares, or other Awards denominated in Common Shares, under the Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

11.    *Performance Compensation Awards*.

(a)    *Generally*. The Committee shall have the authority, at the time of grant of any Award described in Sections 9 or 10 of the Plan, to designate such Award as a Performance Compensation Award. The Committee shall also have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award.

(b)    *Discretion of Committee with Respect to Performance Compensation Awards*. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period (subject to Section 5(g) of the Plan), the type(s) of Performance Compensation Awards to be issued, the Performance Goal(s) that is (are) to apply and other conditions of payment.

(c)    *Modification of Performance Goal(s)*. The Committee shall have sole discretion to modify Performance Goals and may provide for the exclusion of the impact of an event or occurrence on the Performance Goal(s) which the Committee determines should appropriately be excluded, including, without limitation, (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) any unusual, infrequently occurring or nonrecurring charges, items or events and/or as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company's fiscal year.

(d)    *Payment of Performance Compensation Awards*.

(i)    *Condition to Receipt of Payment*. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company or an Affiliate of the Company on the date of payment with respect to a Performance Period to be eligible to receive such payment in respect of a Performance Compensation Award for the preceding Performance Period.

(ii)    *Certification*. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned and actually payable for the Performance Period.

(iii)    *Use of Discretion*. In determining the actual amount of an individual Participant's Performance Compensation Award for a Performance Period, the Committee shall have the discretion to increase, reduce or eliminate the amount of the Performance Compensation Award earned in the Performance Period. The Committee shall not have the discretion, except as is otherwise provided in the Plan, to increase a Performance Compensation Award above the applicable share limitations set forth in Section 5 of the Plan.



(e)    *Timing of Award Payments*. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11, but in no event later than two-and-one-half months following the end of the fiscal year during which the Performance Period is completed.

12.    Changes in Capital Structure and Similar Events.

(a)    *Effect of Certain Events*. In the event of (A) any dividend or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Common Shares, or (B) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then, unless otherwise provided in an Award agreement, the Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following:

(i)    adjusting any or all of (A) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Goals);

(ii)    providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(iii)    canceling any one or more outstanding Awards or portion thereof and causing to be paid to the holders thereof, in cash, Common Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Common Share received or to be received by other stockholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Common Shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a Common Share subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any "equity restructuring" (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification 718), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

(b)    *Effect of Change in Control*. Unless specifically provided otherwise with respect to Change in Control events in an Award or in a then-effective written employment agreement between the Participant and the Company or an Affiliate, if, during the effectiveness of the Plan, a Change in Control occurs, (i) each Option and SAR which is at the time outstanding under the Plan shall automatically become fully vested and exercisable and free from restrictions immediately prior to the specified effective date of such Change in Control, for all Common Shares at the time subject to such, (ii) the Restricted Period shall expire and restrictions applicable to all outstanding Restricted Stock Awards and Restricted Stock Units shall lapse and such Awards shall become fully vested and (iii) Performance Periods in effect on the date the Change in Control occurs shall end on such date, and the Committee shall (A) determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant and (B) cause the Participant to receive full payment (without proration) of Awards for each such Performance Period based upon the Committee's determination of the degree of attainment of the Performance Goals. To the extent practicable, any actions taken by the Committee under this

Section 12(b) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transactions with respect to the Common Shares subject to their Awards.

13. *Amendments and Termination*.

(a) *Amendment and Termination of the Plan*. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that (i) no amendment to Section 13(b) (to the extent required by the proviso in such Section 13(b)) shall be made without stockholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

(b) *Amendment of Award Agreements*. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without stockholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel, exchange, substitute, buyout or cash out any outstanding Option or SAR the Exercise Price or Strike Price, as applicable, of which exceeds the Fair Market Value of a Common Share and (iii) the Committee may not take any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Common Shares are listed or quoted.

14. *Restrictive Covenants*.

(a) *Confidentiality*. By accepting an Award under the Plan, and as a condition thereof, each Participant agrees not to, at any time, either during their employment or thereafter, divulge, use, publish or in any other manner reveal, directly or indirectly, to any person, firm, corporation or any other form of business organization or arrangement, and to keep in the strictest confidence any Confidential Information, except (i) as may be necessary to the performance of the Participant's duties to the Company, (ii) with the Company's express written consent, (iii) to the extent that any such information is in or becomes in the public domain other than as a result of the Participant's breach of any of his or her obligations under this Section 14(a), or (iv) where required to be disclosed by court order, subpoena or other government process and in such event, the Participant shall cooperate with the Company in attempting to keep such information confidential to the maximum extent possible. Upon the request of the Company or an Affiliate, the Participant agrees to promptly deliver to the Company the originals and all copies, in whatever medium, of all such Confidential Information.

(b) *Non-Solicitation*. By accepting an Award under the Plan, and as a condition thereof, each Participant agrees that during their employment and for one year thereafter, the Participant shall not solicit any person who is an employee of the Company or any Affiliate for the purpose or with the intent of enticing such employee away from or out of the employ of the Company or any Affiliate.

(c) *Non-Disparagement*. By accepting an Award under the Plan, and as a condition thereof, the Participant acknowledges and agrees that he or she will not defame or publicly criticize the services, business, integrity, veracity or personal or professional reputation of the Company, including its officers, directors, partners, executives or agents, in either a professional or personal manner at any time during or following his or her employment.

(d) *Post-Employment Property*. By accepting an Award under the Plan, and as a condition thereof, the Participant agrees that any work of authorship, invention, design, discovery, development, technique, improvement, source code, hardware, device, data, apparatus, practice, process, method or other work product whatever (whether patentable or subject to copyright, or not, and hereinafter collectively called "discovery") related to the business of the Company that the Participant, either solely or in collaboration with others, has made or may make, discover, invent, develop, perfect, or reduce to practice during his or her employment, whether or not during regular business hours and created, conceived or prepared on the Company's premises or otherwise shall be the sole and complete property of the Company. More particularly, and without limiting the foregoing, the Participant agrees that all of the foregoing and any (i) inventions (whether patentable or not, and without regard to whether any patent therefor is ever sought), (ii) marks, names, or logos (whether or not registrable as trade or service marks, and without regard to

whether registration therefor is ever sought), (iii) works of authorship (without regard to whether any claim of copyright therein is ever registered), and (iv) trade secrets, ideas, and concepts ((i) to (iv) collectively, **"Intellectual Property Products"**) created, conceived, or prepared on the Company's premises or otherwise, whether or not during normal business hours, shall perpetually and throughout the world be the exclusive property of the Company, as shall all tangible media (including, but not limited to, papers, computer media of all types, and models) in which such Intellectual Property Products shall be recorded or otherwise fixed. The Participant further agrees promptly to disclose in writing and deliver to the Company all Intellectual Property Products created during his or her engagement by the Company, whether or not during normal business hours. The Participant agrees that all works of authorship created by the Participant during his or her engagement by the Company shall be works made for hire of which the Company is the author and owner of copyright. To the extent that any competent decision-making authority should ever determine that any work of authorship created by the Participant during his or her engagement by the Company is not a work made for hire, by accepting an Award, the Participant assigns all right, title and interest in the copyright therein, in perpetuity and throughout the world, to the Company. To the extent that this Plan does not otherwise serve to grant or otherwise vest in the Company all rights in any Intellectual Property Product created by the Participant during his or her engagement by the Company, by accepting an Award, the Participant assigns all right, title and interest therein, in perpetuity and throughout the world, to the Company. The Participant agrees to execute, immediately upon the Company's reasonable request and without charge, any further assignments, applications, conveyances or other instruments, at any time, whether or not the Participant is engaged by the Company at the time such request is made, in order to permit the Company and/or its respective assigns to protect, perfect, register, record, maintain, or enhance their rights in any Intellectual Property Product; provided, that, the Company shall bear the cost of any such assignments, applications or consequences. Upon termination of the Participant's employment by the Company for any reason whatsoever, and at any earlier time the Company so requests, the Participant will immediately deliver to the custody of the person designated by the Company all originals and copies of any documents and other property of the Company in the Participant's possession, under the Participant's control or to which he or she may have access.

(e)   *Permitted Disclosures*. Notwithstanding anything in the Plan to the contrary, nothing in this Section 14 shall prohibit or restrict a Participant from (i) lawfully initiating communications directly with, cooperating with, providing information to, causing information to be provided to, or otherwise assisting in an investigation by any governmental or regulatory agency, entity, or official(s) (collectively, "**Governmental Authorities**") regarding a possible violation of any law; (ii) responding to any inquiry or legal process directed to a Participant individually from any such Governmental Authorities; (iii) testifying, participating or otherwise assisting in an action or proceeding by any such Governmental Authorities relating to a possible violation of law; or (iv) making any other disclosures that are protected under the whistleblower provisions of any applicable law. Additionally, pursuant to the federal Defend Trade Secrets Act of 2016, a Participant shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (x) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law; (y) is made to a Participant's attorney in relation to a lawsuit for retaliation against the Participant for reporting a suspected violation of law; or (z) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, nothing in the Plan requires a Participant to obtain prior authorization from the Company before engaging in any conduct described in this Section 14(e), or to notify the Company that the Participant has engaged in any such conduct.

For purposes of this Section 14, the term "Company" shall include the Company and its Affiliates.

15.   *General.*

(a)   *Award Agreements*. Each Award under the Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee.

(b)   *Nontransferability.*

(i)   Each Award shall be exercisable only by a Participant during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii)    Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan, to: (A) any person who is a "family member" of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the "**Immediate Family Members**"); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; or (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members (each transferee described in clauses (A), (B) and (C) above is hereinafter referred to as a "**Permitted Transferee**"); provided, that (x) the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan, and (y) no third-party financial institution shall qualify as a Permitted Transferee.

(iii)    The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee, and any reference in the Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Common Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the termination of the Participant's employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award agreement.

(c)    *Tax Withholding*.

(i)    A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Common Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Shares, other securities or other property) of any withholding taxes (at a rate that is no less than the minimum required by applicable law and no more than the maximum statutory marginal rate that could be applicable to the Participant) in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding taxes.

(ii)    Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of Common Shares (which are not subject to any pledge or other security interest) owned by the Participant having a fair market value equal to such withholding liability or (B) having the Company withhold from the number of Common Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such withholding liability.

(d)    *No Claim to Awards; No Rights to Continued Employment; Waiver*. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e) _International Participants_. With respect to Participants who reside or work outside of the United States of America, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) _Designation and Change of Beneficiary_. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

(g) _Termination of Employment/Service_. Unless determined otherwise by the Committee at any point following such event or as otherwise provided in an Award agreement, service shall not be considered terminated in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Affiliate, or any successor, in any capacity of any employee, director or consultant, or (iii) any change in status as long as the individual remains in the service of the Company or an Affiliate in any capacity of employee, director or consultant. An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option, if such leave exceeds ninety (90) days, and re-employment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the day that is three (3) months and one (1) day following the expiration of such ninety (90)-day period.

(h) _No Rights as a Stockholder_. Except as otherwise specifically provided in the Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Common Shares that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i) _Government and Other Regulations_. The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares to be offered or sold under the Plan. The Committee shall have the authority to provide that all certificates for Common Shares or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(j) _Clawback_. Notwithstanding any provision in this Plan to the contrary, any portion of an Award under the Plan shall be subject to a clawback (i) to the extent necessary to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any Securities and Exchange Commission rule or applicable Company policy, (ii) to the extent determined appropriate by the Committee upon the Committee's determination that a Participant has violated any of the restrictions set forth in Section 14 of the Plan and (iii) as deemed appropriate by the Board pursuant to the Company's Clawback Policy as in effect from time to time.

(k) _Payments to Persons Other Than Participants_. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(l)   *Nonexclusivity of the Plan*. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(m)   *No Trust or Fund Created*. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(n)   *Reliance on Reports*. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself.

(o)   *Relationship to Other Benefits*. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(p)   *Governing Law*. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof.

(q)   *Severability*. If any provision of the Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(r)   *Obligations Binding on Successors*. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(s)   *Expenses; Gender; Titles and Headings*. The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(t)   *Other Agreements*. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Shares under an Award, that the Participant execute lock-up, stockholder or other agreements, as it may determine in its sole and absolute discretion.

(u)   *Payments*. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Common Shares under any Award made under the Plan.

(v)   *280G Limitations*. Notwithstanding any other provisions of this Plan or any Award agreement (unless another agreement or contract between a Participant and the Company or an Affiliate expressly addresses treatment of compensation with respect to Section 280G or 4999 of the Code, in which case such other agreement or contract shall control), in the event that it shall be determined (as herein after provided) that any payment or distribution by the Company or any Affiliate to or for the benefit of a Participant, whether paid or payable or distributed or distributable pursuant to the terms of the Plan or otherwise pursuant to or by reason of any other agreement, policy, plan, program, or arrangement including, without limitation, any Award or similar right, or the lapse or termination of any restriction on, or the vesting or exercisability of, any of the foregoing (individually and collectively, a "**Payment**"), would be subject, but for the application of this Section 15(v) to the excise tax imposed by Section 4999 of the Code, or any successor provision thereto (hereinafter the "**Excise Tax**"), by reason of being considered "contingent on a change in ownership or control" of the Company, within the meaning of Section 280G(b)(2) of the Code, or any successor provision thereto, then (i) if the After-Tax Payment Amount would be greater by reducing the amount of the Payment otherwise payable to Employee to the minimum extent necessary (but in no event less than zero) so that, after such reduction, no portion of the Payment would be subject to the Excise Tax, then the Payment shall be so reduced; and (ii) if the After-Tax Payment Amount would be greater without the reduction then there shall be no reduction in the Payment. As used in this Section 15(v), "**After-Tax Payment Amount**" means (x) the amount of the Payment, less (y) the amount of federal income taxes payable with respect to the Payment calculated at the maximum marginal income tax rate for each year in which the Payment shall be paid to the Participant (based upon the rate in effect for such year as set forth in the Code at the time of the Payment), less (z) the amount of the Excise Tax, if any, imposed upon the Payment. For purposes of any reduction made under Section 15(v), the Payments that shall be reduced shall be those that provide the Participant the best economic benefit, and to the extent any Payments are economically equivalent, each shall be reduced pro rata.

(w) _Section 409A._ The provisions of the Plan are intended to be exempt from or to comply with the provisions of Section 409A of the Code so as to avoid the imposition of an additional tax under Section 409A of the Code (a "**409A Tax**"). Notwithstanding any provision of the Plan to the contrary, if any provision of the Plan or Award agreement would result in the imposition of a 409A Tax, such provision shall be automatically reformed so as to avoid the imposition of a 409A Tax and such reformation shall be deemed to not have an adverse effect on a Participant's rights with respect any Award. Should any payments made in accordance with the Plan to a "specified employee" (as defined under Section 409A of the Code) be determined to be payments from a nonqualified deferred compensation plan and are payable in connection with a Participant's "separation from service" (as defined under Section 409A of the Code), that are not exempt from Section 409A of the Code as a short-term deferral or otherwise, these payments, to the extent otherwise payable within six (6) months after the Participant's separation from service, and to the extent necessary to avoid the imposition of a 409A Tax, will be paid in a lump sum on the earlier of the date that is six (6) months and one day after the Participant's date of separation from service or the date of the Participant's death. For purposes of Section 409A of the Code, the payments to be made to a Participant in accordance with this Plan shall be treated as a right to a series of separate payments.

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